As filed with the Securities and Exchange Commission on August 3, 2005

Registration No. 333 - 124197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AtriCure, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	34-1940305
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6033 Schumacher Park Drive

West Chester, OH 45069

(513) 755-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David J. Drachman

President and Chief Executive Officer

AtriCure, Inc.

6033 Schumacher Park Drive

West Chester, OH 45069

(513) 755-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Theodore L. Polin Epstein Becker & Green, P.C. 250 Park Avenue New York, New York 10177 (212) 351-4500	Alan D. Schnitzer Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 3, 2005

PRELIMINARY PROSPECTUS

4,000,000 Shares

AtriCure, Inc.

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the 4,000,000 shares of the common stock offered by this prospectus. We expect the public offering price to be between $12.00 and $14.00 per share.

Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “ATRC.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We and certain of our shareholders have granted the underwriters an option to purchase up to an additional 600,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions payable by us will be $    , the total proceeds, before expenses, to us will be $    , the total underwriting discounts and commissions payable by the selling shareholders will be $         and the total proceeds, before expenses, to the selling shareholders will be $        . We will not receive any proceeds from the sale of up to 450,000 shares of common stock to be sold by the selling shareholders if the underwriters exercise this option.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

UBS Investment Bank	Piper Jaffray

Thomas Weisel Partners LLC	A. G. Edwards

                    , 2005

Standard
Long Jaw
xcL
xcR

Isolator
To ASU

Isolator clamp

To ASU

Isolator pen

Wolf dissector

Ablation and Sensing Unit (ASU)

AtriCure
Transmurality
Achieved

AtriCure

You should rely only on the information contained in this prospectus. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                     , 2005 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

AtriCure is a registered trademark and Isolator, Wolf dissector and Isolator pen are trademarks of AtriCure, Inc. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Unless the context requires otherwise, the words “AtriCure,” “we,” “Company,” “us” and “our” refer to AtriCure, Inc. Contemporaneously with the closing of this offering, we expect to acquire Enable Medical Corporation, which we refer to as “Enable.” Except where otherwise noted, this prospectus reflects the acquisition of Enable. For purposes of this prospectus, the term “shareholder” shall refer to the holders of our common stock.

All share amounts and per share information in this prospectus have been adjusted to reflect a 1-for-3.8 reverse split of our capital stock that was effected on July 27, 2005.

This prospectus includes statistical data obtained from industry publications. While we believe these industry publications to be reliable, we have not independently verified their data and do not guarantee the accuracy and completeness of their information.

i

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

ii

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk Factors,” and our financial statements and related notes and our pro forma financial statements and related notes beginning on page F-1.

Our Business

We develop, manufacture and sell innovative surgical devices designed to create precise lesions, or scars, in soft tissues. Medical journals have described the adoption by leading cardiothoracic surgeons of the AtriCure bipolar ablation system as a standard treatment alternative during open-heart surgical procedures to safely, rapidly and reliably create lesions in cardiac, or heart, tissue to block the abnormal electrical impulses that cause atrial fibrillation, or AF, a rapid, irregular quivering of the upper chambers of the heart. AF is associated with an increased risk of stroke and is often accompanied by such symptoms as fatigue, shortness of breath and heart palpitations.

Cardiothoracic surgeons have adopted our system to treat AF in over 16,000 patients since its general commercial release in the United States in January 2003. We believe that the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures, such as bypass or valve surgery, and surgeons have commenced use of our system as a sole-therapy minimally invasive treatment for AF, which is performed on patients who are not undergoing a separate open-heart procedure. Our system is currently being used in 22 of the 25 highest volume heart centers in the United States. Sales of our system reached approximately $18.9 million for 2004, the second full year of general sales of our system, and were approximately $7.5 million for the three months ended March 31, 2005. We do not believe that our system is currently being used for its FDA-cleared indications, and, accordingly, substantially all of our revenues are currently generated through the non-FDA-approved, or off-label, use of our system for the treatment of AF.

The AtriCure bipolar ablation system, our primary product, consists of a compact power generator known as an ablation sensing unit, or ASU, and several uniquely designed disposable handpieces that connect to the ASU. We also market the Isolator pen and the Wolf dissector, which are separate from, but complement, our system.

The Food and Drug Administration, or FDA, has cleared the AtriCure bipolar ablation system for the ablation, or destruction, of soft tissues in general and non-cardiac related surgical procedures but to date has not cleared or approved our system for cardiac use or the treatment of AF. After conducting necessary clinical trials, we intend to seek FDA approval as early as 2008 or 2009 for the use of our system to treat AF, which we view as our market opportunity. In June 2005, the FDA denied 510(k) clearance for use of our system to ablate cardiac tissue because the FDA determined that our system is not substantially equivalent to an already cleared device. We had sought clearance for the ablation of cardiac tissue as an interim step pending application for approval to treat AF. Also in June 2005, we did receive FDA clearance for the use of our Isolator pen for the surgical ablation of cardiac tissue, and we believe cardiothoracic surgeons will use our pen device for that use.

Our Market

AF is the most common sustained cardiac arrhythmia, or irregular heartbeat, encountered in clinical practice and accounts for more doctor visits and hospital days than any other cardiac arrhythmia. Studies show that one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age. More than five million people worldwide, including more than 2.5 million Americans, are currently afflicted with AF. According to the American Heart Association, 15% of the estimated 700,000 strokes that occur annually in the United States are attributable to AF and people with AF are approximately five times more likely to have a stroke. According to the National Center for Health Statistics, AF accounts for an estimated 1.4 million outpatient visits and more than 227,000 hospitalizations annually in the United States. It is estimated that AF accounts for more than $6 billion in healthcare costs each year in the United States.

According to the Journal of the American Medical Association, the number of patients with AF in the United States will continue to increase. AF is an underdiagnosed condition due in large part to the fact that patients with AF often have mild or no symptoms, and their AF is only diagnosed when they seek treatment for an associated condition, such as a stroke or heart disease. We believe that increasing awareness of AF and improved diagnostic screening will result in an increase in the number of patients diagnosed with AF. Also, since the prevalence of AF increases with age, there will likely be an increase in the number of diagnosed AF patients in the United States as the population ages.

Doctors typically begin treating AF with drugs, which are often ineffective, not well tolerated and may be associated with serious side effects. Patients who cannot effectively be treated with drugs occasionally undergo catheter-based procedures to treat their AF, but catheter-based procedures have not been widely adopted because they are technically challenging, can be associated with serious complications and yield inconsistent results. Implantable devices, such as pacemakers and defibrillators, are sometimes used to reduce the frequency and symptoms of AF, although they do not treat the underlying disease. In the past, an open-heart surgical procedure known as the classic Maze was used to treat AF, but this procedure has not been widely adopted because it is technically challenging, highly invasive and involves long recovery times.

Because the FDA has not cleared or approved our system for the ablation of cardiac tissue or the treatment of AF, we and others acting on our behalf may not promote our system for these uses, make any claim that our system is safe and effective for these uses or train doctors to use our system for these uses. However, these restrictions do not prevent doctors from choosing to use our system for the treatment of AF or prevent us from engaging in sales and marketing efforts that focus only on the general attributes of our system and not on the ablation of cardiac tissue or the treatment of AF. Because the FDA has cleared our pen device for the surgical ablation of cardiac tissue, we may promote this device to doctors and provide education and training on the use of this device for that use.

Our Solution

We believe that traditional surgical and catheter-based ablation devices are not able to safely, rapidly and reliably create the transmural lesions required to block the abnormal electrical impulses that cause AF. Reports of preliminary clinical studies conducted by doctors at prominent cardiac care centers indicate that cardiothoracic surgeons have adopted the AtriCure bipolar ablation system for the treatment of AF during elective open-heart surgical procedures. These reports suggest that our system allows cardiothoracic surgeons to simplify the classic Maze procedure with a faster, less invasive and less technically challenging approach that appears to have comparable effectiveness, which we believe has led to our system’s high market penetration and rapid adoption. Some leading cardiothoracic surgeons have also commenced use of our system as a sole-therapy minimally invasive treatment for AF.

Leading cardiothoracic surgeons who are consultants to us have participated in the preliminary clinical studies that were conducted at leading cardiac care centers, including a 27-patient study at the Cleveland Clinic and studies of approximately 400 patients in total at Washington University, to demonstrate the efficacy, ease of use and safety of our system:

•	Efficacy. Approximately 90% of these study participants treated for AF using our system were free of AF at six-month follow-up. We are seeking to confirm these results in the FDA-approved clinical study that we have initiated on the use of our system during elective open-heart surgery and in the sole-therapy minimally invasive study that we anticipate initiating.

•	Ease of Use. In these studies, cardiothoracic surgeons reported that our system was easy to use, based in part on the design and automated features of our ASU. Our ASU does not require the surgeon to make any prior settings or adjustments and signals the surgeon when the targeted tissue no longer conducts energy, indicating that the lesion is transmural, or full-thickness. In these studies, surgeons found that it takes only seconds to create transmural lesions that are required to block the abnormal electrical impulses that cause AF.

•	Safety. Although serious complications, including death, may arise from any type of cardiac surgery, our system was found to be a safe treatment alternative for the surgical treatment of AF in these studies. Cardiothoracic surgeons participating in these studies concluded that our system reduced the risk of blood clots, strokes and damage to adjacent anatomical structures due to its design, which confines the delivery of energy to within the jaws of the handpiece and allows the surgeon to control the application of energy to the tissue targeted for ablation.

Our system does not have FDA clearance or approval for the ablation of cardiac tissue or the treatment of AF and we cannot assure you that our system will receive such clearance or approval. If the lack of FDA clearance or approval were to prevent sales of our system, we would lose substantially all of our revenues and would require significant financing to conduct the necessary clinical trials and sustain our operations until sales could resume, if at all.

Our Strategy

Our mission is to expand the treatment options for those patients who suffer from AF through the continued development of our proprietary technology platform and the education of medical professionals concerning our unique technologies. The key elements of our strategy include:

•	Form Investigational Relationships with Key Opinion Leaders at Leading Institutions. We have formed investigational relationships with key opinion leaders at several leading cardiac care centers, such as the Cleveland Clinic, the Mayo Clinic, Brigham and Women’s Hospital, Washington University and the University of Cincinnati. To date, there have been approximately 15 peer-reviewed publications that describe our system’s ability to create cardiac lesions in order to treat AF. We believe that these publications, and the presentations given by key opinion leaders, have contributed to the adoption of our system as a standard treatment alternative for AF during open-heart surgical procedures.

•	Provide Product Education. We have recruited and trained sales professionals who have strong backgrounds in the medical device field to effectively communicate to doctors the unique features and benefits of our technology as they relate to the ablation of soft tissues.

•	Introduce and Expand Adoption of Our Sole-Therapy Minimally Invasive Procedure. There is currently no widely adopted sole-therapy treatment to cure AF. Independent investigators are collecting clinical data, including data as to safety and efficacy, to evaluate our system as a sole-therapy minimally invasive AF treatment, and, to date, our system has been used successfully in over 350 sole-therapy minimally invasive procedures to treat AF.

•	New Product Innovation. We intend to leverage our leadership position in open-heart surgical ablation and expand our technology platform to provide a widely adopted solution for a sole-therapy minimally invasive AF treatment. In addition, we are currently developing a product that will enable surgeons to mechanically isolate a portion of the heart known as the left atrial appendage, which is believed to be responsible for the majority of AF-related strokes. We believe that the successful development of our left atrial appendage technology will add to the demand for surgical AF treatment by offering patients a one-step solution to AF treatment and stroke reduction. Additionally, we are pursuing business development opportunities that will expand our technologies and capabilities to provide additional solutions for the treatment of AF.

Acquisition of Enable Medical Corporation

Contemporaneously with the closing of this offering, we anticipate acquiring Enable Medical Corporation, the manufacturer of our Isolator handpieces, which are an essential component of the AtriCure bipolar ablation system. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities and improve our margins, especially as we intend to expand the types and quantities of our products manufactured and sold. The $7.0 million aggregate purchase price for Enable, of which $0.5 million has been paid to date, was determined by negotiations between special committees of disinterested directors of Enable and us, but no opinion as to fairness of the terms was obtained from an investment banking firm. See “Business—Acquisition of Enable Medical Corporation.”

Three of the members of our board of directors, directly or indirectly, hold an aggregate of approximately 63% of the outstanding common stock of Enable and, accordingly, will receive a majority of the amounts that we pay to acquire Enable. One of these three directors, Michael Hooven, our Chief Technology Officer, is also a director, an officer and a shareholder of Enable. See “Certain Relationships and Related Party Transactions—Enable Medical Corporation.”

Risks Associated With Our Business

We are subject to a variety of risks related to our competitive position and business strategy. For example, we expect that sales of the AtriCure bipolar ablation system will account for substantially all of our revenues for the foreseeable future. We do not believe that doctors are using the AtriCure bipolar ablation system for any purpose other than the surgical treatment of AF, and such use is an off-label indication for which our system has not received approval or clearance from the FDA. Until our system receives approval from the FDA, we are prohibited from marketing or promoting our system for the treatment of AF and from engaging in the training of doctors in the use of our system for the treatment of AF. We cannot guarantee that the FDA will ever approve our system for the treatment of AF. In addition, there are liability risks associated with the off-label use of our system as well as a lack of long-term clinical data as to the safety and effectiveness of our system and the safety and effectiveness of the surgical treatment of AF. See “Risk Factors” beginning on page 9 for a discussion of various factors you should consider before investing in our common stock.

Corporate Information

We were incorporated in Delaware as AtriCure, Inc. on October 31, 2000 in connection with a spin-off transaction from Enable, in which shares of our common stock were given to the Enable stockholders. Our principal executive offices are located at 6033 Schumacher Park Drive, West Chester, OH 45069, and our telephone number is (513) 755-4100. Our website is located at http://www.atricure.com. We do not intend for the information contained on our website to be incorporated by reference into, or to form any part of, this prospectus.

The Offering

Common stock offered:
By us	4,000,000 shares (4,150,000 shares if the over-allotment option is exercised in full)
By selling shareholders	450,000 shares if the over-allotment option is exercised in full
Total	4,000,000 shares (4,600,000 shares if the over-allotment option is exercised in full)

Common stock to be outstanding after this offering	11,901,530 shares (12,051,530 shares if the over-allotment option is exercised in full)

Estimated initial public offering price per share	$12.00 to $14.00

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $45.6 million, or approximately $47.4 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $13.00 per share. We expect to use $6.5 million of the net proceeds of this offering to acquire Enable, a related party with which we have a director, certain shareholders and an officer in common, and the remainder for other general corporate purposes, including obligations under an Ohio grant program in which we anticipate participating, repayment of amounts outstanding under our credit facility and obligations under a recently executed development and license agreement. As of July 15, 2005, $1.0 million in principal was outstanding under our credit facility, and we anticipate borrowing an additional $0.5 million to $1.0 million in principal prior to the closing of this offering. We will not receive any proceeds from any sale of common stock by the selling shareholders. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends on our capital stock in the foreseeable future.

NASDAQ National Market symbol	“ATRC”

All share amounts and per share information in this prospectus have been adjusted to reflect a 1-for-3.8 reverse split of our capital stock that was effected on July 27, 2005. In addition, unless otherwise indicated, all share information in this prospectus assumes:

•	the amendment and restatement of our certificate of incorporation and bylaws, which will become effective immediately prior to the closing of this offering;

•	the conversion, upon closing of this offering, of all of our 6,012,020 outstanding shares of preferred stock into 6,012,020 shares of our common stock; and

•	the underwriters do not exercise their option to purchase up to 600,000 additional shares of our common stock to cover over-allotments, if any.

The number of shares of our common stock to be outstanding after this offering is based on 1,889,510 shares of common stock outstanding as of May 31, 2005 and excludes as of that date:

•	1,102,208 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.39 per share (of which, options to purchase 680,916 shares of our common stock at a weighted average exercise price of $1.19 per share were exercisable as of that date);

•	250,368 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.72 per share; and

•	103,248 shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan and 1,750,000 shares of our common stock to be reserved for issuance pursuant to our 2005 Equity Incentive Plan.

Summary Historical and Pro Forma Financial Data

The following summary financial data as of and for the years ended December 31, 2001, 2002, 2003 and 2004 have been derived from our audited financial statements. We derived the summary financial data for the three months ended March 31, 2004 and 2005 from our unaudited financial statements. Our operations began October 31, 2000, and we had no revenue and minimal start-up expenses for the period ending December 31, 2000.

The pro forma statement of operations data gives effect to the acquisition of Enable as if it occurred on January 1, 2004 and assumes the conversion, upon closing of this offering, of all of our 6,012,020 outstanding shares of preferred stock into 6,012,020 shares of our common stock. The pro forma information is based on preliminary estimates, available information, assumptions and valuations that have not yet been completed; however, amounts actually recorded in future periods may be materially different. The summary historical and pro forma financial data set forth below should be read together with the financial statements and the related notes to those statements and the unaudited pro forma combined financial information and related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The information set forth below is not indicative of future results.

Statements of Operations Data:							Pro Forma
	Year Ended December 31,				Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2001	2002	2003	2004	2004	2005	2004	2005
	(In thousands, except share and per share data)
Revenues:
Sales of products	$20	$1,766	$9,792	$18,946	$3,797	$7,490	$19,400	$7,585
Commissions	—	—	—	211	5	8	211	8
Government grants	—	—	—	—	—	—	311	17

Total revenues	20	1,766	9,792	19,157	3,802	7,498	19,922	7,610

Cost of revenues:
Product sales	8	681	2,612	5,202	1,090	1,920	3,921	1,344
Billable research & development costs	—	—	—	—	—	—	104	17

Total cost of revenues	8	681	2,612	5,202	1,090	1,920	4,025	1,361

Gross profit	12	1,085	7,180	13,955	2,712	5,578	15,897	6,249

Gross profit percentage	60.0%	61.4%	73.3%	72.8%	71.3%	74.4%	79.8%	82.1%
Expenses:
Research and development expenses	1,838	2,721	2,501	4,422	984	1,737	4,422	1,737
Selling, general and administrative expenses(1)	1,314	4,026	8,036	15,186	2,911	5,252	16,167	5,614

Total expenses	3,152	6,747	10,537	19,608	3,895	6,989	20,589	7,351

Loss from operations	(3,140)	(5,662)	(3,357)	(5,653)	(1,183)	(1,411)	(4,692)	(1,102)

Preferred stock interest expense	469	2,563	3,905	3,905	976	976	—	—
Other interest income (expense)—net	13	(806)	154	106	29	21	102	24
Income tax expense	—	—	—	—	—	—	14	—

Net loss available to common shareholders	$(3,596)	$(9,031)	$(7,108)	$(9,452)	$(2,130)	$(2,366)	$(4,604)	$(1,078)

Net loss per share:
Basic and diluted(2)	$(2.04)	$(5.08)	$(3.97)	$(5.17)	$(1.18)	$(1.26)	$(0.39)	$(0.09)

Shares used in computing net loss per share:
Basic and diluted(2)	1,765,631	1,777,277	1,791,577	1,828,452	1,805,842	1,881,542	11,840,472	11,893,562

(1)	Includes a non-cash charge of $327.2 relating to certain employee option grants for the year ended December 31, 2004 and pro forma year ended December 31, 2004, $73.7 for the three months ended March 31, 2005 and pro forma three months ended March 31, 2005 and $58.2 for the three months ended March 31, 2004.
(2)	Unaudited pro forma net loss per share, basic and diluted, and shares used in computing net loss per share, basic and diluted, have been calculated in accordance with the SEC rules for initial public offerings. Pro forma net income (loss) available to common shareholders has been adjusted to give effect to the elimination of preferred stock interest from net income (loss). Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on the number of common shares at an initial public offering price of $13.00 (which is the mid point of the range set forth on the cover) and has been adjusted to give effect to the conversion of all of our 6,012,020 outstanding shares of preferred stock into 6,012,020 shares of our common stock, which will become effective at the closing of this offering.

The following table contains a summary of our balance sheet as of March 31, 2005:

•	on an actual basis; and

•	on a pro forma basis to give effect to the acquisition of Enable, which is expected to occur contemporaneously with the closing of this offering, the conversion, upon closing of this offering, of all of our 6,012,020 outstanding shares of preferred stock into 6,012,020 shares of our common stock, the sale of the shares of our common stock we are offering at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and the application of net proceeds therefrom, as if they had occurred on March 31, 2005. See “Use of Proceeds.”

	As of March 31, 2005
Balance Sheet Data:	Actual	Pro forma (unaudited)
	(in thousands)
Cash and cash equivalents	$2,452	$42,969
Working capital	4,617	45,514
Total assets	12,408	58,134
Redeemable preferred stock	37,742	—
Accumulated deficit	(32,009)	(31,854)
Total shareholders’ equity (deficit)	(29,316)	54,190

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating To Our Business

We expect to derive substantially all of our future revenues from sales of the AtriCure bipolar ablation system. If the AtriCure bipolar ablation system fails to gain or loses market acceptance for the treatment of AF, we may not generate sufficient revenues to continue our operations.

Currently, our primary product line is the AtriCure bipolar ablation system, which we commercially introduced in 2002 in the United States and in 2003 outside of the United States. We expect that sales of the AtriCure bipolar ablation system will account for substantially all of our revenues for the foreseeable future and that our future revenues will depend on the acceptance by the medical community of the AtriCure bipolar ablation system as a standard treatment alternative for the surgical treatment of AF during open-heart surgical procedures and as a sole-therapy minimally invasive treatment for AF.

Acceptance of our system for the treatment of AF is dependent upon, among other factors, the level of screening for AF and the awareness and education of the medical community about the surgical treatment of AF, in general, and the existence, effectiveness and safety of the AtriCure bipolar ablation system, in particular. Our system and the procedures involved with the treatment of AF using our system are relatively new. We cannot assure you that doctors will continue to use the AtriCure bipolar ablation system or that demand for the surgical treatment of AF will not decline or will increase as quickly as we expect.

We may not be able to maintain or increase market acceptance of the AtriCure bipolar ablation system for a number of additional reasons, including:

•	our inability to promote our system for use on cardiac tissue or for the treatment of AF until we obtain additional FDA approvals or clearances;

•	our inability to train doctors in the use of our system for the ablation of cardiac tissue or for the treatment of AF until we obtain additional FDA approvals or clearances;

•	our inability to establish or sustain acceptance of our system within the medical community;

•	liability risks for doctors and hospitals associated with the off-label use of our system and the use of new technologies or procedures;

•	findings or perceptions relating to the safety or effectiveness of our system or the safety or effectiveness of the surgical treatment of AF;

•	medical device reports to the FDA and foreign regulatory authorities, which are required in the event our products malfunction or cause or contribute to a death, serious injury or other adverse event;

•	publicity concerning our system, competing products or the surgical treatment of AF;

•	the cost of our system;

•	the availability of alternative treatments or procedures that may be, or may be perceived as, more effective, safer, faster, easier to use or less costly than our system; and

•	policies of healthcare payors with respect to coverage and reimbursement.

Since we do not believe that doctors are using the AtriCure bipolar ablation system for any purpose other than the surgical treatment of AF, if doctors do not use our system to treat AF, we would lose substantially all of our revenues.

Use of the AtriCure bipolar ablation system as a sole-therapy minimally invasive treatment for AF, which is not currently an established market, represents our major growth opportunity. If this market does not develop or our system is not widely adopted for use in this market, it may adversely impact our ability to grow our revenues.

We believe that sole-therapy minimally invasive treatment for AF, which is not currently an established market, will ultimately represent the largest segment of the market for the surgical treatment of AF. If this market fails to develop, or if our system is not widely adopted for use in this market, it may adversely impact our ability to grow our revenues. In order to establish the sole-therapy minimally invasive AF treatment market, doctors treating patients with AF who would not otherwise require an open-heart surgical procedure must change their current practice of referring patients to cardiologists and electrophysiologists and instead refer these patients to cardiothoracic surgeons for surgical AF treatment. Doctors may decide not to change their referral patterns for a variety of reasons including, for example, that limited clinical data is available relating to the safety and effectiveness of our system, that only a limited number of procedures have been performed using our system, that clinical testing of our system is in the feasibility stage, that doctors who refer their patients to cardiothoracic surgeons may risk losing their patients and that doctors may prefer to treat patients using drugs or catheter-based ablation. If doctors do not refer their patients to cardiothoracic surgeons for surgical AF treatment, we will not be able to establish a market for the use of our system for the sole-therapy minimally invasive treatment of AF, and our future growth and revenues will suffer.

The failure to educate or train a sufficient number of doctors in the use of the AtriCure bipolar ablation system could reduce the market acceptance of our system and reduce our revenues.

It is critical to the success of our sales efforts to ensure that there are a sufficient number of doctors familiar with, trained on and proficient in the use of our system. While we educate and train doctors as to the skills involved in the proper use of our system and technology, we cannot educate or train them to use our system for the ablation of cardiac tissue or the surgical treatment of AF unless and until we obtain additional FDA approvals or clearances. Currently, doctors learn to use our system for the treatment of AF through independent training programs provided by hospitals and universities and through independent peer-to-peer training among doctors. We provide research and educational grants to institutions, some of which are used to fund programs to teach the procedures involved in the surgical treatment of AF, including the use of our system for such treatment. However, while we make doctors generally aware of these programs, these institutions determine the faculty and the content of the programs. We also rely on doctors to independently inform their colleagues about these programs. We cannot assure you that a sufficient number of doctors will become aware of training programs or that doctors will dedicate the time, funds and energy necessary for adequate training in the use of our system.

Unless we obtain additional FDA approvals or clearances, we will not be able to promote the AtriCure bipolar ablation system to ablate cardiac tissue or to treat AF and our ability to maintain and grow our business could be harmed.

Generally, a medical device company must first obtain either FDA clearance through the submission to the FDA of a 510(k) notification or FDA approval through the submission of a pre-market approval application, or PMA, before a company may market a medical device in the United States. Certain modifications to a previously marketed device, including a proposed new use or new indication for the device, also require the submission to the FDA of either a 510(k) or PMA before such device with the modifications may be marketed. The process of obtaining these clearances and approvals can be lengthy and expensive. The PMA process is more costly, lengthy and uncertain than the 510(k) process and requires that the device be found to be safe and effective and must be supported by extensive data, including data from preclinical studies and human clinical trials. Though less likely, a 510(k) application may require human clinical trials as well. Because we cannot assure you that any new products, or any product enhancements, that we develop will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement may occur.

We have not received FDA clearance or approval to promote our system for the ablation of cardiac tissue or for the use of our system in the treatment of AF. In December 2004, we submitted a 510(k) notification to obtain clearance for use of our system for the ablation of cardiac tissue, which had previously been sought by us and denied in 2002 and 2003. In June 2005, the FDA denied 510(k) clearance, finding that our system was not substantially equivalent to the already cleared predicate devices relied on in our 510(k) notice. The FDA also noted in its letter that our system has been reclassified as a Class III device. This means that we would now be required to obtain a full PMA, rather than a 510(k), in order to gain FDA authorization of our system for the ablation of cardiac tissue. We may appeal the FDA’s decision, but we cannot assure you that the FDA would agree to reverse its decision. If that appeal is not successful, we would not intend to pursue a PMA for the ablation of cardiac tissue using our system. Whether or not the FDA provides clearance for the use of the AtriCure bipolar ablation system to ablate cardiac tissue, we will need to obtain separate approvals from the FDA for use of the AtriCure bipolar ablation system in the treatment of AF as part of an open-heart procedure and as a sole-therapy minimally invasive procedure through the submission of separate PMAs to the FDA.

Unless and until we obtain FDA clearance or approval for the use of our system for the ablation of cardiac tissue or for the treatment of AF, we and others acting on our behalf may not promote our system for such uses, make any claim that our system is safe and effective for such uses, or proactively discuss or provide information on the use of our system in connection with such uses. These limitations put us at a disadvantage relative to our competitors who have received clearance or approval to market their products for the ablation of cardiac tissue.

We cannot assure you that future clearances or approvals of the AtriCure bipolar ablation system will be granted or that current or future clearances or approvals of the AtriCure bipolar ablation system will not be withdrawn. Failure to obtain a clearance or approval or loss of an existing clearance or approval, could hurt our ability to maintain and grow our business.

Unless we are able to complete the clinical trials required to support future submissions to the FDA, and unless the data generated by such trials supports the use of our system for the treatment of AF as safe and effective, we may not be able to secure additional FDA clearances or approvals and our ability to maintain and grow our business could be harmed.

In order to obtain FDA approvals to promote the AtriCure bipolar ablation system for AF treatment, we will need to demonstrate in clinical trials that our system is safe and effective for such use. In order to conduct clinical trials, it is necessary to receive an investigational device exemption, or IDE, from the FDA. While we have obtained the required IDE from the FDA for the conduct of clinical trials for the use of our system as a treatment for AF during open-heart surgical procedures, the FDA or institutional review boards, or IRBs, that also oversee the trials for the purpose of protecting the study subjects can halt clinical trials at any time for safety reasons or because we or any of our clinical investigators do not follow the FDA’s requirements for conducting clinical trials. In addition, the FDA may modify its requirements with respect to various aspects of our clinical study, in which case our ongoing clinical trial may not be achievable. Moreover, future clinical trials of our system to treat AF as a sole-therapy minimally invasive procedure will likely proceed in phases beginning with a feasibility trial. We have filed with the FDA for an IDE to conduct a feasibility study relating to the use of the AtriCure bipolar system for the sole-therapy minimally invasive treatment of AF and the FDA has granted us conditional approval for such IDE, but there is no guarantee that the FDA will grant us full approval of this IDE. If we are unable to receive approval to conduct clinical trials or the trials are halted by the FDA or others, we would not be able to promote the AtriCure bipolar ablation system for use in the treatment of AF in the United States.

While we have begun the RESTORE-SR trial, a clinical trial to support the submission of our PMA seeking FDA approval to use the AtriCure bipolar ablation system for the treatment of AF during elective open-heart procedures, enrollment in the trial has been slower than expected. To date, we have enrolled only approximately 7.5% of the patients that are required to be enrolled in this study. We cannot assure you that this clinical trial will be completed in a timely manner or successfully or that the results that are obtained will be acceptable to the FDA.

Clinical trials and regulatory approval of the AtriCure bipolar ablation system for treatment of AF can take a number of years to accomplish and require the expenditure of substantial financial, managerial and other resources, and we may never obtain regulatory approval for the use of the AtriCure bipolar ablation system in either an open-heart procedure or a sole-therapy minimally invasive procedure. The FDA may not grant approval to use our system for the treatment of AF in all types of patients that experience AF, if any, or could limit the type of AF that could be treated using our system. If we do not secure required FDA approval to promote the AtriCure bipolar ablation system for either or both types of procedures, our business, results of operations and prospects would be negatively affected as a result.

Further, we cannot make comparative claims regarding the use of the AtriCure bipolar ablation system against any alternative treatments without conducting comparative clinical studies, which would be expensive and time consuming. We do not have any current plans to conduct such comparative clinical studies to evaluate the AtriCure bipolar ablation system against any alternative method of treatment.

If the available data on the use of our system from clinical trials and marketing experience do not establish the safety or effectiveness of our system, our clinical trials may be halted, our system may be withdrawn from the market and we may be prohibited from further distribution and sale of our system.

If the results obtained from our clinical trials, any other clinical studies, or clinical or commercial experience indicate that our system is not safe or effective, or not as safe or effective as other treatment options, the FDA may not approve our system for the treatment of AF, adoption of the use of our system for the treatment of AF may suffer and our business would be harmed.

We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for non-FDA-approved, or off-label, uses.

Our business and future growth depend on the continued use of the AtriCure bipolar ablation system in the treatment of AF, which is considered an off-label use of our system because the sole indication for which our system has received FDA clearance or approval is the ablation and coagulation of soft tissues during certain non-cardiac-related surgical procedures. Under the Federal Food, Drug, and Cosmetic Act and other laws, we are prohibited from promoting our products, including our system, for off-label uses. This means that we may not make claims about the safety or effectiveness of the AtriCure bipolar ablation system for the ablation of cardiac tissue or the treatment of AF and may not proactively discuss or provide information on the use of our system for the treatment of AF, except in certain limited scientific and other settings.

Due to these legal constraints, our sales and marketing efforts focus only on the general technical attributes and benefits of the AtriCure bipolar ablation system and not on the use of our system for AF treatment or other cardiac uses. At the same time, we provide certain support for the use of the AtriCure bipolar ablation system in the treatment of AF that we believe is non-promotional and therefore permitted. In particular, since our system is only being used by doctors for the treatment of AF, we train our sales force on the use of our system by cardiothoracic surgeons to treat AF, and off-label sales are included in our sales force compensation structure. Sales personnel call on cardiothoracic surgeons, electrophysiologists, and other doctors to discuss the general attributes of our system and respond in a non-promotional manner to unsolicited requests for information from doctors on the use of our system in the treatment of AF by providing copies of and citations to peer-reviewed journal articles and/or other training and instructional tools. In addition, medically trained clinical application specialists attend surgical procedures to discuss the general attributes of our system and respond to unsolicited requests for information on the use of our system for the treatment of AF. We have entered into consulting agreements with prominent cardiothoracic surgeons and electrophysiologists who assist us with, among other things, product development and clinical development. In addition, we provide financial support in the form of research and educational grants to several leading institutions in the cardiac field, which they may use to conduct physician training programs, including programs relating to the surgical treatment of AF using our system. We also provide some guidance to physicians and medical institutions regarding what physicians are available and qualified for training other physicians on the use of our system in the treatment of AF. We also continue to make improvements in our system which could be viewed as supporting the ablation of cardiac tissue and the treatment of AF.

There is a material risk that the FDA or other federal or state law enforcement authorities could determine that the nature and scope of these activities constitute the promotion of our system for a non-FDA-approved use in violation of the law. We also face the risk that FDA or other regulatory authorities might pursue enforcement based on past activities that we have discontinued or changed, including sales activities, arrangements with institutions and doctors, educational and training programs and other activities.

Government investigations concerning the promotion of off-label uses and related issues are typically expensive, disruptive and burdensome and generate negative publicity. If our promotional activities are found to be in violation of the law or if we agree to a settlement in connection with an enforcement action, we would likely face significant fines and penalties and would likely be required to change substantially our sales, promotion, grant and educational activities. For example, in November 2004, we received a letter from the FDA relating to certain cardiac-related information on our website in connection with the AtriCure bipolar ablation system, which we subsequently removed. There is also a possibility that we could be enjoined from making sales of the AtriCure bipolar ablation system for any non-FDA-approved use, which effectively would bar all sales of our system until we receive FDA clearances or approval, if ever. In addition, as a result of enforcement actions against us or our senior officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid.

The use of products we sell may result in injuries or other adverse events that lead to product liability suits, which could be costly to our business or our customers’ business.

The use of products we sell may result in a variety of serious complications, including damage to the heart, internal bleeding, death, or other adverse events, potentially leading to product liability claims. Serious complications, including death, have been encountered in connection with the surgical treatment of AF, including in connection with a limited number of sole-therapy minimally invasive procedures in which our system was used. Although our manufacturing processes and those of our suppliers are required to comply with the FDA’s quality system regulations, or QSR, covering the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products, if products we sell are defectively designed, manufactured or labeled, contain inadequate warnings, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients.

We carry product liability insurance that is limited in scope and amount and may not be adequate to fully protect us against product liability claims. We could be required to pay damages that exceed our insurance coverage. Any product liability claim, with or without merit, could result in an increase in our product liability insurance rates or our inability to secure coverage on reasonable terms, if at all. Even in the absence of a claim, our insurance rates may rise in the future. Any product liability claim, even a meritless or unsuccessful one, would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business and result in adverse publicity, withdrawal of clinical trial volunteers, injury to our reputation and loss of revenues. Any of these events could negatively affect our earnings and financial condition.

Our current inability to educate or train doctors in the use of the AtriCure bipolar ablation system for the treatment of AF, due to legal prohibitions on off-label promotion of medical devices, could result in injuries to patients or other adverse events that lead to litigation against us, which could be costly to our business.

Our sales team educates doctors in the technology and general application of the AtriCure bipolar ablation system, but we cannot currently educate or train doctors to use our system for the ablation of cardiac tissue or for the surgical treatment of AF. Hospitals and universities offer independent educational programs for the treatment of AF utilizing the AtriCure bipolar ablation system, and there is independent doctor-to-doctor training to use our system for the treatment of AF. We do not require that doctors who use the AtriCure bipolar ablation system have any specific training in the use of our system. We cannot assure you that doctors utilizing our system are using it correctly. Because we rely on training by hospitals and universities and doctor-to-doctor training, we do not control the quality of the training received by the doctors who use our system. Not requiring training on the use of our system may expose us to greater risk of product liability for injuries occurring during procedures utilizing the AtriCure bipolar ablation system. If demand for the AtriCure bipolar ablation system grows, the increased number of procedures performed using our system may potentially lead to more injuries and an increased risk of product liability. In addition, the off-label use of our system by the doctors may expose us to greater risks relating to product liability claims.

Serious complications arising out of surgical procedures for the treatment of AF, including surgical AF treatments involving our system, could harm our business in a variety of important ways.

Serious complications, including death, have been encountered in connection with the surgical treatment of AF, including in connection with a limited number of sole-therapy minimally invasive procedures in which our system was used. The rate of serious complications associated with surgical AF treatments in general, or surgical AF treatments involving the use of our system in particular, may be greater than the rate of serious complications associated with alternative therapies for the treatment of AF or AF itself.

Adverse outcomes, or the perception that surgical AF treatments, including treatments involving the use of our system, are not safe, could harm our business, including in the following ways:

•	our system may fail to gain or may lose market acceptance;

•	the market for the sole-therapy minimally invasive treatment of AF may fail to develop;

•	the medical community may fail to adopt our system for the sole-therapy minimally invasive treatment of AF;

•	the FDA or foreign regulatory authorities may revoke the clearances or approvals they have granted for the use of our system for the ablation of soft tissue;

•	the FDA or foreign regulatory authorities may refuse, delay or revoke clearances, approvals or clinical trials of our system for the ablation of cardiac tissue or the treatment of AF;

•	the FDA or other domestic or foreign regulatory or enforcement authorities may be more likely than otherwise to pursue an action against us for promoting our products for off-label uses; and

•	we may be subject to product liability claims.

The significance of each of these identified risks is discussed elsewhere under the caption “Risk Factors—Risks Relating to our Business”.

Competition from existing and new products and procedures may decrease our market share and cause our revenues to decline.

The medical device industry, including the market for the treatment of AF, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and promotional activities of other participants. We cannot assure you that the AtriCure bipolar ablation system will compete effectively against drugs, catheter-based ablation, implantable devices such as pacemakers or defibrillators, other bipolar ablation systems or other surgical AF treatments, which may be more well-established among doctors and hospitals. Many companies are promoting devices for the treatment of AF, and we anticipate that new or existing competitors may develop competing products, procedures or clinical solutions. There are few barriers to prevent new entrants or existing competitors from developing products to compete directly with ours. Some companies also compete with us to attract qualified scientific and technical personnel as well as funding. Our primary competitors include Guidant Corp., Medtronic, Inc., St. Jude Medical Inc., Boston Scientific Corporation, Edwards Lifesciences Corporation and CryoCath Technologies Inc. These companies are larger than AtriCure or enjoy competitive advantages, including:

•	broader product offerings;

•	established and more comprehensive distribution networks;

•	less expensive products and procedures that take less time to perform;

•	greater resources, including financial resources and more extensive experience in product development, manufacturing, regulatory clearance and approval, promotion, distribution and selling and patent litigation; and

•	established relationships with hospitals, healthcare providers and payors.

Some competitors have FDA clearance for the use of their products to ablate cardiac tissue or FDA approval for the use of their products to ablate cardiac tissue during open-heart surgery. Our competitors are currently conducting clinical trials for the use of their products in the treatment of AF, which if successful, may impact the future sales of the AtriCure bipolar ablation system. Furthermore, demand for the AtriCure bipolar ablation system could be diminished by equivalent or superior products and technologies being offered by competitors, including products utilizing bipolar technology which could prove to be more effective, faster, safer or less costly than the AtriCure bipolar ablation system. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete, which could adversely affect our net revenues and future profitability.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents or, if they do infringe upon our technology, that we will be successful in or have sufficient resources to pursue a claim of infringement against those third parties. We believe that third parties may have developed or are developing products that could infringe upon our patent rights. Any pursuit of an infringement claim by us may involve substantial expense or diversion of management attention. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, investigators and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against foreign or domestic competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may harm our competitive position.

The medical device industry is characterized by patent litigation and any litigation or claim against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights.

Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Any patent dispute, even a meritless or unsuccessful one, would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business and result in adverse publicity, the disruption of development and marketing efforts, injury to our reputation and loss of revenues. Any of these events could negatively affect our earnings and financial condition.

Our competitors or others may assert that the AtriCure bipolar ablation system or the methods employed in the use of our system infringe on United States or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued and pending patents relating to surgical ablation, the surgical treatment of AF and other surgical devices. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our system may infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for the treatment of AF grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

If a third-party’s patents were upheld as valid and enforceable and we were found to be infringing, we could be prevented from selling the AtriCure bipolar ablation system unless we were able to obtain a license to use technology or ideas covered by such patent or are able to redesign our system to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other medical device companies. Although there are no claims currently pending against us, we may be subject to future claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research or sales personnel or their work product could hamper or prevent our ability to improve our products or sell our existing products, which would harm our business.

The increase in cost of medical malpractice premiums to doctors and hospitals or the lack of malpractice insurance coverage due to the use of our system by doctors for an off-label indication may cause certain doctors or hospitals to decide not to use our system and may damage our ability to grow and maintain the market for our system.

Insurance carriers have been raising premiums charged for medical malpractice insurance due, at least in part, to increased risks associated with off-label procedures, including higher damage awards for successful plaintiffs. Insurance carriers may continue to raise premiums or they may deny malpractice coverage for procedures performed using products such as ours on an off-label basis. If this trend continues or worsens, our revenues may fall as doctors or hospitals decide against purchasing the AtriCure bipolar ablation system due to the cost or unavailability of insurance coverage.

We have a limited history of operations and a history of net losses available to common shareholders and we may never become profitable.

We have a limited operating history and have incurred net losses each year since our inception, including net losses available to common shareholders of $9.0 million in 2002, $7.1 million in 2003 and $9.5 million in 2004. As of March 31, 2005, we had an accumulated deficit of approximately $32.0 million.

Our net losses available to common shareholders have resulted principally from costs and expenses relating to sales and promotional efforts, research and development, seeking regulatory clearances and approvals, and general operating expenses. We expect to continue to make substantial expenditures and to incur additional operating losses in the future as we expand our sales, manufacturing, marketing and product development activities, increase our administrative staff and further develop and commercialize our products, including completing clinical trials and seeking regulatory clearances and approvals for the AtriCure bipolar ablation system. If sales of our system do not continue to grow as we anticipate, we will not be able to achieve profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and shareholders’ deficit and we may never become profitable.

Our federal tax net operating loss carryforwards will be limited or lost, resulting in greater income tax expense because we will experience an ownership change of more than 50 percentage points upon the offering of our common stock hereunder.

Upon the offering of our common stock, we will experience an ownership change as defined by the Internal Revenue Code of 1986 that will limit the availability of our net operating loss carryforwards to offset any future taxable income, which may increase our future income tax expense. Our inability to use these net operating loss carryforwards to reduce taxable income is based on an ownership change of more than 50 percentage points under rules contained in the United States Internal Revenue Code. We had federal income tax net operating loss carryforwards of approximately $16.3 million at December 31, 2004 that, if not utilized to reduce our taxable income, will begin to expire in 2021.

Our capital needs after the next 12 months are uncertain and we may need to raise additional funds in the future and such funds may not be available on acceptable terms, if at all.

We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our projected capital requirements for at least the next 12 months. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our manufacturing and marketing activities, as well as sales and distribution efforts;

•	the rate of progress and cost of our research and development activities;

•	the costs of obtaining and maintaining FDA and other regulatory clearances and approvals of, and intellectual property protection for, our products and products in development;

•	the effects of competing technological and market developments; and

•	the number and timing of acquisitions and other strategic transactions.

As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity securities to raise additional funds, our existing shareholders may experience dilution, and if we issue equity or debt securities, such securities may have rights, preferences and privileges senior to those of our existing shareholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected and our growth could be limited.

The growth that we have experienced and that we may experience in the future, requires us to rapidly expand our sales personnel and manufacturing operations. Our United States sales and training force increased from 10 employees on January 1, 2003 to 31 employees as of May 31, 2005, and we expect to continue to grow. Upon the closing of this offering, we intend to purchase Enable, the manufacturer of our Isolator handpieces. As of May 31, 2005, we had 71 full-time employees and, after our acquisition of Enable, we will have a total of 122 employees. Rapid expansion in personnel could result in unanticipated costs and disruptions to our operations. Organizational growth could strain our existing managerial, operational, financial and other resources. We will need to expand our current, or implement new, financial and operating systems, which may be costly and time-consuming.

For us to maintain and expand our business successfully, we must manufacture commercial quantities of our system’s components, as well as components for other existing and future products, in compliance with regulatory requirements, including the FDA’s Quality System Regulation, or QSR, at an acceptable cost and on a timely basis. Our anticipated growth may strain our ability to manufacture an increasingly large variety and supply of our products. Manufacturing facilities often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we cannot scale and manage our business or our manufacturing operations appropriately, maintain control over expenses or otherwise adapt to future growth, our growth may be impaired and our future revenue and operating results will suffer.

We depend upon single and limited source third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We currently rely on single and limited source third-party vendors for the manufacture of many of the components used in the AtriCure bipolar ablation system. For example, we rely on one vendor to manufacture our ablation sensing unit, or ASU, and we have not been able to identify any alternate supplier to manufacture our ASU, or our Isolator handpieces, Isolator pen or Wolf dissector if we become unable to do so. In addition, in some cases there are relatively few, or no, alternative sources of supply for certain other components that are critical to the AtriCure bipolar ablation system. We also distribute a cryothermy, or extreme cold, ablation device that doctors have used to make specialized lesions in the heart for the treatment of AF in addition to the lesions made by the AtriCure bipolar ablation system, and our inability to offer this device to potential users of our system could negatively affect sales of our system.

Our reliance on these outside manufacturers and suppliers also subjects us to risks that could harm our business, including:

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers;

•	switching components may require product redesign and new submissions to the FDA which could significantly delay production or, if the FDA refuses to approve the changes, completely eliminate our ability to manufacture or sell our system;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Identifying and qualifying additional or replacement suppliers for any of the components used in the AtriCure bipolar ablation system, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition and results of operations.

An inability to forecast future revenues or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

To mitigate the risk of supply interruptions, we may determine to maintain excess inventory of the products or components supplied to us by third parties. Managing our inventory levels is important to our cash position and results of operations. As we expand, managing our inventory levels becomes more difficult. An excessive amount of inventory reduces our cash available for operations and may result in excess or obsolete materials. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenues. An inability to forecast future revenues or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

If we or our third party vendors fail to comply with extensive FDA regulations relating to the manufacturing of our product or any component part, we may be subject to fines, injunctions and penalties, and our ability to commercially distribute and sell our products may be hurt.

        Our manufacturing facility and the manufacturing facility of any of our third-party component manufacturers, critical suppliers or third-party sterilization facility are required to comply with the FDA’s quality systems regulations, or QSR, which sets forth minimum standards for the procedures, execution and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our systems. The FDA may enforce its QSR, among other ways, through periodic unannounced inspections. If our manufacturing facility or the manufacturing facility of any of our third-party component manufacturers, critical suppliers or third-party sterilization facility, fails a QSR inspection, our and their operations could be disrupted, and manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse QSR inspection could force a shutdown of our manufacturing operations or a recall of our products. Adverse QSR inspections could delay FDA approval of our system and could have an adverse effect on our production, sales and profitability. We and any of our third party vendors may also encounter other problems during manufacturing including failure to follow specific protocols and procedures, equipment malfunction and environmental factors, any of which could delay or impede our ability to meet demand. The manufacture of our product also subjects us to risks that could harm our business, including problems relating to the sterilization of our products or facilities and errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products. Any interruption or delay in the manufacturer of the product or any of its components could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with the extensive FDA regulations relating to our business, we may be subject to fines, injunctions and penalties and our ability to commercially distribute and promote our products may be hurt.

Our products are classified by the FDA as medical devices and as such are subject to extensive regulation in the United States by the FDA and numerous other federal, state and foreign governmental authorities. FDA regulations, guidance, notices and other issuances specific to medical devices are broad and regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	premarket clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	post-market surveillance and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions;

•	product corrective actions, removals and recalls; and

•	import and export.

Compliance with FDA, state and other regulations can be complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Furthermore, changes in the applicable governmental regulations could prevent further commercialization of our products and technologies and could materially harm our business.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing or delaying our pending requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, we could lose customers, and our production, product sales, business, results of operations and financial condition would be harmed.

We are also subject to medical device reporting regulations that require us to file reports with the FDA if our products reasonably are the cause of or contribute to an adverse event, death, serious injury or in the event of product malfunction. As of May 31, 2005, we have submitted a total of eight medical device reports to the FDA involving the AtriCure bipolar ablation system. There have been other incidents that have occurred during open-heart and sole-therapy minimally invasive procedures using our system that we have not, and believe were not required to be, reported to the FDA, including two patient deaths. If the FDA disagrees with us, however, and determines that we should have submitted reports for these adverse events, we could be subject to significant regulatory fines or other penalties. In addition, the number of medical device reports we make, or the magnitude of the problems reported, could cause the FDA or us to terminate or modify our clinical trials or recall or cease the sale of our products, and could hurt commercial acceptance of our product in the market.

Modifications to the AtriCure bipolar ablation system may require new clearances or approvals or require us to cease promoting or recall the modified products until such clearance or approvals are obtained.

Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture, could require a new 510(k) clearance or, possibly, submission and FDA approval of a PMA. The FDA requires every medical device company to make the determination as to whether a new 510(k) is to be filed in the first instance, but the FDA may review any medical device company’s decision. We have previously made modifications to the AtriCure bipolar ablation system but do not believe such modifications require us to submit an additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new clearances or approvals are required. If the FDA disagrees with us and requires us to submit a new 510(k) or PMA for then- existing modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or other penalties.

Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective or that appropriate regulatory submissions were not made. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements, could reduce our sales, profitability and future growth prospects.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.

We are subject to extensive regulation by the federal government and the states and foreign countries in which we conduct our business. The laws that affect our ability to operate our business in addition to the Federal Food, Drug, and Cosmetic Act and FDA regulations include, but are not limited to, the following:

•	state food and drug laws, including laws regulating the manufacture, promotion and distribution of medical devices;

•	state consumer protection, fraud and business practice laws;

•	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

•	the federal False Claims Act, which prohibits submitting a false claim or causing of the submission of a false claim to the government;

•	Medicare laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment, and laws prohibiting false claims for reimbursement under Medicare and Medicaid;

•	the federal doctor self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare patients by a doctor to an entity for the provision of certain designated healthcare services including inpatient and outpatient hospital services, if the doctor or a member of the doctor’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral;

•	state laws that prohibit the practice of medicine by non-doctors and by doctors not licensed in a particular state, and fee-splitting arrangements between doctors and non-doctors, as well as state law equivalents to the Anti-Kickback Statute and the Stark Law, which may not be limited to government- reimbursed items;

•	Federal and State healthcare fraud and abuse laws or laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act, or HIPAA;

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection; and

•	similar and other regulations outside the United States.

Certain federal and state laws regarding Medicare, Medicaid and physician self-referrals are broad and we may be required to change one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that a statute has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. For example, if we were found to be in violation of the federal False Claims Act, we would likely face significant fines and penalties and would likely be required to change substantially our sales, promotion, grant and educational activities. There is also a possibility that we could face an injunction that would prohibit in whole or in part our current business activities, and, as a result of enforcement actions against us or our senior officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

If our past or present operations are found to be in violation of any of the laws described above or the other governmental regulations to which we, our distributors or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid and other government programs and the curtailment or restructuring of our operations. If we are required to obtain permits or licensure under these laws that we do not already possess, we may become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

If doctors or hospitals were to receive inadequate levels of reimbursement for surgical AF treatments using the AtriCure bipolar ablation system from governmental or other third-party payors, it could affect the adoption or use of our system and may cause our revenues to decline.

Widespread adoption or use of the AtriCure bipolar ablation system by the medical community is unlikely to occur if doctors and hospitals do not receive sufficient reimbursement from payors for surgical treatment of AF using our system. Currently, hospitals do not receive any additional reimbursement from the fee-for-service Medicare program, which is administered by the Centers for Medicare and Medicaid Services, or CMS, for the cost of AF treatment, or for the cost of our system, as part of an open-heart procedure. However, doctors performing AF treatment during an open-heart surgical procedures do receive separate reimbursement for performing these AF treatments. Sole-therapy minimally invasive AF treatment does qualify for reimbursement from the fee-for-service Medicare program allowing both doctors and hospitals to receive reimbursement for this type of AF treatment. In addition, the Medicare program has already adopted specific hospital inpatient treatment codes describing AF treatment by ablation in sole-therapy minimally invasive procedures such as that provided through the use of the AtriCure bipolar ablation system.

Many private payors look to CMS as a guideline in setting their reimbursement policies and amounts. If CMS or other agencies decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines and those payors may reimburse only a portion of the cost of AF treatment or not at all. Furthermore, for some governmental payors, such as the Medicaid program, reimbursement differs from state to state, and some state Medicaid programs may not reimburse for our procedure in an adequate amount, if at all.

We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or governmental third-party payors. We cannot be certain that under prospective payment systems and applicable fee schedules, such as those used by CMS and by many private healthcare payors, the cost of the procedures utilizing the AtriCure bipolar ablation system will be adequately reimbursed or that it will receive reimbursement consistent with historical levels. Any denial of private or governmental third-party payor coverage or inadequate reimbursement for procedures performed using the AtriCure bipolar ablation system could harm our business and reduce our revenues.

Adverse changes in payors’ policies toward coverage and reimbursement for surgical AF treatment would harm our ability to promote and sell the AtriCure bipolar ablation system.

Third-party payors are increasingly exerting pressure on medical device companies to reduce their prices. Even to the extent that the treatment of AF using the AtriCure bipolar ablation system is reimbursed by private payors and governmental payors, adverse changes in payors’ policies toward coverage and reimbursement for surgical AF treatment would also harm our ability to promote and sell the AtriCure bipolar ablation system. Payors continue to review their policies and can, without notice, deny coverage for treatments that include the use of our product. Because each third-party payor individually approves coverage and reimbursement, obtaining these approvals may be time-consuming and costly. In addition, third-party payors may require us to provide scientific and clinical support for the use of the AtriCure bipolar ablation system. Alternatively, government or private payors may deem the treatment of AF utilizing the AtriCure bipolar ablation system experimental or not medically necessary and, as such, not provide coverage.

Adverse changes in coverage and reimbursement for surgical AF treatment could harm our business and reduce our revenues.

We have limited long-term clinical data regarding the safety and efficacy of the AtriCure bipolar ablation system. Any long-term data that is generated may not be positive or consistent with our limited short-term data, which would affect the rate at which our system is adopted by the medical community.

Our success depends upon our system’s acceptance by the medical community as safe and effective in the treatment of AF. Serious complications, including death, have been encountered in connection with the surgical treatment of AF, including in connection with a limited number of sole-therapy minimally invasive procedures in which our system was used. Important factors upon which the efficacy of our system will be measured include long-term data on the number of patients that continue to experience AF following treatment with our system and the number of patients that have serious complications resulting from AF treatment using our system. Our clinical trials may produce limited data regarding the efficacy of our system for the treatment of AF, or may identify unexpected safety issues. We cannot provide any assurance that the data collected during our clinical trials will be compelling to the medical community or to the FDA, because it may not be scientifically meaningful and may not demonstrate that the AtriCure bipolar ablation system is an attractive procedure when compared against data from alternative procedures and products. In addition, the long-term effects of the AtriCure bipolar ablation system procedure are not known.

The results of short-term clinical experience of the AtriCure bipolar ablation system do not necessarily predict long-term clinical benefit. If the long-term clinical trial results are not as positive as the short-term results or the long-term results do not otherwise meet doctors’ expectations, the FDA may not approve our system for the treatment of AF, the AtriCure bipolar ablation system may not become widely adopted, and doctors may recommend alternative treatments for their patients. Another significant factor is acute safety data on complications that occur during the treatment of AF during open-heart surgical procedures and as a sole-therapy minimally invasive treatment.

If the results obtained from our RESTORE-SR trial or any other clinical studies or clinical or commercial experience indicate that the AtriCure bipolar ablation system is not safe or effective, or not as safe or effective as other treatment options or than current short-term data would suggest, the FDA may not approve our system for the treatment of AF, adoption of the use of our system for the treatment of AF may suffer and our business would be harmed.

Even if we believe the data collected from clinical studies or clinical experience indicates positive results, each doctor’s actual experience with our system may vary. Clinical studies conducted with our system have involved procedures performed by doctors who are technically proficient. Consequently, both short- and long-term results reported in these studies may be significantly more favorable than typical results of practicing doctors, which could negatively impact rates of adoption of the AtriCure bipolar ablation system.

We sell the AtriCure bipolar ablation system outside of the United States and are subject to various risks relating to international operations, which could harm our international revenues and profitability.

During the year ended December 31, 2004, approximately 7.4% of our total revenues were attributable to sales in markets outside of the United States. We currently depend on third-party distributors to sell the AtriCure bipolar ablation system outside of the United States, and if these distributors underperform, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business outside of the United States, and to do so we will need to attract additional distributors or hire direct sales personnel to expand the territories in which we sell the AtriCure bipolar ablation system. Distributors may not commit the necessary resources to promote and sell our system to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected long-term international revenue growth.

Doing business outside of the United States exposes us to risks distinct from those we face in our domestic operations. For example, our operations outside of the United States are subject to different regulatory laws and requirements in each jurisdiction where we operate or have sales. Our or our distributors’ failure to comply with current or future foreign regulatory requirements, or the assertion by foreign authorities that we or they have failed to comply, could result in adverse consequences, including enforcement actions, fines and penalties, recalls, cessation of sales, civil and criminal prosecution, and the consequences could be disproportionate to the relative contribution of our international operations to our results of operations. Moreover, if political or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and the costs could be increased, which could negatively affect our operating results.

Engaging in business outside of the United States inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	pricing pressure that we may experience internationally;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	the need to hire additional personnel to promote our system outside of the United States;

•	international terrorism and anti-American sentiment;

•	fluctuations in exchange rates for future sales denominated in non-United States currency; and

•	difficulties in obtaining and enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

If coverage and adequate levels of reimbursement from governmental and third-party payors outside of the United States are not attained and maintained, sales of the AtriCure bipolar ablation system outside of the United States may decrease and we may fail to achieve or maintain significant sales outside of the United States.

Our revenues generated from sales outside of the United States are also dependent upon the availability of coverage and reimbursement within prevailing foreign healthcare payment systems. In general, foreign healthcare payors do not provide reimbursement for sole-therapy minimally invasive procedures utilizing an ablation device such as the AtriCure bipolar ablation system. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we sell our system, and these efforts are expected to continue. To the extent that use of an ablation device such as the AtriCure bipolar ablation system has historically received reimbursement under a foreign healthcare payment system, if any, such reimbursement has typically been significantly less than the reimbursement provided in the United States. If coverage and adequate levels of reimbursement from governmental and third-party payors outside of the United States are not attained and maintained, sales of the AtriCure bipolar ablation system outside of the United States may decrease and we may fail to achieve or maintain significant sales outside of the United States.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. Other than the merger agreement with Enable, which contemplates our acquisition of Enable contemporaneously with the closing of this offering, we have no current commitments with respect to any acquisition or investment. We do not know if we will be able to successfully complete any acquisitions or joint ventures, including the Enable acquisition or future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

We depend on our officers and other skilled and experienced personnel to operate our business effectively. If we are not able to retain our current employees or recruit additional qualified personnel, our business will suffer and our future revenue and profitability will be impaired.

We are highly dependent on the skills and experience of our President and Chief Executive Officer, David J. Drachman, our Chief Technology Officer, Michael D. Hooven, and other employees. We do not have any insurance in the event of the death or disability of our key personnel other than Mr. Drachman and Mr. Hooven. We do not currently have any employment agreements with any of our officers and they may terminate their employment and work elsewhere without notice and without cause or good reason. Currently we have non-compete agreements with our officers and other employees. Due to the specialized knowledge that each of our officers possesses with respect to the AtriCure bipolar ablation system and our operations and the limited pool of people with relevant experience in the medical device field, the loss of service of one or more of these individuals could significantly affect our ability to operate and manage our business. In particular, the departure of our Chief Technology Officer may impair our ability to develop new, advanced technologies. The announcement of the loss of one or more of our key personnel could negatively affect our stock price.

We depend on our scientific and technical personnel for successful product development and innovation, which are critical to the success of our business. In addition, to succeed in the implementation of our business strategy, our management team must rapidly execute our sales strategy, obtain expanded FDA clearances and approvals, achieve market acceptance for the AtriCure bipolar ablation system and further develop products, while managing anticipated growth by implementing effective planning, manufacturing and operating processes. Managing this growth will require us to attract and retain additional management and technical personnel. Our offices are located in West Chester, Ohio where it is difficult to attract and retain employees with experience in the medical device industry. We rely on direct sales employees and manufacturer’s representatives to sell the AtriCure bipolar ablation system in the United States. We plan to expand our sales team and failure to adequately train our employees in the use and benefits of our products will prevent us from achieving our market share and revenue growth goals. In addition, we have key relationships with doctors that involve procedure and tool development, market development and clinical development. If any of these doctors end their relationship with us, our business would be negatively impacted. We cannot assure you that we will be able to attract and retain the personnel and doctor relationships necessary to grow and expand our business and operations. If we fail to identify, attract, retain and motivate these highly skilled personnel and doctors, we may be unable to continue our development and sales activities.

Compliance with environmental laws and regulations may be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations and research and development activities involve the use of biological materials and hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations may produce biological waste materials, such as animal tissues, and certain chemical waste. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, we cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed any applicable insurance coverage we may have. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation.

Risks Relating to This Offering

The price and trading volume of our common stock may experience extreme fluctuations and you could lose some or all of your investment.

Because we operate within the medical device segment of the healthcare industry, our stock price is likely to be volatile. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	doctor and patient acceptance of the surgical treatment of AF using our system;

•	adverse regulatory developments with respect to our products, such as recalls, new regulatory requirements, changes in regulatory requirements or guidance and timing of regulatory clearances and approvals for new products;

•	coverage and reimbursement determinations for our products and the related procedures;

•	the timing of orders received; delays or interruptions in manufacturing or shipping of our products;

•	pricing of our products;

•	media reports and publications and announcements about products or new innovations that could compete with our products or about the medical device product segment in general;

•	market conditions or trends related to the medical device and healthcare industries or the market in general;

•	additions to or departures of our key personnel;

•	disputes, litigation or other developments relating to proprietary rights, including patents, and our ability to obtain patent protection for our technologies;

•	changes in financial estimates, investors’ perceptions or recommendations by securities analysts;

•	variations in our quarterly financial and operating results; and

•	changes in accounting principles.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The market prices of the securities of medical device companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. These market prices generally are not sustainable and are highly volatile. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our ability to grow our business.

If an active, liquid trading market for our common stock does not develop, you may be unable to sell your shares quickly or at the initial public offering price.

Prior to this offering, there was no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the initial public offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors considered in determining the initial public offering price.

The future sale of our common stock could dilute your investment and negatively affect our stock price.

After this offering, we will have approximately 11,901,530 shares of common stock outstanding, or 12,051,530 shares if the underwriters exercise their over-allotment option in full. The 4,000,000 shares sold in this offering, or 4,600,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be available for public sale subject in some cases to volume and other limitations. See “Shares Eligible for Future Sale.” Substantially all of our shares outstanding after this offering (excluding the shares sold in this offering) will be subject to the lock-up agreements with the underwriters described under “Underwriting.”

If our common shareholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. After this offering, the holders of approximately 6,012,020 shares of our common stock and the holders of warrants to purchase 250,368 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

In addition, we may need to raise additional capital in the future to fund our operations. If we raise additional funds by issuing equity securities, our stock price may decline and our existing shareholders may experience significant dilution. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

You will suffer immediate and substantial dilution.

We expect the initial public offering price of our shares to be substantially higher than the book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

•	contribute approximately 64% of the total amount invested to date to fund us but own only approximately 34% of the shares of common stock outstanding after this offering.

To the extent outstanding stock options, warrants or the underwriters’ over-allotment option are exercised after this offering, there will be further dilution to new investors. See “Dilution.”

If our principal shareholders, executive officers and directors choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our executive officers, directors and principal shareholders, and entities affiliated with them, will beneficially own in the aggregate approximately 58.2% of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. These shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could inhibit a change in control or a change in management that you consider favorable.

Provisions in our certificate of incorporation and bylaws could delay or prevent a change of control or change in management that would provide you with a premium to the market price of your common stock. These provisions include those:

•	authorizing the issuance without further approval of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	limiting the ability to remove directors;

•	limiting the ability of shareholders to call special meetings of shareholders;

•	prohibiting shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of shareholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% shareholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our shareholders. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team. If a change of control or change in management is delayed or prevented, you may lose an opportunity to realize a premium on your shares of common stock or the market price of our common stock could decline.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We expect to use more than 10% of the net proceeds from this offering to acquire Enable, a related party, which acquisition could involve terms that are less favorable than an acquisition of an unrelated party.

We intend to use $6.5 million of the net proceeds of this offering to acquire Enable contemporaneously with the closing of this offering pursuant to an executed merger agreement. Enable is the manufacturer of our Isolator handpieces, which are an essential part of our system, the sales to us of which constitute substantially all of the current revenues of Enable. Three of the members of our board of directors, directly or indirectly, hold an aggregate of approximately 63% of the outstanding common stock of Enable and, accordingly, will receive a majority of the amounts that we pay to acquire Enable. None of these persons individually holds a majority of the outstanding common stock of Enable nor are we aware that these persons are acting collectively as a group. One of these three directors, Michael Hooven, our Chief Technology Officer, is also a director, an officer and a shareholder of Enable. The purchase price for Enable was determined by negotiations between special committees of disinterested directors of Enable and us, but no opinion as to the fairness of the terms was obtained from an investment banking firm. We cannot assure you that negotiations with an unrelated party would not have resulted in more favorable terms to us.

We have reserved discretion in how we allocate our use of the net proceeds we receive from this offering and if we do not use these proceeds effectively, we may fail to achieve our objectives and our stock price could decline.

We will have flexibility in applying the net proceeds we receive from this offering among the categories of identified uses described in the “Use of Proceeds” section of this prospectus. Although we expect to use the net proceeds in the approximate allocations described elsewhere in this prospectus, if we use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our shareholders, our stock price could decline, and you may also not agree with how we allocate the net proceeds we receive from this offering.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	the rate and degree of market acceptance of our products;

•	our ability to develop and market new and enhanced products;

•	the timing of and our ability to obtain and maintain regulatory clearances and approvals for our products;

•	our competitors;

•	our intellectual property portfolio and licensing strategy;

•	our estimates regarding future revenues, expenses and capital requirements and needs for additional financing;

•	our marketing and manufacturing capacity and strategy;

•	the unpredictability of our quarterly revenues and results of operations; and

•	the timing of and ability to obtain reimbursement for procedures utilizing our products.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 4,000,000 shares of common stock we are offering will be approximately $45.6 million, assuming an initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $47.4 million. We will not receive any proceeds from any sale of common stock by the selling shareholders.

We intend to use $6.5 million of the net proceeds of this offering to acquire Enable contemporaneously with the closing of this offering pursuant to an executed merger agreement. Enable is the manufacturer of our Isolator handpieces, which are an essential part of our system, the sales to us of which constitute substantially all of the current revenues of Enable. Three of the members of our board of directors, directly or indirectly, hold an aggregate of approximately 63% of the outstanding common stock of Enable and, accordingly, will receive a majority of the amounts that we pay to acquire Enable. None of these persons individually holds a majority of the outstanding common stock of Enable nor are we aware that these persons are acting collectively as a group. One of these three directors, Michael Hooven, our Chief Technology Officer, is also a director, an officer and a shareholder of Enable. See “Risk Factors—Risks Relating to this Offering—We expect to use more than 10% of the net proceeds from this offering to acquire Enable, a related party, which acquisition could involve terms that are less favorable than an acquisition of an unrelated party” and “Business—Acquisition of Enable Medical Corporation.”

We intend to use the remaining proceeds from this offering for working capital and other general corporate purposes, including obligations under an Ohio grant program in which we anticipate participating, repayment of amounts outstanding under our credit facility and obligations under a recently executed development and license agreement with UST Inc. The Cleveland Clinic Foundation and Case Western Reserve University and collaborating businesses, including us, received publicly announced grants from the State of Ohio for the creation of the Atrial Fibrillation Innovation Center. The grants are intended to enable the center to develop both surgical and non-invasive treatments to help prevent and potentially cure atrial fibrillation. While we have not yet executed final grant documents, we anticipate receiving from the grant approximately $0.9 million for operating expenses and approximately $2.4 million for capital expenses, each over a three-year period. Over the same three-year period, we anticipate being required by the grant terms to provide approximately $7.7 million for operating expenses and approximately $4.8 million for capital expenses at our facility, which amounts represent ordinary course expenditures that we anticipate that we would otherwise have made. Additionally, we are planning to establish an office at the Cleveland Clinic staffed with our engineers.

We entered into a $5.0 million credit facility on March 8, 2005 for working capital requirements. Outstanding borrowings under the facility bear interest at the prime rate plus 1.75% and our ability to draw down funds under this facility terminates upon the earlier of September 1, 2005 and the closing of this offering, and upon other specified events. Under the terms of the facility, we are required to pay only monthly installments of interest through August 2005 and monthly installments of principal and interest thereafter in addition to a fee due at maturity on September 1, 2009 equal to 15% of the aggregate amount borrowed under the credit facility, with prepayment in whole allowed at any time without penalty. As of July 15, 2005, $1.0 million in principal was outstanding under this facility, and we anticipate borrowing an additional $0.5 million to $1.0 million in principal prior to the closing of this offering. We intend to use proceeds from this offering to repay amounts borrowed under this credit facility plus interest and fees.

In July 2005, we entered into a development and license agreement with UST Inc. pursuant to which we are obligated to pay development fees aggregating approximately $1.3 million over the next fourteen months. See “Business—Research and Development. ”

We may also use a portion of the net proceeds to expand our sales organization and distribution channels and to acquire or invest in complementary businesses, products or technologies in addition to Enable. Although we have no specific plans with respect to other acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants as well as other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the filing of an amended and restated certificate of incorporation to provide for an authorized capital stock of 10,000,000 shares of preferred stock and 90,000,000 shares of common stock, which will become effective immediately prior to closing of this offering;

•	the conversion, upon closing of this offering, of all of our 6,012,020 outstanding shares of preferred stock into 6,012,020 shares of our common stock;

•	the acquisition of Enable, which is anticipated to occur concurrently with the closing of this offering; and

•	the sale of the 4,000,000 shares of our common stock we are offering at an assumed public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of net proceeds therefrom.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and pro forma combined financial information and related notes appearing elsewhere in this prospectus.

	As of March 31, 2005 (unaudited)
	Actual	Pro Forma (unaudited)
	(in thousands, except share and per share data)
Capital lease obligation	—	9
Redeemable preferred stock, $0.001 par value per share; 6,242,240 shares authorized; 6,012,020 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	37,742	—
Shareholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma	—	—
Common stock, $0.001 par value per share; 10,526,315 shares authorized, 1,884,905 shares issued and outstanding, actual; 90,000,000 shares authorized, 11,896,925 shares issued and outstanding, pro forma	2	12
Additional paid-in capital	3,335	86,677
Unearned compensation	(645)	(645)
Accumulated deficit	(32,008)	(31,854)

Total shareholders’ equity (deficit)	(29,316)	54,190

Total capitalization	$8,426	$54,199

As of July 15, 2005, $1.0 million in principal was outstanding under our credit facility, and we anticipate borrowing an additional $0.5 million to $1.0 million in principal prior to the closing of this offering. We intend to use proceeds from this offering to repay amounts borrowed under this credit facility plus interest and fees.

The table above excludes as of March 31, 2005:

•	1,014,703 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.41 per share;

•	250,368 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.72 per share; and

•	195,358 shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan and 1,750,000 shares of our common stock to be reserved for issuance pursuant to our 2005 Equity Incentive Plan.

Between March 31, 2005 and May 31, 2005, options to purchase 109,171 shares of our common stock at a weighted average exercise price of $11.32 were granted, options to purchase 17,061 shares of our common stock at exercise prices ranging from $1.52 to $11.29 were terminated and options to purchase 4,605 shares of our common stock at an exercise price of $0.57 were exercised.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of March 31, 2005 was approximately $(29.3) million, or $(15.55) per share of common stock. Net tangible book value (deficit) per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of March 31, 2005.

After giving effect to the acquisition of Enable, the conversion of all outstanding shares of preferred stock into common stock, and the sale of the 4,000,000 shares of common stock we are offering at an assumed initial public offering price of $13.00 per share, less underwriting discounts and commissions and our estimated offering expenses and our use of proceeds, our pro forma net tangible book value as of March 31, 2005 would have been approximately $49.8 million, or $4.19 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $19.74 per share and an immediate dilution of $8.81 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$13.00
Net tangible book value (deficit) per share as of March 31, 2005	$(15.55)
Pro forma increase per share attributable to the offering	19.74

Pro forma net tangible book value per share after this offering		4.19

Pro forma dilution per share to new investors		8.81

If the underwriters exercise their over-allotment option in full, our pro forma net tangible book value will increase to $4.28 per share, representing an increase to existing holders of $19.84 per share, and there will be an immediate dilution of $8.72 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2005, after giving effect to this offering, and the pro forma adjustments and pro forma as adjusted adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share by existing shareholders and by new investors:

	Total shares		Total consideration		Average price per share
(In Thousands)	Number	Percent	Amount	Percent
Existing shareholders	7,897	66.4%	$29,286	36.0%	$3.71
New investors	4,000	33.6%	52,000	64.0%	$13.00

Total	11,897	100.0%	$81,286	100.0%

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma percentage of shares of our common stock held by existing shareholders will decrease to approximately 62% of the total number of pro forma shares of our common stock outstanding after this offering; and

•	the pro forma number of shares of our common stock held by new public investors will increase to 4.15 million, or approximately 38% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 1,884,905 shares of our common stock outstanding as of March 31, 2005 and exclude:

•	1,014,703 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.41 per share;

•	250,368 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.72 per share; and

•	195,358 shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan and 1,750,000 shares of common stock to be reserved for issuance pursuant to our 2005 Equity Incentive Plan.

Between March 31, 2005 and May 31, 2005, options to purchase 109,171 shares of our common stock at a weighted average exercise price of $11.32 were granted, options to purchase 17,061 shares of our common stock at exercise prices ranging from $1.52 to $11.29 were terminated and options to purchase 4,605 shares of our common stock at an exercise price of $0.57 were exercised.

If the underwriters exercise their over-allotment option in full and all of our outstanding options and warrants as of March 31, 2005 were exercised, the pro forma net tangible book value per share after this offering would be $4.38 per share, representing an increase to existing holders of $19.93 per share, and there will be an immediate dilution of $8.62 per share to new investors.

SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2001, 2002, 2003 and 2004 have been derived from our financial statements. The financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and which financial statements and related notes and the report thereon we include elsewhere in this prospectus. The following selected financial data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 have been derived from our audited financial statements not included in this prospectus. The selected financial data as of and for the three months ended March 31, 2004 and March 31, 2005 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments necessary to present fairly the data for those periods. Our operations began October 31, 2000 and we had no revenue and minimal start-up expenses for the period ending December 31, 2000. You should read the selected financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The information set forth below is not indicative of our future results.

	Year Ended December 31,				Three Months Ended March 31,
Statement of Operations Data:	2001	2002	2003	2004	2004	2005
	(In thousands, except share and per share data)

Revenues:
Sales of products	$20	$1,766	$9,792	$18,946	$3,797	$7,490
Commissions	—	—	—	211	5	8

Total revenues	20	1,766	9,792	19,157	3,802	7,498
Cost of revenues	8	681	2,612	5,202	1,090	1,920

Gross profit	12	1,085	7,180	13,955	2,712	5,578

Gross profit percentage	60.0%	61.4%	73.3%	72.8%	71.3%	74.4%
Expenses:
Research and development expenses	1,838	2,721	2,501	4,422	984	1,737
Selling, general and administrative expenses(1)	1,314	4,026	8,036	15,186	2,911	5,252

Total expenses	3,152	6,747	10,537	19,608	3,895	6,989

Loss from operations	(3,140)	(5,662)	(3,357)	(5,653)	(1,183)	(1,411)

Preferred stock interest expense	469	2,563	3,905	3,905	976	976
Other interest income (expense)—net	13	(806)	154	106	29	21

Net loss available to common shareholders	$(3,596)	$(9,031)	$(7,108)	$(9,452)	$(2,130)	$(2,366)

Basic and diluted loss per share	$(2.04)	$(5.08)	$(3.97)	$(5.17)	$(1.18)	$(1.26)

Weighted average shares outstanding—basic and diluted	1,765,631	1,777,277	1,791,577	1,828,452	1,805,842	1,881,542

(1)    Includes non-cash charge of $327.2, $73.7 and $58.2 relating to certain employee option grants for the year ended December 31, 2004 and for the three months ended March 31, 2004 and 2005, respectively.

	As of December 31,				As of March 31,
Balance Sheet Data:	2001	2002	2003	2004	2005
	(in thousands)
Cash and cash equivalents	$1,890	$15,434	$10,399	$5,175	$2,452
Working capital	1,606	15,836	11,985	6,590	4,617
Total assets	2,051	17,596	14,759	12,731	12,408
Redeemable preferred stock	5,572	28,871	32,805	36,756	37,742
Accumulated deficit	(3,943)	(12,998)	(20,135)	(29,633)	(32,009)
Total shareholders’ equity (deficit)	(3,841)	11,851	(18,937)	(27,331)	(29,316)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes and the pro forma combined financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Also, see the information under “Risk Factors—Risks Relating to Our Business” for a discussion of the material risks and uncertainties applicable to our business.

Overview

We develop, manufacture and sell innovative surgical devices designed to create precise lesions, or scars, in soft tissues. Our primary product line is the AtriCure bipolar ablation system, which accounted for 100% of our revenues for 2002 and 2003, 99% of our revenues for 2004 and 98% of our revenues for the three months ended March 31, 2005. Medical journals have described the adoption by leading cardiothoracic surgeons of the AtriCure bipolar ablation system as a standard treatment alternative during open-heart surgical procedures to safely, rapidly and reliably create lesions in cardiac tissue to block the abnormal electrical impulses that cause AF.

Cardiothoracic surgeons have used the AtriCure bipolar ablation system to treat AF in over 16,000 patients since its general commercial release in the United States in January 2003. We believe that our system is currently a market leader in the treatment of AF during open-heart surgical procedures, and surgeons have commenced use of our system as a sole-therapy minimally invasive treatment for AF, which is performed on patients who are not undergoing a separate open-heart procedure. We anticipate that substantially all of our sales for the foreseeable future will relate to the AtriCure bipolar ablation system for the treatment of AF.

From our inception in November 2000 through the first half of 2002, our operations consisted primarily of development-stage activities, including the development of the AtriCure bipolar ablation system, raising capital, obtaining product clearances, conducting product testing and evaluations, and recruiting personnel. After limited sales of our system in 2002, we commenced the general commercial release of our system in January 2003, generating total revenues of approximately $1.8 million for 2002, $9.8 million for 2003 and $19.2 million for 2004 and approximately $7.5 million for the three months ended March 31, 2005. We had a net loss available to common shareholders (after accrual of interest on our redeemable preferred stock) of approximately $9.0 million for 2002, $7.1 million for 2003 and $9.5 million for 2004 and approximately $2.4 million for the three months ended March 31, 2005.

We currently sell the AtriCure bipolar ablation system to customers in the United States through our direct sales force and, to a lesser extent, through independent manufacturer’s representatives. We also sell our system outside of the United States, primarily in Asia, Europe, South America and the Middle East, through distributors who pay us in United States currency. To date, our sales outside of the United States have been limited, constituting approximately 7.4% of our total revenues for 2004 and we expect international sales to remain limited for the foreseeable future. We have expanded our sales and training force in the United States from 10 employees as of January 1, 2003 to 31 employees as of May 31, 2005, and we expect to continue to grow our sales and training staff over time. Since the treatment of AF using our system is an elective surgical procedure, we believe that we will experience reduced revenues in the summer months, when fewer patients undergo this type of elective surgery.

Our future growth will depend on our ability to generate sales of the AtriCure bipolar ablation system through increasing acceptance by the medical community of our system as a standard treatment alternative for the surgical treatment of AF. Acceptance of our system is dependent upon, among other factors, awareness and education of the medical community about the surgical treatment of AF, in general, and the existence and effectiveness of the AtriCure bipolar ablation system, in particular.

In 2001, the FDA cleared the AtriCure bipolar ablation system for the ablation and coagulation of soft tissues during certain non-cardiac-related surgical procedures, but our system has not been cleared or approved for the ablation of cardiac tissue or for the treatment of AF. We do not believe that our system is currently being used for its FDA-cleared indications and, accordingly, substantially all of our revenues are currently generated through the non-FDA-approved, or off-label, use of our system for the treatment of AF. While the FDA does not prevent doctors from using a product on an off-label basis, we cannot legally market a product for an off-label use. Because the AtriCure bipolar ablation system is currently our only significant product, the sustainability of our current operations, as well as our future viability, is dependent upon the continuation of sales of our system. We believe that sole-therapy minimally invasive treatment for AF represents the largest growth opportunity for us. If this market fails to develop, or the AtriCure bipolar ablation system is not widely adopted for use in this market, we may not achieve greater revenues or become profitable. In order to establish the sole-therapy minimally invasive AF treatment market, the current referral practices of doctors must change.

In June 2005, the FDA denied 510(k) clearance for use of our system to ablate cardiac tissue, because the FDA determined that our system is not substantially equivalent to an already cleared device. This means that we would now be required to obtain a PMA, a lengthier process, in order to gain FDA authorization of our system for the cardiac indication. While we may appeal the FDA’s decision, that clearance would not eliminate the need to seek FDA approval through a separate PMA for the use of our system to treat AF. After conducting necessary clinical trials, we intend to seek FDA approval as early as 2008 or 2009 for the use of our system to treat AF, which we view as our market opportunity. If lack of FDA clearance or approval of our system for the treatment of AF were to prevent sales of our system, not only would we no longer receive revenues from the sale of our system, but we also would require significant financing to conduct clinical trials and to sustain our operations until such time as sales could resume. We cannot assure you that approvals can be obtained, that we would have, or could raise, sufficient financial resources to sustain our operations pending FDA approval, or that, if and when the required approvals are obtained, there will be a market for the AtriCure bipolar ablation system. See the information under “Risk Factors—Risks Relating to Our Business.”

Our costs and expenses consist of cost of revenues, research and development expenses and selling, general and administrative expenses. Cost of revenues consists principally of the cost of purchasing and manufacturing our products. Research and development expenses consist principally of expenses incurred with respect to internal and external research and development activities and the conduct of clinical trials. With the FDA’s authorization, we have begun a clinical trial relating to use of the AtriCure bipolar ablation system to treat AF during open-heart surgery. We have also sought the FDA’s approval to conduct a clinical trial to demonstrate the feasibility of using our system as a sole-therapy minimally invasive treatment for AF and the FDA has granted us conditional approval to conduct this trial with certain limitations. Selling, general and administrative expenses consist principally of costs associated with our sales and administrative functions, outside consultants and educational grants to medical institutions.

We expect our operating expenses to continue to increase in the future in absolute amount and as a percentage of revenue as a result of increased sales and marketing expenses incurred to foster our revenue growth, continued research and development relating to our AtriCure bipolar ablation system, increased general and administrative expenses to keep pace with our overall growth, the costs of being a public company and costs associated with seeking approval of our system for use in the surgical treatment of AF.

During 2005, we expect continued growth in our organization to support our expanding business. Managing that growth in a cost-effective manner will be important to achieving long-term profitability.

Acquisition of Enable Medical Corporation

Contemporaneously with the closing of this offering, we anticipate acquiring Enable, the manufacturer of our Isolator handpieces, for aggregate payments by us of $7.0 million. To date, we have paid Enable $0.5 million towards this purchase price, which is not refundable unless the agreement is terminated due to a breach or failure by Enable. In accordance with the terms of this agreement, Enable paid a cash dividend of $0.5 million to its shareholders on January 31, 2005 and, immediately prior to the closing of our acquisition, Enable is entitled to make a cash dividend to its shareholders of up to $0.5 million, subject to satisfaction of certain financial conditions. Enable generated total revenues of approximately $2.6 million for 2002, $4.6 million for 2003 and $6.9 million for 2004 and net income of approximately $0.6 million for 2002, $0.3 million for 2003 and $0.8 million for 2004. For the three months ended March 31, 2004 and 2005, Enable generated total revenues of approximately $1.7 million and $2.1 million, respectively, and net income of approximately $0.1 million and $0.2 million, respectively. In each of the last three years, we accounted for substantially all of Enable’s revenues. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities and improve our margins, especially as we intend to expand the types and quantities of our products manufactured and sold. See “Business—Acquisition of Enable Medical Corporation” for additional information.

Results of Operations

Three months ended March 31, 2004 compared to three months ended March 31, 2005

Total revenues. Total revenues increased approximately $3.7 million, from approximately $3.8 million for the three months ended March 31, 2004, to approximately $7.5 million for the three months ended March 31, 2005. The increase was primarily attributable to an increase in the volume of units sold domestically and internationally and the addition of new products. The increase in units sold of our previously existing product line contributed approximately $2.8 million of the total increase in sales, while the addition of new products contributed approximately $1.3 million to the increase in revenues. We believe that a portion of both of these amounts represent initial stocking orders by some of our international customers and, primarily with respect to our new products, by some of our domestic customers. While our average domestic selling price marginally increased from the first quarter 2004 to first quarter 2005, the increase in lower priced international sales as a percentage of total sales resulted in a marginal decline in our overall average selling price from first quarter 2004 to first quarter 2005. This marginal decline in our selling price partially offset the overall revenue increase by approximately $0.4 million.

In part attributable to the new stocking orders in the first quarter of 2005, we expect total revenues for the second quarter of 2005 to be flat to only slightly higher than total revenues for the first quarter of 2005.

Cost of revenues. Cost of revenues increased approximately $0.8 million, from approximately $1.1 million for the three months ended March 31, 2004 to approximately $1.9 million for the three months ended March 31, 2005, reflecting the approximately 100% increase in total units sold for the first three months of 2005 as compared to 2004. As a percentage of revenues, cost of revenues declined from 29% for the three months ended March 31, 2004 to 26% for the three months ended March 31, 2005. The primary factor contributing to the decrease was lower cost per unit as a result of the increase in units purchased.

Research and development expenses. Research and development expenses increased approximately $0.7 million, from approximately $1.0 million for the three months ended March 31, 2004 to approximately $1.7 million for the three months ended March 31, 2005. The increase was primarily attributable to the hiring of 12 additional full-time engineers, the expansion of our research and development activities to increase our product offerings and the expansion of our clinical trials. Our product development activities include projects to extend and improve the existing system, create new enabling devices such as new dissection, guidance and ablation tools, and research for new technologies. As a percentage of total revenues, research and development expenses decreased from 26% for the three months ended March 31, 2004 to 23% for the three months ended March 31, 2005, due to the more rapid growth of revenues. We anticipate increases in overall research and development spending as a percentage of revenues for the remainder of 2005, although we expect these costs to remain relatively flat as a percentage of revenues for the foreseeable future.

Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $2.4 million, from approximately $2.9 million for the three months ended March 31, 2004 to approximately $5.3 million for the three months ended March 31, 2005. The increase was primarily attributable to our overall growth, particularly the rapid expansion of our sales force to meet our growing market, an increase in facilities-related charges of approximately $0.3 million, and an increase in unrestricted grants of approximately $0.3 million. These additional sales personnel call on doctors to discuss the general attributes of our system, and respond in a non-promotional manner to unsolicited requests for information from doctors on the use of our system in the treatment of AF. These increases were partially offset by lower non-cash charges of approximately $0.2 million associated with certain option grants. As a percentage of total revenues, selling, general and administrative expenses decreased from 77% for the three months ended March 31, 2004 to 70% for the three months ended March 31, 2005.

Other interest income (expense), net. Other interest income (expense), net decreased slightly from approximately $29,100 for the three months ended March 31, 2004 to approximately $20,800 for the three months ended March 31, 2005, primarily due to decreased cash and cash equivalents.

Year ended December 31, 2003 compared to year ended December 31, 2004

Total revenues. Total revenues increased approximately $9.4 million, from approximately $9.8 million for 2003 to approximately $19.2 million for 2004. The increase was primarily attributable to an increase of approximately 46% in the volume of units sold domestically and internationally and the addition of new products. The increase in units sold of our previously existing product line contributed approximately $4.6 million of the total increase in sales, while the addition of new products contributed approximately $5.4 million to the increase in revenues. While our average domestic selling price marginally increased in 2004 over 2003, the increase in lower priced international sales as a percentage of total sales resulted in a marginal decline in our overall average selling price year over year. This marginal decline in our selling price partially offset the overall revenue increase by approximately $0.6 million. We obtained numerous new accounts, as the AtriCure bipolar ablation system was reviewed in industry journals and doctors more widely adopted the use of our system. Included in total revenues is approximately $211,000 of commissions for 2004 from sales of certain cryothermy products.

Cost of revenues. Cost of revenues increased approximately $2.6 million, from approximately $2.6 million for 2003 to approximately $5.2 million for 2004 reflecting the approximately 100% increase in total units sold in 2004 as compared to 2003. Cost stability in our existing system and similar margin pricing strategies on our new product lines resulted in an increase in cost of revenues compared to 2003 consistent with the growth in total revenues since, as a percentage of revenues, cost of revenues remained the same at 27% for 2003 and 2004.

Research and development expenses. Research and development expenses increased approximately $1.9 million, from approximately $2.5 million for 2003 to approximately $4.4 million for 2004. The increase was primarily attributable to the hiring of an additional 9 engineers in 2004, the expansion of our research and development activities to increase our product offerings and the expansion of our clinical trials. Our product development activities include projects to extend and improve the existing system, develop a new device platform, create new enabling devices such as new dissection, guidance and ablation tools, and research new technologies. As a percentage of total revenues, research and development expenses decreased from 26% for 2003 to 23% for 2004, due to the more rapid growth of revenues. We anticipate an increase in overall research and development spending as a percentage of revenues in 2005, although we expect these costs to remain relatively flat as a percentage of revenues for the foreseeable future.

Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $7.2 million, from approximately $8.0 million for 2003 to approximately $15.2 million for 2004. The increase was primarily attributable to an increases in headcount-related charges of approximately $4.2 million, an increase in facilities-related charges of approximately $0.9 million, and an increase in non-cash charges of $1.0 million associated with certain option grants. Headcount-related charges were primarily attributable to the rapid expansion of our sales force to meet our growing market. These additional sales personnel call on doctors to discuss the general attributes of our system, and respond in a non-promotional manner to unsolicited requests for information from doctors on the use of our system in the treatment of AF. As a percentage of total revenues, selling, general and administrative expenses decreased slightly from 82% for 2003 to 79% for 2004.

In 2004, we recorded a compensation charge of approximately $327,000 for stock options issued to employees during 2004 that, subsequent to their issuance, were determined to have been issued with exercise prices below market value. The market value of these options was determined by applying a multiplier to our projected revenues. This value was then reduced by approximately 20% to reflect the illiquidity of the options. Given the fact that we are in a rapid growth phase, but are still unprofitable, we determined that applying a multiplier, determined by comparison to other rapidly growing healthcare companies of generally similar size to us, was the most appropriate valuation method. The initial public offering price will be determined by negotiation by us and representatives of the underwriters, and we expect the final valuation of this offering will reflect similar factors, except for the elimination of the illiquidity discount. Based on a midpoint of $13.00 per share of the estimated price range of this offering, the intrinsic value of all of our outstanding options at May 31, 2005 was $11.7 million.

Other interest income (expense), net. Other interest income (expense)—net decreased slightly from approximately $154,000 for 2003 to approximately $106,000 for 2004, primarily due to decreased cash and cash equivalents.

Year ended December 31, 2002 compared to year ended December 31, 2003

Total revenues. Total revenues increased approximately $8.0 million from approximately $1.8 million for 2002 to approximately $9.8 million for 2003. The increase was primarily attributable to the general commercial release of the AtriCure bipolar ablation system in January 2003.

Cost of revenues. Cost of revenues increased approximately $1.9 million, from approximately $0.7 million for 2002 to approximately $2.6 million for 2003. The increase was primarily attributable to increased volume of products sold including from the introduction of our cryothermy, or extreme cold, ablation device offering to our customers in 2003. As a percentage of total revenues, cost of revenues decreased from 39% for 2002 to 27% for 2003 due to efficiencies realized through increased volume.

Research and development expenses. Research and development expenses decreased approximately $0.2 million from approximately $2.7 million for 2002 to $2.5 million in 2003. The decrease was primarily attributable to the research, development and introduction of fewer new products in 2003 as compared to 2002. As a percentage of total revenues, research and development expenses decreased from 154% for 2002 to 26% for 2003. The decrease was primarily due to the more rapid growth of revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $4.0 million, from approximately $4.0 million for 2002 to approximately $8.0 million for 2003. The increase was primarily attributable to an increases in headcount-related charges of approximately $3.3 million. As a percentage of total revenues, selling, general and administrative expenses decreased from 228% for 2002 to 82% for 2003. The decrease was primarily due to the more rapid growth of revenues.

Other interest income (expense), net. Other interest income (expense)—net increased approximately $1.0 million from approximately ($0.8 million) for 2002 to approximately $0.2 million for 2003. The increase was attributable to increase in cash and cash equivalents from receipt of proceeds of the issuance of our Series B preferred stock, offset by the interest attributable to the issuance of warrants in 2002 of approximately $0.5 million and the conversion into Series B preferred stock of bridge promissory notes in the amount of approximately $0.5 million in 2002.

Pro Forma Results

On a pro forma basis, after giving effect to the acquisition of Enable as if it had occurred on January 1, 2004 and other adjustments described in the notes to our pro forma combined financial statements included elsewhere in this prospectus, we would have had total revenues of approximately $19.9 million and $7.6 million, cost of revenues of approximately $4.0 million and $1.4 million, research and development expenses of approximately $4.4 million and $1.7 million, selling, general and administrative expenses of approximately $16.2 million and $5.6 million, and other interest income, net of $102,000 and $24,000 for the year ended December 31, 2004 and for the three months ended March, 31 2005, respectively. Total revenues on a pro forma basis remained similar to our results for the full year 2004 results and three months ended March 31, 2005, since our purchases represented substantially all of Enable’s sales for these periods. Cost of revenues on a pro forma basis decreased from our results for the full year 2004 and three months ended March 31, 2005, reflecting purchases at Enable’s actual cost and the reclassification of $1.2 million and $0.4 million of research and development expenses, respectively, below gross profit as they are no longer billable costs. Research and development expenses on a pro forma basis are consistent with our results for the full year 2004 and three months ended March 31, 2005, after consideration of the reclassification discussed above. Selling, general and administrative expenses increased by approximately $1.0 million and $0.4 million, primarily due to the addition of Enable’s overhead and the amortization of intangible assets recorded as a result of the Enable acquisition.

Liquidity and Capital Resources

From our inception, we have financed our operations primarily through private sales of preferred stock, with aggregate net proceeds of approximately $21.3 million of cash, excluding the conversion of approximately $4.7 million of promissory notes.

Three months ended March 31, 2005 and 2004

As of March 31, 2005, we had cash and cash equivalents of approximately $2.5 million, working capital of approximately $4.6 million and an accumulated deficit of approximately $32.0 million.

Cash flows used in operating activities. Net cash used in operations was approximately $0.5 million for the three months ended March 31, 2004 and $1.8 million for the three months ended March 31, 2005. The increase in cash used in operations is related primarily to an increase in operating losses before depreciation and preferred stock interest, and increases in accounts receivable and prepaid expenses.

Cash flows used in investing activities. Net cash used in investing activities was approximately $0.3 million for the three months ended March 31, 2004 and $1.0 million for the three months ended March 31, 2005. For each of these periods, cash used in investing activities reflected purchases of property and equipment and, for the three months ended March 31, 2005, a $0.5 million advance payment of a portion of the purchase price for Enable Medical Corporation.

Cash flows from financing activities. Cash flows from financing activities were approximately $5,000 for the three months ended March 31, 2005. Cash flows from financing activities reflected stock option exercises.

Years ended December 31, 2004, 2003 and 2002

As of December 31, 2004, we had cash and cash equivalents of approximately $5.2 million, working capital of approximately $6.6 million and an accumulated deficit of approximately $29.6 million.

Cash flows used in operating activities. Net cash used in operations was approximately $5.9 million for 2002, $3.8 million for 2003 and $3.8 million for 2004. For those periods, cash flow used in operating activities was attributable primarily to net losses after adjustment for non-cash charges related to depreciation, preferred stock interest and, in 2004, non-cash stock-based compensation and increases in accounts receivable, inventory and prepaid expenses resulting from the upward trend in business activities for 2002, 2003 and 2004. These increases in use of cash flow used in operating activities were partially offset by increases in accounts payable and accrued liabilities as a result of the upward trend in business activities.

Cash flows used in investing activities. Net cash used in investing activities was approximately $1.2 million for 2002, $1.3 million for 2003 and $1.5 million for 2004. For each of these periods, cash used in investing activities reflected purchases of property and equipment.

Cash flows from financing activities. Cash flows from financing activities were approximately $20.7 million for 2002, $18,000 for 2003 and $89,000 for 2004. Cash flows from financing activities during 2002 were primarily attributable to proceeds from the issuance of Series B preferred stock and a convertible note payable. For each of these periods, cash flows from financing activities also reflected stock option exercises.

Preferred stock. In 2001, we issued 2,182,521 shares of Series A preferred stock in exchange for approximately $4.0 million in cash and conversion of a $1.15 million promissory note that was issued in January 2001 and the related accrued interest of $49,958. In 2002, we issued 3,829,499 shares of Series B preferred stock in exchange for approximately $17.3 million in cash and conversion of $3.5 million convertible promissory notes that were issued in April 2002 and the related accrued interest of $35,000. In 2002, we also issued to holders of the convertible promissory notes warrants to purchase 195,160 shares of Series B preferred stock. The Series A preferred stock and Series B preferred stock currently have liquidation and dividend preferences and are convertible and redeemable upon the terms provided in our charter; however, pursuant to their terms, these shares will be converted into shares of our common stock on a one-for-one basis upon consummation of this offering.

Credit facility. We entered into a $5.0 million credit facility on March 8, 2005 for working capital requirements. Outstanding borrowings under the facility bear interest at the prime rate plus 1.75% and our ability to draw down funds under this facility terminates upon the earlier of September 1, 2005, the closing of this offering and upon other specified events. Under the terms of the facility, we are required to pay any monthly installments of interest only through August 2005 and monthly installments of principal and interest thereafter, in addition to a fee due at maturity on September 1, 2009 equal to 15% of the aggregate amount borrowed under the credit facility, with prepayment in whole allowed at any time without penalty. As of July 15, 2005, $1.0 million in principal was outstanding under this facility, and we anticipate borrowing an additional $0.5 million to $1.0 million in principal prior to the closing of this offering. We intend to use proceeds from this offering to repay amounts borrowed under this credit facility, plus interest and fees.

In connection with entering this facility, we granted Lighthouse a warrant to purchase 55,208 shares of our common stock, or shares into which such series of stock is converted, at a price of $11.29 per share. In valuing this warrant, we relied upon recognized option pricing models. The valuations used closed-form models, such as the Black-Scholes-Merton model and the Bjerksund and Stensland approximation model, as well as the lattice form binomial models. The time to expiration of the warrant ranges between 1.0 year and 7.0 years, and we assumed values for volatility and expected dividend yield equal to 35.0% and 0%, respectively. The risk-free discount rate used ranged between 3.23% and 4.22%. Utilizing these inputs in the option-pricing models for the warrant, a value for the warrant of $3.91 per underlying share was determined, which has been recorded as deferred financing costs and will be amortized over the term of the credit facility.

In addition, we granted Lighthouse a first perfected lien upon all our tangible and intangible assets, including accounts receivable, inventory, equipment, furniture and fixtures, but excluding intellectual property.

Uses of liquidity and capital resources. Our future capital requirements depend on a number of factors, including possible acquisitions and joint ventures, the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, future expenses to expand and support our sales and marketing efforts, costs relating to changes in regulatory policies or laws that affect our operations and costs of filing, prosecuting, defending and enforcing our intellectual property rights. We expect to increase capital expenditures consistent with our anticipated growth in research and development, manufacturing, infrastructure and personnel. In addition, we intend to acquire Enable contemporaneously with the closing of this offering for aggregate payments by us of $7.0 million. To date, we have paid Enable $0.5 million as an advance towards the final purchase price, which is not refundable unless the agreement is terminated due to a breach or failure by Enable. In January 2005, Enable made a cash dividend to its shareholders of $0.5 million. Prior to our acquisition, Enable is entitled, subject to certain conditions, to make an additional cash dividend to its shareholders of up to $0.5 million.

We believe that net proceeds from this offering, together with our current cash and cash equivalents and the cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

The following table summarizes information about our contractual obligations as of March 31, 2005:

	Payments Due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Office lease	$488,425	$117,222	$234,444	$136,759	$—
Purchase obligations	$982,000	$632,000	$350,000	$—	$—

Pursuant to the terms of the master development, manufacturing and supply agreement with Enable, we were required to pay Enable a monthly fee of at least $96,000 for certain product development services during the period from February 1, 2003 to January 31, 2004. After January 31, 2004, there is no specified monthly fee requirement. Pursuant to a manufacturing agreement with Stellartech Research Corporation, we are required to purchase a minimum number of ASUs. After we have purchased that minimum, we are obligated to purchase a percentage of our requirements for ASUs from Stellartech for a period of two years from the date we fulfill our minimum purchase obligation. The agreement has an initial three-year term, and we may terminate it in the event the development agreement is terminated prior to expiration or after we have fulfilled our purchase requirements under the agreement. See “Business—Manufacturing.”

The Cleveland Clinic Foundation and Case Western Reserve University and collaborating businesses, including us, received publicly announced grants from the State of Ohio for the creation of the Atrial Fibrillation Innovation Center. The grants are intended to enable the center to develop both surgical and non-invasive treatments to help prevent and potentially cure atrial fibrillation. While we have not yet executed final grant documents, we anticipate receiving from the grant approximately $0.9 million for operating expenses and approximately $2.4 million for capital expenses, each over a three-year period. Over the same three-year period, we anticipate being required by the grant terms to provide approximately $7.7 million for operating expenses and approximately $4.8 million for capital expenses at our facility, which amounts represent ordinary course expenditures that we would have otherwise anticipated making. Additionally, we are planning to establish an office at the Cleveland Clinic staffed with our engineers.

In July 2005, we entered into a development and license agreement with UST Inc., whereby UST agreed to design and develop a high intensity focused ultrasound, or HIFU, system to create certain types of lesions and granted us an exclusive, worldwide license to related technology. We agreed to pay UST an initial development fee of $375,000 and an additional development fee of $966,000, payable in fourteen monthly installments. We are also required to pay UST royalties of 4% of the net sales of the HIFU system, up to a maximum amount of $15 million in royalties. In addition, we are required to make certain license and maintenance payments to UST for the sublicenses granted to us under the terms of this agreement. See “Business—Research and Development.”

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories and stock based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Stock-based compensation. We account for employees stock options using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended.

The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method. As there is no public market for our stock, determination of fair value requires significant judgment. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Revenue recognition. Revenues are generated primarily from the sale of the AtriCure bipolar ablation system. Pursuant to our standard sales terms, revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. Our standard sales terms define the transfer of title and risk of loss to occur upon shipment to the respective customer. We maintain no post-shipping obligations to the recipients of the products. No installation, calibration or testing of this equipment is performed by us subsequent to shipment to the customer in order to render it operational. Product revenue includes shipping revenue of approximately $8,000 for 2002, $43,000 for 2003 and $87,000 for 2004. Cost of freight is included in cost of goods sold. Commission income is recognized from sales of certain cryothermy products as sales are made on which the commission is earned. We sell our products through a direct and indirect sales force. Sales terms are consistent for both end-users and distributors, with terms generally not exceeding 120 days. Customers and distributors generally have no right of return.

We comply with SEC Staff Accounting Bulletin No. 101, Recognition in Financial Statements, or SAB 101, as amended by SAB 104. SAB 101 sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and ability to return products. We recognize revenue when all of the following criteria are met: persuasive evidence that an arrangement exists; delivery of the products or services has occurred; the selling price is fixed or determinable; and collectibility is reasonable assured.

Inventory. Inventories, consisting of finished goods, are stated at the lower of cost or market using the first-in, first-out cost method. We review our inventory balances monthly for obsolete inventory. Once inventory is determined to be obsolete, which requires judgment, the item is written down.

Deferred tax asset valuation allowance. Our estimate for the valuation allowance for deferred tax assets requires us to make significant estimates and judgments about our future operating results. Our ability to realize the deferred tax assets depends on our future taxable income as well as limitations on their utilization. A deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized prior to its expiration. The projections of our operating results on which the establishment of a valuation allowance is based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies, and product cost. If actual results differ from these projections, or if our expectations of future results change, it may be necessary to adjust the valuation allowance.

Quantitative and Qualitative Disclosures About Market Risk

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions.

For the year ended December 31, 2004, none of our sales were denominated in currencies other than U.S. dollars. Although all of our sales and purchases are currently denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. We invest our excess cash primarily in U.S. government securities, corporate bonds and commercial paper. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

BUSINESS

Overview

We develop, manufacture and sell innovative surgical devices designed to create precise lesions, or scars, in soft tissues. Medical journals have described the adoption by leading cardiothoracic surgeons of the AtriCure bipolar ablation system as a standard treatment alternative during open-heart surgical procedures to safely, rapidly and reliably create lesions in cardiac, or heart, tissue to block the abnormal electrical impulses that cause atrial fibrillation, or AF, a rapid, irregular quivering of the upper chambers of the heart. AF is associated with an increased risk of stroke and is often accompanied by such symptoms as fatigue, shortness of breath and heart palpitations.

Cardiothoracic surgeons have adopted our system to treat AF in over 16,000 patients since its general commercial release in the United States in January 2003. Sales of our system reached approximately $18.9 million for 2004, the second full year of general sales of our system, and were approximately $7.5 million for the three months ended March 31, 2005. We believe that the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures, such as bypass or valve surgery, and surgeons have commenced use of our system as a sole-therapy minimally invasive treatment for AF, which is performed on patients who are not undergoing a separate open-heart procedure. Our system is currently being used in 22 of the 25 highest volume heart centers in the United States. We do not believe that our system is currently being used for its FDA-cleared indications, and, accordingly, substantially all of our revenues are currently generated through the non-FDA-approved, or off-label, use of our system for the treatment of AF.

The AtriCure Bipolar Ablation System, our primary product, consists of a compact power generator known as an ablation sensing unit, or ASU, and several uniquely designed disposable handpieces that connect to the ASU. We also market the Isolator pen and the Wolf dissector, which are separate from, but complement, our system.

AF is the most common sustained cardiac arrhythmia, or irregular heartbeat, encountered in clinical practice and accounts for more doctor visits and hospital days than any other cardiac arrhythmia. According to the Framingham Study published in 2004, one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age. More than five million people worldwide, including approximately 2.5 million Americans, are currently afflicted with AF. According to the American Heart Association, 15% of the estimated 700,000 strokes that occur annually in the United States are attributable to AF and people with AF are approximately five times more likely to have a stroke.

AF is a condition that doctors often find difficult to treat, and historically there has been no widely accepted cure for AF. Doctors typically begin treating AF with drugs, which are often ineffective, not well tolerated and may be associated with serious side effects. Patients who cannot effectively be treated with drugs occasionally undergo catheter-based procedures to treat their AF, but catheter-based procedures have not been widely adopted because they are technically challenging, can be associated with serious complications and yield inconsistent results. Implantable devices, such as pacemakers and defibrillators, are sometimes used to reduce the frequency and symptoms of AF, although they do not treat the underlying disease. In the past, an open-heart surgical procedure known as the classic Maze was used to treat AF, but this procedure has not been widely adopted because it is technically challenging, highly invasive and involves long recovery times.

The creation of transmural, or full-thickness, lesions is thought to be a critical factor in the successful treatment of AF when performing ablation treatments. Prominent medical journals, which contain articles that were written, in part, by leading cardiothoracic surgeons who are consultants to us, describe how cardiothoracic surgeons have used our system to safely, rapidly and reliably create transmural lesions when treating AF either during an elective open-heart surgical procedure, such as bypass or valve surgery, or as a sole-therapy minimally invasive procedure. As indicated in these studies, cardiothoracic surgeons using our system have created individual transmural lesions in the heart in a matter of seconds and have treated AF in approximately 20 minutes during open-heart surgical procedures and in approximately three hours as a sole-therapy minimally invasive procedure.

The Food and Drug Administration, or FDA, has cleared the AtriCure bipolar ablation system for the ablation, or destruction, of soft tissues in general and non-cardiac related surgical procedures but to date has not cleared or approved our system for cardiac use or for the treatment of AF. In June 2005, the FDA denied 510(k) clearance for use of our system to ablate cardiac tissue because the FDA determined that our system is not substantially equivalent to an already cleared device. This means we would now be required to submit a pre-market approval application or PMA, a lengthier process, in order to gain FDA authorization for use of our system to ablate cardiac tissue. While we may appeal the FDA’s decision, receipt of that 510(k) clearance would not eliminate the need to seek FDA approval through a separate PMA for the use of our system to treat AF. After conducting necessary clinical trials, we intend to seek FDA approval as early as 2008 or 2009 for the use of our system to treat AF, which we view as our market opportunity. We did receive FDA clearance in June 2005 for the use of our Isolator pen for the surgical ablation of cardiac tissue, and we believe that cardiothoracic surgeons will use our pen device for that use.

Although the use of our system to treat AF remains investigational and we are still seeking FDA approval in connection with use of our system for the treatment of AF, preliminary clinical studies conducted by doctors at leading cardiac care centers provide support for our system’s ability to safely, rapidly and reliably create the lesions needed to block the abnormal electrical impulses that cause AF. We believe that those studies indicate that we have a significant competitive advantage in the treatment of AF. Several preliminary clinical studies, including a 40-patient study, a 47-patient study and a 276-patient study, in which several of our consultants participated and that were published in The Journal of Thoracic and Cardiovascular Surgery, found that approximately 90% of study participants treated using our system were free of AF at six-month follow-up. This success rate was achieved both when our system was used as a sole-therapy minimally invasive approach and when it was used during open-heart surgical procedures. We believe the overall demand for our system will increase, including demand for our system as a sole-therapy minimally invasive AF treatment, which we believe will ultimately represent our largest growth opportunity.

We were incorporated in the State of Delaware in October 2000 in connection with a spin-off transaction from Enable, in which shares of our common stock were given to the Enable shareholders. The spin-off was intended to allow us to focus on the development of products designed to treat AF and to raise capital for that purpose, while Enable continued its broader research and manufacturing activities. We recently entered into a merger agreement providing for our acquisition of Enable, the manufacturer of our disposable Isolator handpieces, which are an essential component of the AtriCure bipolar ablation system. The Enable acquisition is anticipated to close contemporaneously with the closing of this offering. See “Business—Acquisition of Enable Medical Corporation” and “Business—Manufacturing.”

Market Opportunity

AF is a condition where abnormal electrical impulses cause the atria, or upper chambers of the heart, to fibrillate, or quiver, at rapid rates of 400 to 600 times per minute. As a result of this quivering, blood in the atria becomes static, creating an increased risk that a blood clot will form and cause a stroke or other serious complications. If AF persists, patients generally progress from experiencing AF intermittently to having AF continuously, a condition that is more difficult to treat. Symptoms of AF may include heart palpitations, dizziness, fatigue and shortness of breath, and these symptoms can be debilitating and life threatening in some cases. Although there is often no apparent cause of a patient’s AF, the condition is often associated with high blood pressure and other forms of heart disease.

AF is the most commonly diagnosed sustained cardiac arrhythmia, and affects more than five million people worldwide, including more than 2.5 million Americans, where approximately 160,000 new cases of AF are diagnosed each year. According to an article in the April 2001 edition of The New England Journal of Medicine, it is estimated that the incidence of AF doubles with each decade of an adult’s life. AF affects approximately 6% of all people 65 years and older in the United States. Studies show that one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age.

According to the American Heart Association, people with AF are approximately five times more likely to have a stroke, and AF is thought to be responsible for 15% of the estimated 700,000 strokes that occur annually in the United States. According to the National Center for Health Statistics, AF also accounts for an estimated 1.4 million outpatient visits and more than 227,000 hospitalizations annually in the United States. According to Medtech Insight, AF accounts for more than $6 billion in healthcare costs each year in the United States. According to the Journal of the American Medical Association, the number of patients with AF in the United States will continue to increase. AF is an underdiagnosed condition due in large part to the fact that patients with AF often have mild or no symptoms, and their AF is only diagnosed when they seek treatment for an associated condition, such as a stroke or heart disease. We believe that increasing awareness of AF and improved diagnostic screening will result in an increase in the number of patients diagnosed with AF. Also, since the prevalence of AF increases with age, there will likely be an increase in the number of diagnosed AF patients in the United States as the population ages. Of the patients undergoing open-heart surgery in the United States, we estimate that 10% of these patients are candidates for surgical ablation using our system.

Of the United States population diagnosed with AF, approximately 12% of these patients are symptomatic and do not respond to drug therapy. For these patients, the classic Maze procedure is typically too invasive and catheter-based treatments have not been widely adopted. Accordingly, we believe that there is a large population of undertreated patients who would potentially benefit from sole-therapy minimally invasive AF treatment using our system, and that these patients will ultimately comprise our largest growth opportunity.

Because the FDA has not cleared or approved our system for the ablation of cardiac tissue or the treatment of AF, we and others acting on our behalf may not promote our system for these uses, make any claim that our system is safe and effective for these uses or train doctors to use our system for these uses. However, these restrictions do not prevent doctors from choosing to use our system for the treatment of AF or prevent us from engaging in sales and marketing efforts that focus only on the general attributes of our system and not on the ablation of cardiac tissue or the treatment of AF. Although we educate and train doctors as to the general skills involved in the proper use of our system and its technology, we do not educate or train them to use our system for the ablation of cardiac tissue or the surgical treatment of AF. Because the FDA has cleared our pen device for the surgical ablation of cardiac tissue, we may promote this device to doctors and provide education and training on the use of our pen device for that use.

Current Treatment Alternatives

Doctors usually begin treating AF patients with a variety of drugs intended to prevent blood clots, control heart rate or restore the heart to normal rhythm. If a patient’s AF cannot be adequately treated with drug therapy, doctors may perform one of several procedures that vary depending on the severity of the AF and whether the patient suffers from other forms of heart disease. Current AF treatment alternatives to the use of our system for surgical ablation during an open-heart surgical procedure or as a sole-therapy minimally invasive procedure, generally consist of the following:

•	Drugs. Currently available drugs are often ineffective, not well tolerated and may be associated with severe side effects. For these reasons, drug therapy for AF fails for as many as 60% of patients within two years. Of those who initially respond to drug therapy, only approximately 25% of patients can continue to be managed with drugs after five years.

•	Implantable Devices. Implantable devices, such as defibrillators and pacemakers, can be effective in reducing the symptoms and number of AF episodes, but neither device is intended to treat AF. Patients may continue to experience the adverse effects of AF as well as some of the symptoms, including dizziness and fatigue, because the AF continues.

•	Catheter-Based Treatment. Catheter-based AF treatments are technically challenging, can be associated with serious complications and yield inconsistent results. In proportion to the prevalence of AF, only a small number of catheter-based AF treatments are performed each year in the United States.

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Classic Maze. The classic Maze procedure is a highly invasive open-heart surgical procedure that involves cutting and sewing back together sections of the heart in order to eliminate the abnormal electrical impulses causing AF. Although this procedure is highly effective at treating AF, it is rarely performed because it requires extensive open-heart surgery, is technically challenging and is typically associated with long recovery times. For these reasons, only a limited number of these procedures have been performed by a small number of cardiothoracic surgeons.

The AtriCure Solution

We believe that traditional surgical and catheter-based ablation devices are not able to safely, rapidly and reliably create the transmural lesions required to block the abnormal electrical impulses that cause AF. Reports of preliminary clinical studies conducted by doctors at prominent cardiac care centers indicate that cardiothoracic surgeons have adopted the AtriCure bipolar ablation system for the treatment of AF during elective open-heart surgical procedures. These reports suggest that our system allows cardiothoracic surgeons to simplify the classic Maze procedure with a faster, less invasive and less technically challenging approach that appears to have comparable effectiveness, which we believe has led to our system’s high market penetration and rapid adoption. Some leading cardiothoracic surgeons have also commenced use of our system as a sole-therapy minimally invasive treatment for AF.

Leading cardiothoracic surgeons who are consultants to us have participated in the preliminary clinical studies that were conducted at prominent cardiac care centers, including a 27-patient study at the Cleveland Clinic and studies of approximately 400 patients in total at Washington University, to demonstrate the efficacy, ease of use and safety of our system:

Efficacy. AF treatment devices must be able to reliably create transmural lesions that block electrical impulses. Transmurality is considered by doctors to be necessary for the treatment of AF, since creating lesions with gaps can fail to treat AF and cause other abnormal heart rhythms. Each of the studies described above found that approximately 90% of the study participants treated for AF using our system were free of AF at a six-month follow-up. We are seeking to confirm these results in the FDA-approved clinical study that we have initiated on the use of our system during elective open-heart surgery and in the sole-therapy minimally invasive study that we anticipate initiating.

Ease of Use. In these studies, cardiothoracic surgeons reported that our system is easy to use, based in part on the design and automated features of our ablation and sensing unit, or ASU. Our ASU does not require the surgeon to make any prior settings or adjustments, and signals the surgeon when the targeted tissue no longer conducts energy, indicating that the lesion is transmural, or full-thickness. Our system’s unique jaws firmly clamp and compress the targeted tissue being ablated, allowing surgeons to create in a matter of seconds transmural lesions that are required to block the abnormal electrical impulses that cause AF. Cardiothoracic surgeons report that they have generally treated AF in only 20 minutes when using our system during an open-heart procedure, or in approximately three hours when using our system to treat AF as a sole-therapy minimally invasive procedure.

Safety. Although serious complications, including death, may arise from any type of cardiac surgery, our system was found to be a safe treatment alternative for the surgical treatment of AF in these studies. Cardiothoracic surgeons participating in these studies concluded that our system reduced the risk of blood clots, strokes and damage to adjacent anatomical structures due to its design, which confines the delivery of energy to within the jaws of the handpiece and allows the surgeon to control the application of energy to the tissue targeted for ablation.

We cannot assure you that our system will receive FDA clearance or approval for the ablation of cardiac tissue for the treatment of AF. If the lack of FDA clearance or approval were to prevent sales of our system, we would lose substantially all of our revenues and would require significant financing to conduct the necessary clinical trials and sustain our operations until sales could resume, if at all.

AtriCure Products

The AtriCure bipolar ablation system consists of our ASU and a series of uniquely designed disposable Isolator handpieces. Our ASU is a compact power generator that uses our proprietary software and delivers bipolar radio-frequency energy. Based on our proprietary software, the energy delivered to the tissue varies depending on the thickness and type of tissue being ablated. Currently, we sell four different Isolator handpieces of various configurations and we generally lend our ASU to doctors and hospitals that purchase our disposable handpieces. All of our Isolator handpieces have jaws that are capable of compressing individual or multiple layers of tissue to direct and confine the treatment to the tissue targeted for ablation.

In addition to the AtriCure bipolar ablation system, we have designed a pen-shaped ablation device known as the Isolator pen, which is complementary to our system and has been cleared by the FDA for the surgical ablation of cardiac tissue. This device is disposable and is powered by the same ASU that powers the AtriCure bipolar ablation system. Because of the device’s slim, pen-shaped design, it is well suited to be used in connection with our system to create transmural lesions in difficult to reach cardiac tissue. We have begun marketing our pen device to cardiothoracic surgeons and we anticipate releasing this device for sale in the second half of 2005.

We also sell the Wolf dissector, a product cleared by the FDA for use on thoracic and certain other non-cardiac soft tissues. The Wolf dissector was designed by Dr. Randall Wolf, who is a leader in the field of minimally invasive cardiothoracic surgery and one of our consultants. This dissection tool is used by surgeons to separate tissues surrounding the heart to provide access to key anatomical structures that are targeted for ablation during sole-therapy minimally invasive AF treatments. The Wolf dissector is a disposable handpiece that consists of a minimally invasive shaft with an articulating index finger-shaped tip that illuminates. The illuminated tip allows surgeons to more easily determine the movement, direction and position of the device during minimally invasive procedures.

We also distribute an ablation device that uses cryothermy, or extreme cold, to ablate tissues. Some surgeons use this device in conjunction with our system to create lesions around heart valves as part of AF treatment.

Open-Heart Procedure

During elective open-heart surgical procedures, such as bypass or valve surgery, cardiothoracic surgeons use the AtriCure bipolar ablation system to treat patients with AF. Surgeons report that ablation using our system generally adds approximately 20 minutes to an open-heart surgical procedure. Surgeons use our system to create sets of lesions that may vary depending on the length of time a patient has been diagnosed with AF and whether the patient’s AF is intermittent or continuous. Patients who have been diagnosed with AF for a longer period and have more continuous AF generally receive more ablation treatment than patients who have been diagnosed with AF for a shorter period or who have intermittent AF. Ablation using our system during an open-heart procedure typically involves the following steps:

Pulmonary Vein Isolation. Regardless of the duration or type of AF, surgeons will create lesions in the tissue surrounding the pulmonary veins to create an electrical barrier between the pulmonary veins and the upper chamber of the heart. In patients with intermittent AF, those lesions are often the extent of the treatment required to treat their AF. Cardiothoracic surgeons report that using our system enables them to safely, rapidly and reliably create lesions to achieve electrical isolation of the pulmonary veins from the upper chambers of the heart. In order to perform this procedure, surgeons position the jaws of our Isolator handpiece on the cardiac tissue surrounding the pulmonary veins. The jaws are clamped and the system is activated. Seconds later, an audible tone alerts the surgeons that the tissue no longer conducts energy, indicating that the lesion has become transmural and that the pulmonary veins have been electrically isolated.

Additional Lesions. For those patients who have been diagnosed with AF for a longer period and have more continuous AF, doctors may determine that additional lesions may be required to treat their AF. In cases where patients require such additional lesions, surgeons may use our system and our Isolator pen to create lesions in the upper chambers of the heart that are intended to reproduce similar electrical barriers to those created by surgeons during the classic Maze procedure. As with pulmonary vein isolation, doctors report that each lesion generally takes only seconds to create using our system.

Sole-Therapy Minimally Invasive Procedure

For those patients with AF that do not require an open-heart surgical procedure, surgeons have used our system as a sole-therapy minimally invasive treatment for AF. Using minimally invasive surgical techniques without the need to place patients on a heart-lung bypass machine, our system is used to isolate the pulmonary veins to treat AF. One of the key potential advantages of our sole-therapy minimally invasive treatment is the removal or mechanical isolation of the left atrial appendage, the small appendage that is attached to the left atrium. This appendage is believed to be responsible for the majority of strokes associated with AF. In order to perform this minimally invasive treatment, surgeons insert a lighted scope and other instruments through small incisions in the patient’s chest. Surgeons report that the entire procedure takes approximately three hours and that the typical recovery time is approximately three days.

Business Strategy

Our mission is to expand the treatment options for those patients who suffer from AF through the continued development of our proprietary technology platform and the education of medical professionals concerning our unique technologies. The key elements of our strategy include:

Form Investigational Relationships with Key Opinion Leaders at Leading Institutions. We have formed investigational relationships with key opinion leaders at several leading cardiac care centers, such as the Cleveland Clinic, the Mayo Clinic, Brigham and Women’s Hospital, Washington University and the University of Cincinnati. Several of these key opinion leaders have worked with us from the inception of our company to develop our system. Additionally, they have evaluated our system and published peer-reviewed data that describes the use of our system as a treatment for AF. These opinion leaders continue to assist us with the design, clinical testing and evaluation of our products. To date, there have been approximately 15 peer-reviewed publications that describe our system’s ability to create cardiac lesions in order to treat AF. We believe that these publications, and the presentations given by key opinion leaders, have contributed to the adoption of our system as a standard treatment alternative for AF during open-heart surgical procedures.

Provide Product Education. We have recruited and trained sales professionals who have strong backgrounds in the medical device field to effectively communicate to doctors the unique features and benefits of our technology as they relate to the ablation of soft tissue. Our highly trained sales professionals meet with doctors at leading institutions to provide education and technical training relating to our products. Additionally, we have provided unrestricted educational grants to institutions that have facilitated the education of doctors concerning the treatment of AF, including the use of our system to treat AF. Through the education and publication process, we believe that awareness of our technology has grown, which will encourage doctors to use our products and refer patients for AF treatment using our system.

Introduce and Expand Adoption of Our Sole-Therapy Minimally Invasive Procedure. There is currently no widely adopted sole-therapy treatment to cure AF. Currently, investigators are collecting clinical data, including data relating to safety and efficacy, to evaluate our system as a sole-therapy minimally invasive AF treatment. The encouraging results from a 27-patient study conducted at the University of Cincinnati were used as a basis for our January 2005 investigational device exemption, or IDE, submission to the FDA requesting approval to conduct a clinical trial to demonstrate the feasibility of using our system as a sole-therapy minimally invasive AF treatment and the FDA has granted us conditional approval to conduct this trial with certain limitations. The feasibility study, if successful, would likely be followed by a larger scale pivotal trial. The successful completion of our feasibility study will be the first step in obtaining FDA approval for use of our system as a sole-therapy minimally invasive AF treatment. We have modified our Isolator handpiece and developed other products to enable surgeons to ablate tissues through this minimally invasive approach. As of June 30, 2005 our system has been used successfully in over 350 sole-therapy minimally invasive procedures to treat AF.

New Product Innovation. Prominent medical journals, which contain articles that were written in part by leading cardiothoracic surgeons who are consultants to us, describe how cardiothoracic surgeons have used our system to safely, rapidly and reliably create transmural lesions when treating AF. We believe that our system is a premier product that can be adapted for a variety of applications where surgeons need to create transmural lesions in soft tissues. We are expanding our technology platform to increase our market for products being used during open-heart surgical procedures. For example, we plan to investigate the use of our technologies in patients who have no history of AF yet are undergoing open-heart surgery and may be predisposed for developing AF, including patients at risk of developing post-operative AF, a temporary complication associated with cardiac surgery. We intend to leverage our leadership position in open-heart surgical ablation and expand our technology platform to provide a widely adopted solution for a sole-therapy minimally invasive AF treatment. In addition, we are currently developing a product that will enable surgeons to mechanically isolate a portion of the heart known as the left atrial appendage, which is believed to be responsible for the majority of AF-related strokes. We believe that the successful development of our left atrial appendage technology will add to the demand for surgical AF treatment by offering patients a one-step solution to AF treatment and stroke reduction. Additionally, we are pursuing business development opportunities that will expand our technologies and capabilities to provide additional solutions for the treatment of AF.

Clinical Trials

We are currently conducting an FDA-approved clinical trial, known as the RESTORE-SR trial, to evaluate the safety and efficacy of the AtriCure bipolar ablation system in treating AF during certain elective open-heart surgical procedures. To date, we have enrolled approximately 7.5% of the patients required for this multicenter, 226-patient clinical trial. If the clinical trial is successful, we anticipate filing a PMA in 2008, which if approved by the FDA would allow us to market our system as an AF treatment during open-heart surgical procedures.

In January 2005, we filed with the FDA for an IDE, which allows a non-FDA approved device to be used in clinical studies undertaken to develop safety and effectiveness data for that device. We are in the process of working with the FDA in connection with the approval of this IDE to conduct a clinical trial to evaluate the feasibility of our system for the sole-therapy minimally invasive treatment of AF. The FDA has granted conditional approval of this IDE and has allowed us to begin our clinical study with certain limitations, including a limit on the number of centers where the study may be conducted and a limit on the aggregate number of patients that may be enrolled in the study. In order for us to receive full FDA approval of this IDE, we will need to fulfill the requirements that were identified in the letter that we received from the FDA in July 2005. If this clinical trial is successful, we plan to work with the FDA to submit an amendment to this IDE to permit us to conduct a pivotal clinical trial to demonstrate the safety and efficacy of the AtriCure bipolar ablation system in treating AF as a sole-therapy minimally invasive approach. Each clinical study that we intend to complete will require a separate IDE or an amendment to an existing IDE. There is a 30-day time period for the FDA to act on an IDE or an amendment to an IDE and the FDA typically requests additional information prior to granting approval for a study to proceed. We generally expect that it will take several months after we file an IDE or an IDE amendment to obtain FDA approval.

Regulatory Clearances

In August 2001, the FDA granted us 510(k) clearance to market the AtriCure bipolar ablation system for the ablation and coagulation of soft tissues during general, ear, nose and throat, thoracic, gynecologic and urologic surgical procedures. We have not received FDA clearance or approval to promote our system for the ablation of cardiac tissue or for the use of our system in the treatment of AF. In December 2004, we submitted a 510(k) notification to obtain clearance for use of our system for the ablation of cardiac tissue, which had previously been sought by us in 2002 and 2003. In June 2005, the FDA denied that 510(k) clearance, finding that our system was not substantially equivalent to the already cleared predicate devices relied on in our 510(k) notice. The FDA also noted in its letter that our system has been reclassified as a Class III device. This means that we would now be required to obtain a PMA prior to the promotion of our system for the ablation of cardiac tissue. We may appeal the FDA’s decision, but we cannot assure you that the FDA would reverse its decision. If that appeal is not successful, we would not intend to pursue a PMA for the ablation of cardiac tissue using our system and would instead pursue only the PMA for use of our system to treat AF.

In July 2004, the FDA granted us clearance to market our Wolf dissector for its intended use of dissection of soft tissues during thoracic surgical procedures. In June 2005, the FDA granted us 510(k) clearance to market our Isolator pen for its intended use of ablation of cardiac tissue during cardiac surgery.

We received our original CE Mark approval for the AtriCure bipolar ablation system in July 2002, which allows us to market and sell the AtriCure bipolar ablation system throughout the European Union for the same uses for which it may currently be marketed in the United States. We have also received certifications to market and sell our system in several other foreign markets, including Canada and Japan. Additionally, we have begun the process of registration in China and Brazil where we expect approval for commercialization in these markets during 2005 and we are actively pursuing registration in other countries outside of the United States. We are also pursuing certifications or approvals outside of the United States for the Wolf dissector and, assuming we obtain such approval or certification, we anticipate releasing the Wolf dissector for sale in the European Union in 2005.

Sales, Marketing and Medical Education

Our sales and marketing efforts focus on educating doctors concerning our unique technologies and the benefits of the AtriCure bipolar ablation system. We do not market or promote our system for the treatment of AF or the ablation of cardiac tissue. Our sales personnel visit cardiothoracic surgeons, electrophysiologists and other doctors to discuss the general attributes of our system, and they also promote our pen device for the surgical ablation of cardiac tissue and the Wolf dissector for the dissection of thoracic and certain other non-cardiac soft tissues. We train our sales force on the use of our system to treat AF so that they are able to respond to unsolicited requests from doctors for information on the use of our system for the treatment of AF. In addition, medically trained clinical applications specialists attend surgical procedures to discuss the general aspects of our system and respond in a non-promotional manner to unsolicited requests for information on the use of our system for the treatment of AF. We have entered into consulting agreements with leading scientists, cardiothoracic surgeons and electrophysiologists who assist us with the design, clinical testing and evaluation of our products, educate doctors on the use of our technologies and provide advice concerning grants and regulatory submissions. We work closely with these thought leaders to understand unmet needs and emerging applications in the treatment of AF. We also provide unrestricted educational grants to several leading cardiac care centers. These institutions have used these grants to sponsor independent activities to evaluate the effectiveness of our system and our technology, which has increased the number of peer-reviewed publications that cite the use of our system. These unrestricted grants have also been used by these institutions to sponsor educational programs relating to AF, including programs which focus on the surgical treatment of AF using our system. We do provide some guidance to physicians and medical institutions regarding what physicians are available and qualified for training other physicians in the use of our system in the treatment of AF.

We have recently formed a healthcare compliance committee in support of our ongoing efforts to improve compliance with applicable federal and state healthcare laws and regulations. This committee has recently instituted standard operating procedures relating to our marketing and promotional activities, grant review and funding procedures, and the training and education of our sales force. We have modified our training and educational programs to include training on federal and state requirements for marketing medical devices, and we have revised and maintain continuous oversight of our grant application and funding procedures and requirements.

Our sales team is led by a vice president of sales and two sales directors. As of May 31, 2005, our sales force had a total of approximately 31 employees, including 21 full-time regional sales representatives. We also use several independent manufacturers’ representatives in the United States. We select our sales personnel based on their expertise in the medical device field, sales experience, reputation in the medical device industry, and their knowledge of our products and technologies. We plan to continue to increase the size of our sales organization to expand our customer base and to increase utilization of our system by our customer base.

We market and sell our products in selected markets outside of the United States through independent distributors. During 2004, sales outside of the United States accounted for approximately 7.4% of our total revenues. We have a network of distributors outside of the United States who currently market and sell our products in Asia, Europe, the Middle East and South America. We continue to expand our presence in markets outside of the United States, including our recent entry into China and planned sales to Brazil in 2005. See “Risk Factors—Risks Relating to Our Business—We sell the AtriCure bipolar ablation system outside of the United States and are subject to various risks relating to international operations, which could harm our international revenues and profitability.”

Competition

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include Guidant Corp., Medtronic, Inc., St. Jude Medical Inc., Boston Scientific Corp., Edwards Lifesciences Corp. and CryoCath Technologies Inc. As of March 1, 2005, no company had received FDA approval or clearance to market an ablation system for use as a treatment for AF. However, our competitors have FDA clearance to market their products that ablate cardiac tissue. We and our competitors provide products that have been adopted by doctors for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF during open-heart surgical procedures. We and these competitors utilize a variety of different technologies as energy sources for their ablation devices, including laser technology, microwave, cryothermy, high-intensity focused ultrasound, and radio frequency technologies. Each of these companies is also currently working with its core technology to develop devices that can be used as a sole-therapy minimally invasive AF treatment.

Some of our competitors offer catheter-based treatments, including Biosense Webster, Inc., EP Technologies, St. Jude Medical, Inc., and Cardima, Inc. These companies sell products that are used by doctors to treat the population of patients that have AF but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from sole-therapy minimally invasive AF treatments using the AtriCure bipolar ablation system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

We believe that we compete favorably against companies that have products that are currently being used for the surgical treatment of AF, particularly in the market for devices that are being used for the treatment of AF as a sole-therapy minimally invasive procedure, although we cannot assume that we will be able to continue to do so in the future or that new devices that perform better than our system will not be introduced. We also believe that our system competes favorably when compared to catheter-based treatments.

Because of the size of the AF market and the unmet need for an AF cure, competitors have and will continue to dedicate significant resources to aggressively market their products. New product developments that could compete with us more effectively are likely because the surgical AF treatment market is characterized by extensive research efforts and technological progress.

Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than our system. To compete effectively, we have to demonstrate that our system is an attractive alternative to other treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation, service and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. Our system may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Third-Party Reimbursement

Payment for patient care in the United States is generally made by third-party payors. These payors include private insurers and government insurance programs, such as Medicare or Medicaid. The Medicare program, the largest single payor in the United States, is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, and covers certain medical care items and services for eligible elderly, blind, and disabled individuals. The coverage under Part A of the Medicare program includes hospital and other institutional services, while Part B of Medicare includes doctors’ services. Because Medicare beneficiaries comprise a large percentage of the populations for which our system is used, and private insurers may follow the coverage and payment policies for Medicare, Medicare’s coverage and payment policies are significant to our operation.

The original fee-for-service portion of the Medicare Part A program pays hospitals for inpatient services under a prospective payment system, which provides for a pre-determined payment amount based on a patient’s discharge diagnosis. Discharge diagnoses are grouped into Diagnosis Related Groups, or DRGs, which determine the payment amount for the inpatient hospital services. The payment amount is intended to reflect the costs of admitting and treating the patient. These payment amounts differ for each inpatient discharge. Currently, hospitals do not receive any additional payments from the fee-for-service Medicare program for the cost of inpatient treatment of AF as part of an open-heart procedure. In these cases, the use of an ablation device to provide the AF treatment is included in the payment for the open-heart procedure. Sole-therapy minimally invasive AF treatment also qualifies for payment from the fee-for-service Medicare Part A program, which allows the hospital to receive payment for this type of AF treatment. The Medicare program has adopted specific hospital inpatient treatment codes describing AF treatment by ablation in sole-therapy and open-heart procedures such as those provided through the use of the AtriCure bipolar ablation system. However, the existing Medicare inpatient coverage, coding or payment polices are subject to change by CMS. As a result, the continuance of current coverage, coding or payment determinations cannot be guaranteed, and any change may have an adverse impact on our operations.

Doctors are reimbursed for their services separately under the Medicare Part B physician fee schedule. Doctors performing AF treatment during an open-heart procedure receive a payment that reflects several factors, including the time and complexity of the AF treatment. Doctors who perform a sole-therapy minimally invasive procedure receive payment that is comparable to the reimbursement paid to doctors for performing an open-heart surgical procedure.

Claims for procedures using our system are typically submitted by the doctor to Medicare Part B carriers (typically insurance companies under contract to CMS) or other health insurers using established billing codes, including the Current Procedural Terminology, or CPT, billing codes maintained by the American Medical Association. The billing codes identify the procedure or procedures performed and are relied upon to determine third-party payor amounts. Existing CPT billing codes describe surgical cardiac ablation procedures. Market acceptance of our products is dependent on coverage and adequate payment levels from such payors.

Currently, we believe that the AF treatment reimbursement rates are adequate for doctors and hospitals to cover the use of our system for the treatment of AF. In 2004, the national Medicare payment rate for an open-heart procedure, whether or not the AF treatment is included, was approximately $24,000 to $45,000, depending on the type of open-heart procedure being performed, the geographic region and the type of facility. National medical hospital rates for AF treatment performed as a sole-therapy minimally invasive treatment were also approximately $24,000 to $45,000, depending on the geographic region and type of facility. The cost of AF treatment performed during open-heart surgical procedures is not reimbursed separately by the Medicare program and the reimbursement rules for open-heart surgical procedures include supplies, including the use of an ablation device, but exclude doctor’s fees for these procedures, which payors remit to doctors in addition to the amounts paid to hospitals for AF treatment procedures. Payment rates of other third-party payors may be the same as or higher or lower than Medicare rates, depending on their particular reimbursement methodology.

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. If CMS or other agencies decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the cost of AF treatment, or not at all.

The AtriCure bipolar ablation system has received FDA clearance for the ablation and coagulation of soft tissues during certain non-cardiac-related surgical procedures. However, because the FDA does not regulate the practice of medicine, doctors may use the AtriCure bipolar ablation system in other circumstances where they deem it medically appropriate, even though the FDA has not approved or cleared our system for that indication. In these circumstances, some government or private payors, including some Medicare carriers, may make coverage and payment determinations on a case-by-case basis. Additionally, some government or private payors may deem the treatment of AF using the AtriCure bipolar ablation system for indications not approved or cleared by the FDA to be experimental or not medically necessary and, as such, may not provide coverage or payment.

Acquisition of Enable Medical Corporation

Contemporaneously with the closing of this offering, we anticipate acquiring Enable Medical Corporation, the manufacturer of our Isolator handpieces, which are an essential component of the AtriCure bipolar ablation system. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities and improve our margins, especially as we intend to expand the types and quantities of our products manufactured and sold.

Enable has two business units, Enable Surgical Products and Enable Design and Manufacturing. The Surgical Products unit is engaged in the research and development of radio-frequency energy-based surgical products. The Surgical Products unit is currently distributing a line of bipolar scissors in the United States, Europe, and Asia and has a portfolio of radio-frequency technologies covered by U.S. and European patents that are being considered for licensing or commercialization by Enable. The Design and Manufacturing unit provides contract design, research and development and manufacturing services to us and other medical device companies. Enable has offices and production and warehouse space in West Chester, Ohio, near the location of our headquarters, and had 51 employees as of May 31, 2005. For the year ended December 31, 2004, Enable had total revenues of $6.9 million and net income of $0.8 million.

We have entered into a merger agreement with Enable and made an initial payment of $0.5 million, which is non-refundable unless the agreement is terminated due to a breach or a failure by Enable. Under the terms of this agreement, the purchase price would have been an additional $6.0 million if the closing occurred on or before July 1, 2005, and will be an additional $6.5 million if the closing occurs after that date and prior to December 31, 2005, when the agreement expires. In accordance with the terms of this agreement, Enable paid a cash dividend of $0.5 million to its shareholders on January 31, 2005 and, immediately prior to the closing of our acquisition, Enable is entitled to make a cash dividend to its shareholders of up to $0.5 million, subject to satisfaction of certain financial conditions. If prior to December 31, 2005, certain Enable assets unrelated to the AtriCure bipolar ablation system are sold, we and the former Enable shareholders will each be entitled to 50% of the proceeds from that sale, assuming that our acquisition of Enable closes. If, instead, those assets are sold after

December 31, 2005 but prior to the third anniversary of the closing of our acquisition of Enable, we will be required to pay the former shareholders of Enable only 50% of the consideration from that sale that is in excess of $1 million, subject to a maximum payment to the Enable shareholders of $2 million.

Three of the members of our board of directors, directly or indirectly, hold an aggregate of approximately 63% of the outstanding common stock of Enable and, accordingly, will receive a majority of the amounts that we pay to acquire Enable. None of these persons individually holds a majority of the outstanding common stock of Enable, nor are we aware that these persons are acting collectively as a group. One of these three directors, Michael Hooven, our Chief Technology Officer, is also a director and an officer of Enable. The purchase price for Enable was determined by negotiations between special committees of disinterested directors of Enable and us but no opinion as to fairness of terms was obtained from an investment banking firm.

Government Regulation

The AtriCure bipolar ablation system is a medical device subject to regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our system in the United States under a 510(k) clearance for the ablation and coagulation of soft tissues during general, ear, nose and throat, thoracic, gynecologic and urologic surgical procedures. Currently, our system may not be marketed for ablation of cardiac tissue or for the treatment of AF without obtaining additional clearances and approvals from the FDA.

The FDA requires that premarket approval be obtained for a device before it can be marketed for the treatment of AF. A PMA will require clinical data supporting the safe and effective use of the device in the treatment of AF. In December 2003, we received an IDE from the FDA to conduct clinical trials of our system in a prospective, multi-center trial, known as the RESTORE-SR trial, to evaluate the safety and efficacy of our system for the treatment of AF during open-heart surgery. In addition, in January 2005, we filed with the FDA for an IDE to conduct a clinical trial to demonstrate the feasibility of using the AtriCure bipolar system for the sole-therapy minimally invasive treatment of AF that also includes removal of a portion of the heart called the left atrial appendage. The FDA has granted conditional approval of this IDE and has allowed us to begin our clinical study with certain limitations, including a limit on the number of centers where the study may be conducted and a limit on the aggregate number of patients that may be enrolled in the study. In order for us to receive full FDA approval of this IDE, we will need to fulfill the requirements that were identified in the letter that we received from the FDA in July 2005. If this feasibility trial is successful, we would need to conduct a pivotal trial to support marketing authorization. We cannot assure you that we will successfully complete the current RESTORE-SR trial, receive approval for any additional clinical trials or submit and obtain approval for our system for use in treating AF.

Our Wolf dissector and our Isolator pen are medical devices subject to regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market the Wolf dissector in the United States under a 510(k) clearance for use in the dissection of soft tissues during general, ear, nose and throat, thoracic, urological and gynecological surgical procedures and we market our pen device in the United States under a 510(k) clearance for use in the surgical ablation of cardiac tissue. We are not currently seeking any further approvals or clearances from the FDA relating to either of these devices.

FDA regulations govern nearly all of the activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses. The activities that FDA regulates include the following:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-clinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	premarketing clearance or approval;

•	record keeping and document retention procedures;

•	advertising and promotion;

•	product marketing, sales and distribution;

•	post-marketing surveillance and medical device reporting, including reporting of deaths, serious injuries, device malfunctions or other adverse events; and

•	corrective actions, removals and recalls.

FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device distributed commercially in the United States will require either prior 510(k) clearance or a PMA from the FDA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a 510(k) notification requesting clearance to commercially distribute the device. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, or predicate device, are placed in Class III, requiring submission of a PMA supported by clinical trial data.

The FDA has previously classified the AtriCure bipolar ablation system as a Class II device and has granted us 510(k) clearance to market this product for the ablation and coagulation of soft tissues during certain surgical procedures. The FDA recently denied 510(k) clearance of our system for the ablation of cardiac tissue because the FDA determined that our system is not substantially equivalent to an already cleared device. As a result, the FDA has reclassified our system as a Class III device, which means that we would now be required to obtain a PMA prior to any promotion of our system for the ablation of cardiac tissue. We may appeal the FDA’s decision, but if that appeal is not successful, we would not intend to pursue a PMA for the ablation of cardiac tissue using our system and would instead pursue only the PMA for use of our system to treat AF. In order to market our system for the treatment of AF, the FDA requires that we seek approval through submission to the FDA of a PMA. Submission of a PMA is a much more demanding process than the 510(k) notification process. Both 510(k)s and PMAs must now be submitted with a potentially substantial user fee payment to the FDA, although certain exemptions and waivers can apply, including certain exemptions and waivers for small businesses.

510(k) Clearance Pathway. When 510(k) clearance is required, we must submit a notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. The FDA is required to respond to a 510(k) notification within 90 days of submission, but the response may be a request for additional information or data, including clinic al data. As a practical matter, 510(k) clearance often takes significantly longer than 90 days, and may take up to one year or more. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the device is automatically placed into Class III, requiring the submission of a PMA. Any modification to a 510(k)-cleared device that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, in connection with safety and effectiveness, approval of a PMA. The FDA requires every manufacturer to make the determination regarding a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. We have made modifications to elements of our system, but we do not believe that such modifications will require us to seek additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new 510(k) clearances are required. If the FDA disagrees with us and requires us to submit a new 510(k) or PMA, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

Premarket Approval Pathway. A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) notification process. A PMA must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA is submitted and the FDA has determined that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. The FDA has 180 days to review an “accepted” PMA, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMAs or PMA supplements are required for significant modification to the device, including indicated use, manufacturing process, labeling and design of a device that is approved through the premarket approval process. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials. Clinical trials are generally required to support a PMA and are sometimes required for 510(k) clearance. In the United States, clinical trials for a significant risk device require the prior submission of an application for an IDE to the FDA for approval. An IDE amendment must also be submitted before initiating a new clinical study under an existing IDE, such as initiating a pivotal trial following the conclusion of a feasibility trial. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, and any available data on human clinical experience, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The animal and laboratory testing must meet the FDA’s good laboratory practice requirements.

The IDE and any IDE supplement for a new trial must be approved in advance by the FDA for a specific number of patients. Clinical trials for significant risk devices may not begin until the IDE application or IDE supplement is approved by the FDA and the appropriate institutional review boards, or IRBs, overseeing the welfare of the research subjects and responsible for that particular clinical trial. If the product is considered a non-significant risk device under FDA regulations, only the patients’ informed consent and IRB approval are required. Under its regulations, the agency responds to an IDE or an IDE amendment for a new trial within 30 days. The FDA may approve the IDE or amendment, grant an approval with certain conditions, or identify deficiencies and request additional information. It is common for the FDA to require additional information before approving an IDE or amendment for a new trial, and thus final FDA approval on a submission may extend beyond the initial 30 days. The FDA may also require that a small-scale feasibility study be conducted before a pivotal trial may commence. In a feasibility trial, the FDA limits the number of patients, sites and investigators that may participate. Feasibility trials are typically structured to obtain information on safety and to help determine how large a pivotal trial should be to obtain statistically significant results.

Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Educational Grants. The FDA permits a device manufacturer to provide financial support, including support by way of grants, to third-parties for the purpose of conducting medical educational activities. If these funded activities are considered by the FDA to be independent of the manufacturer, then the activities fall outside the restrictions on off-label promotion to which the manufacturer is subject.

The FDA considers several factors in determining whether an educational event or activity is independent from the substantive influence of the device manufacturer and therefore nonpromotional, including the following:

•	whether the intent of the funded activity is to present clearly defined educational content, free from commercial influence or bias;

•	whether the third-party grant recipient and not the manufacturer has maintained control over selecting the faculty, speakers, audience, activity content and materials;

•	whether the program focuses on a single product of the manufacturer without a discussion of other relevant existing treatment options;

•	whether there was meaningful disclosure to the audience, at the time of the program, regarding the manufacturer’s funding of the program, any significant relationships between the provider, presenters, or speakers and the supporting manufacturer, and whether any unapproved uses will be discussed; and

•	whether there are legal, business, or other relationships between the supporting manufacturer and the provider or its employees that could permit the supporting manufacturer to exert influence over the content of the program.

We believe that the activities we support pursuant to our educational grants program are in accordance with these criteria for independent educational activities.

Pervasive and Continuing Regulation. There are numerous regulatory requirements governing the approval and marketing of a product. These include:

•	FDA’s QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that manufacturers comply with reporting requirements of the FDA and report if their device may have caused or contributed to an adverse event, a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	notices of correction or removal and recall regulations.

MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to an adverse event, a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. As of May 31, 2005, we have notified the FDA of eight reports of complications during procedures utilizing our products. On April 19, 2004, we reported to the FDA a complication during a procedure using our first generation dissection tool, the PVI-7, which complication included a small disruption to the pulmonary vein and required conversion from a thoracotomy to a sternotomy. No long-term damage to the patient was reported. We no longer manufacture or sell this dissector tool. The remaining seven MDRs relate to our Isolator handpieces. On October 13, 2004, we reported an incident involving a 1-mm perforation during ablation using our system during an aortic valve replacement surgery. The perforation was repaired with one suture with no clinical consequence reported. On December 17, 2004, we reported an incident involving a malfunction of our system described as “lining of forceps broke during clamping” that resulted in no clinical consequence reported. On January 3, 2005, we notified the FDA of a broken insulator cap on the tip of an Isolator handpiece. No clinical consequence was reported as a result of the break. On January 15, 2005, we reported a complication during a procedure using our system where the tip of an Isolator handpiece lacerated a patient’s left ventricle. The laceration was surgically repaired and there was no clinical consequence reported. On January 17, 2005, we reported a complication during a procedure using our system, wherein the jaw of an Isolator handpiece perforated a patient’s pulmonary artery. The pulmonary artery was surgically repaired and there was no clinical consequence reported. On February 3, 2005, we reported a complication during a procedure using our system where there was a perforation of a patient’s left atrial cuff. The left atrial cuff was surgically repaired and there was no clinical consequence reported. On March 8, 2005, we reported a complication during a procedure using our system where bleeding occurred in the patient’s right pulmonary artery. Surgical intervention was required to control the bleeding and there was no clinical consequence reported. There have been other incidents, including two patient deaths, that have occurred during open-heart and sole-therapy minimally invasive procedures using our system that we have not, and believe were not required to be, reported to the FDA, because we determined that these incidents were not related to the use of our system.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims.

We have registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Fraud and Abuse and False Claims. We are directly and indirectly subject to various federal and state laws governing our relationship with healthcare providers and pertaining to healthcare fraud and abuse, including anti-

kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General of the U.S. Department of Health and Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

The Federal False Claims Act imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the United States Government. Damages under the Federal False Claims Act can be significant and consist of the imposition of fines and penalties. The Federal False Claims Act also allows a private individual or entity with knowledge of past or present fraud on the federal government to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice on behalf of the government has successfully enforced the Federal False Claims Act against pharmaceutical manufacturers. The federal suit has alleged that pharmaceutical manufacturers whose marketing and promotional practices were found to have included the off-label promotion of drugs or the payment of prohibited kickbacks to doctors violated the FCA on the grounds that these prohibited activities resulted in the submission of claims to federal and state healthcare entitlement programs such as Medicaid, resulting in the payment of claims by Medicaid for the off-label use of the drug which was not a use of the drug otherwise covered by Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into corporate integrity agreements that require, among other things, substantial reporting and remedial actions.

The Federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers. We believe that our marketing practices are not in violation of the Federal False Claims Act or state equivalents, but we cannot assure you that the federal authorities will not take action against us and, if such action were successful, we could be required to pay significant fines and penalties and change our marketing practices. Such enforcement could have a significant adverse effect on our ability to operate.

We engage in a variety of activities that are subject to these laws and that have come under particular scrutiny in recent years by federal and state regulators and law enforcement entities. These activities have included, consulting arrangements with cardiothoracic surgeons, grants for training and other education, grants for research, and other interactions with doctors.

AdvaMed is one of the primary United States trade associations for medical device manufacturers. This association has established guidelines and protocols for medical device manufacturers in their relationships with healthcare professionals on matters including research and development, product training and education, grants and charitable contributions, support of third-party educational conferences, and consulting arrangements. Adoption of the AdvaMed Code by a medical device manufacturer is voluntary, and while the OIG and other federal and state healthcare regulatory agencies encourage its adoption and may look to the AdvaMed Code, they do not view adoption of the AdvaMed Code as proof of compliance with regulatory matters.

We have adopted the AdvaMed Code and incorporated its principles in our standard operating procedures, sales force training programs, and relationships with doctors. Key to the underlying principles of the AdvaMed

Code is the need to focus the relationships between manufacturers and healthcare professionals on matters of training, education and scientific research, and limit payments between manufacturers and healthcare professionals to payment of fair market value for legitimate services provided and payment of modest meal, travel and other expenses for a healthcare professional under limited circumstances. We have incorporated these principles into our relationships with healthcare professionals under our consulting agreements, payment of travel and lodging expenses, grant making procedures and sponsorship of third-party conferences. In addition, we have conducted training sessions on these principles.

Regulation Outside of the United States. Sales of medical devices outside of the United States are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain certification or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory body in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture and labeling of and clinical trials and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method for assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required for a manufacturer to commercially distribute the product throughout these countries. International Standards Organization, or ISO, 9001 and ISO 13845 certifications are voluntary standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to our system and to commercialize our system in the European Union for the ablation and coagulation of soft tissues during general, ear nose and throat, thoracic, gynecologic and urologic surgical procedures.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business, and we rely on a combination of patent, copyright, trademark and trade secret laws to protect our interests. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others, and prevent others from infringing our proprietary rights is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights or are effectively maintained as trade secrets, know-how or other proprietary information.

We seek patent protection relating to our system and other important technologies we develop in both the United States and in selected foreign countries. While we own much of our intellectual property, including patents, patent applications, trademarks, trade secrets, know-how and proprietary information, we also license related technology of importance to commercialization of our products. For example, to continue developing and commercializing our current and future products, we may license intellectual property from commercial or academic entities to obtain the rights to technology that is required for our research, development and commercialization activities.

All of our employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with their relationship with us. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our system or obtain and use information that we regard as proprietary.

We devote significant resources to obtaining patents and other intellectual property and protecting our other proprietary information. We have already obtained patents or filed patent applications on a number of our technologies, including patents and patent applications relating to our bipolar ablation system and ancillary devices. If valid and enforceable, these patents may give us a means of blocking competitors from using infringing technology to compete directly with our products. We also have certain proprietary trade secrets that may not be patentable or for which we have chosen to maintain secrecy rather than file for patent protection. With respect to proprietary know-how that is not patentable, we have chosen to rely on trade secret protection and confidentiality agreements to protect our interests. As of June 30, 2005, we had five issued United States patents that will expire on December 22, 2020, and one issued United States patent that will expire on May 4, 2021.

As of June 30, 2005, we had the following portfolio of 40 issued patents or patent applications covering our proprietary technologies and products:

•	6 issued United States patents;

•	22 United States non-provisional patent applications;

•	1 United States provisional patent applications;

•	6 pending foreign patent applications that are in various national stages of prosecution; and

•	5 pending foreign applications filed pursuant to the Patent Cooperation Treaty, or PCT, not at the national stage.

Manufacturing

Upon our anticipated acquisition of Enable contemporaneously with the closing of this offering, we will manufacture the majority of the components that comprise the AtriCure bipolar ablation system. Some of the components of our system, including our ASU, will still come from outside suppliers. We inspect, assemble, test and package our products in West Chester, Ohio and our products are sterilized by outside sterilization facilities.

Purchased components for our system are generally available from more than one supplier, with the exception of our ASU. Our ASU is a critical component of the AtriCure bipolar ablation system, and there are relatively few alternative sources of supply available. We do not carry a significant inventory of this component and obtaining a replacement supplier for the ASU, if required, may not be accomplished quickly or at all and could involve significant additional costs. With the exception of Enable and Stellartech Research Corporation, the supplier of our ASU, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies.

We are currently purchasing our Isolator handpieces from Enable pursuant to a master development, manufacturing and supply agreement. See “Certain Relationships and Related Party Transactions—Enable Medical Corporation.”

In June 2005, we entered into a manufacturing agreement with Stellartech whereby we agreed to purchase, and Stellartech agreed to supply, the first 400 ASUs that we require. Thereafter, we must purchase from Stellartech, at least 75% of our ASU requirements for the following two years after the delivery of the first 400 units. We may, however, end our obligation to purchase 75% of our ASU requirements from Stellartech by paying Stellartech either a certain percentage of the gross margin Stellartech would have received if it had manufactured the ASUs or a specified dollar amount. Our minimum remaining payment obligation under the agreement is $982,000. This agreement has an initial three-year term and renews for successive one-year periods, unless terminated. This manufacturing agreement may be terminated by Stellartech for any reason upon six months’ notice to us. We may terminate the agreement in the event the development agreement is terminated prior to expiration or after we have fulfilled the purchase requirements under the agreement. Under the terms of this agreement, we have certain indemnification obligations, including with respect to claims relating to intellectual property infringement, design defects and manufacturing defects. Any supply interruption or failure to obtain our ASU would limit our ability to sell our system and could have a material adverse effect on our business, financial condition and results of operations.

Order quantities and lead times for components purchased from outside suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. To date, we have not experienced significant delays in obtaining any of our components. There are no unique or proprietary processes required in manufacturing our components. We are under no contractual obligations that preclude us from developing products or sourcing components from new suppliers.

We and our component suppliers are required to manufacture our products in compliance with the FDA’s QSR. The QSR regulates extensively the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic inspections that may be announced or unannounced and may include the manufacturing facilities of our subcontractors. Our failure or the failure of our component suppliers to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We also could be subject to injunctions, product seizures, or civil or criminal penalties.

We regularly audit our suppliers for compliance with QSR, and applicable ISO standards. We have been an FDA-registered medical device manufacturer since November 2002. We obtained our CE Mark in June of 2002, and our quality systems and facility practices are certified to ISO 13485:2003; MDD 93/42/EEC, or CE Mark; and CMDCAS, or Canadian regulations. We believe that we are currently in good standing with the FDA and are subject to pre-announced inspections. Our current quality system is developed to comply with QSR and ISO standards. Enable has advised us that it is in full compliance with ISO 9001:1994, and ISO 13485:2003. Enable has undergone two full quality system audits and six surveillance audits by TUV America, Inc. Enable’s most recent audit was in December 2004 and was a full quality system audit. There were no major non-conformance issues and Enable has advised us that it is in substantial compliance with ISO 13485:2003.

We were inspected by the FDA in February 2003 as part of a not-for-cause, general QSR inspection. The FDA made no observations requiring our response. There were no findings that involved a material violation of regulatory requirements. Enable was inspected by the FDA in June 2000 as part of a not-for-cause, general QSR inspection. The FDA made five observations that did not require any response, but Enable provided the FDA with a response of corrective action. In December 2004, Stellartech, the manufacturer of our ASU, was inspected by the FDA as part of a not-for-cause, general QSR inspection. The FDA issued a notice with three observations requiring responses. Stellartech has addressed those observations and recently sent their responses to the FDA.

Enable has been registered with the Ohio Environmental Protection Agency, or Ohio EPA, as a small waste generator since 2001. The Ohio EPA audited Enable in March 2001 and made four observations. Enable performed corrective action and the Ohio EPA found all corrective actions taken to be effective.

We are subject to numerous federal, state and local laws relating to such matters as laboratory practices, the experimental use of animals, the use and disposal of hazardous or potentially hazardous substances, controlled drug substances, safe working conditions, manufacturing practices, environmental protection and fire hazard control. We may incur significant costs to comply with those laws and regulations now or in the future, but we do not expect that such compliance will have a material impact on our business.

We are currently increasing our manufacturing capabilities as we increase commercialization efforts. Manufacturers can experience difficulties in significantly scaling up production capacities, which may include problems with capacity, production yields and quality control. If we are unable to manufacture our products to keep up with demand, we will not meet expectations for growth of our business.

Research and Development

Our research and development group develops product enhancements and new products to address unmet procedural and market needs with the goal of increasing revenue. Our current product development activity includes projects extending and improving the existing Isolator product family, development of a new device platform, creation of new enabling devices such as new dissection, guidance and ablation tools and research into new technologies. Product extensions and improvements of the Isolator product family include software enhancements, cost savings and support for increased production capacity. Development of a new device platform includes implementation of a design to further refine the minimally invasive procedure, improve manufacturing efficiencies and create a platform for future feature implementation. Enabling devices are becoming an increasingly larger portion of our development portfolio and include the 2004 release of the Wolf dissector, the recent release of the Isolator pen and the expected release of an instrument guide in late 2005. New technology research includes development of devices for stroke prevention, including for the exclusion of the left atrial appendage, development of alternative complementary energy sources and development of additional tools. Our research and development expenses were approximately $4.4 million in 2004, $2.5 million in 2003 and $2.7 million in 2002.

In June 2005, we entered into a 19-month development agreement with Stellartech whereby Stellartech agreed to develop enhancements to the current ASU technology and granted us a license to use Stellartech’s technology in the field of cardiac arrhythmia treatment. We agreed to pay Stellartech on an hourly basis, based on the types of services being performed. In addition, materials and components, out-of-pocket expenses and outside services will be billed to us at cost plus a specified percentage. We may terminate this agreement upon 30 days’ notice and have no minimum payment obligations. Under the terms of this agreement, we have certain indemnification obligations to Stellartech relating to its performance of services under the agreement, except for Stellartech’s breach, fraud, negligence or misconduct and infringement relating to intellectual property owned by Stellartech, for each of which it indemnifies us.

In July 2005, we entered into a development and license agreement with UST Inc., whereby UST agreed to design and develop a high intensity focused ultrasound, or HIFU, system to create certain types of lesions and granted us an exclusive, worldwide license to related technology. We believe that HIFU may be a valuable alternative source of energy for making certain kinds of lesions. We agreed to pay UST an initial development fee of $375,000 and an additional development fee of $966,000, payable in fourteen monthly installments. If UST has not completed its development services within fourteen months, we will be required to pay UST the direct costs incurred by it for the following six months in connection with continuing to render development services. We are also required to pay UST royalties of 4% of the net sales of the HIFU system, up to a maximum amount of $15 million in royalties. In addition, we are required to make certain license and maintenance payments to UST for the sublicenses granted to us under the terms of this agreement. We may terminate this agreement at any time by giving notice to UST provided, however, that if we terminate this agreement prior to September 15, 2005 we are required to pay UST $100,000. UST may terminate this agreement if we fail to timely commercialize the HIFU system or if we fail to timely pursue FDA approval or clearance of the HIFU system. Under the terms of this agreement, we have certain indemnification obligations to UST for our breach of this agreement.

Consulting Relationships

We have developed consulting relationships with a number of leading scientists and doctors to give our research and development team additional technical and creative breadth. We work closely with these thought leaders to understand unmet needs and emerging applications in the treatment of AF. We typically enter into a written agreement with the consultant pursuant to which the consultant is obligated to provide services such as advising us as to the design and development of our products and procedures, educating doctors on the FDA-approved use of our technologies, conducting clinical trials and providing supporting data for clinical trials and providing advice concerning grants and regulatory submissions. These agreements are for a term of one to three years. The agreements may be terminated by us or by the consultant upon 30 to 60 days’ notice. We own the rights to any inventions or ideas made or conceived by our consultants during performance of the consulting services.

Payment of compensation, in both cash and stock, is made, in part, upon determination by us that services have been provided to our satisfaction. We generally compensate our consultants fees ranging from $18,000 to $216,000 per year, payable monthly or quarterly. In addition, some of our consultants are entitled to receive stock options upon the achievement of milestones. Dr. Wolf, who owns 3,684 shares of our common stock, 14,718 shares of our preferred stock, warrants to purchase 1,282 shares of our common stock and options to purchase 12,631 shares of our common stock, Dr. Sydney Gaynor, who owns options to purchase 3,947 shares of our common stock, Dr. Patrick McCarthy, who owns options to purchase 6,578 shares of our common stock and Dr. E. William Schneeberger, who owns options to purchase 3,815 shares of our common stock are the only consultants who hold an equity interest in us and participated in any of the studies referred to in this prospectus.

Upon presentation of appropriate documentation, reasonable travel and other expenses are also reimbursed. We do not expect or require the consultant to utilize or promote our products, and consultants are required to disclose their relationship with us as appropriate, such as when publishing an article in which our system is discussed. See “Risk Factors—Risks Relating to Our Business—We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our product for non-FDA-approved, or off-label, uses.”

Employees

As of May 31, 2005, we had 71 full-time employees, including 23 in research and development, regulatory and clinical affairs, 31 in sales and marketing, and 17 in administration. In addition, Enable had 51 full-time employees as of that date, including 14 in research and development and regulatory and clinical affairs, one in sales and marketing, and four in administration. None of the employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good. We also employ independent contractors to support our development, regulatory, sales, marketing and administrative activities.

Facilities

We maintain our headquarters in West Chester, Ohio in a facility of approximately 12,200 square feet, which contains both office and warehouse space. We currently pay monthly rent of approximately $10,000 and the lease for this facility expires in May 2009. In addition, Enable leases approximately 17,500 square feet of office and production space and 5,800 square feet of warehouse space in West Chester, Ohio, pursuant to three separate leases with an aggregate monthly rent of approximately $15,000 and each lease for these facilities will expire in 2010. We believe that our existing facilities are adequate to meet our immediate needs and that suitable additional space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

We are not party to any pending or threatened litigation. We may from time to time become a party to legal proceedings arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of May 31, 2005.

Name	Age	Position(s)
Richard M. Johnston(1)(2)	70	Chairman of the Board
David J. Drachman	46	President, Chief Executive Officer and Director
Michael D. Hooven	49	Chief Technology Officer and Director
Thomas Etergino	38	Vice President and Chief Financial Officer
Frederick Preiss	54	Vice President; Operations
Salvatore Privitera	38	Vice President; Product Development
Elsa Chi Abruzzo	37	Vice President; Regulatory and Clinical Affairs
James L. Lucky	43	Vice President; Quality Assurance and Healthcare Compliance
Richard S. Walsh	41	Vice President; Sales
Donald C. Harrison, M.D.(1)(2)	71	Director
Alan L. Kaganov(3)	66	Director
Karen P. Robards(1)(2)	55	Director
Norman R. Weldon, Ph.D.(2)(3)	70	Director
Lee R. Wrubel, M.D.(3)	41	Director

(1)	Member of audit committee
(2)	Member of nominating and corporate governance committee
(3)	Member of compensation committee

Richard M. Johnston has served as one of our directors since June 2002 and as Chairman of the Board since February 2005. Since 2000, Mr. Johnston has been a managing member of Camden Partners Holdings, LLC, a private equity firm that holds approximately 11.7% of our common shares prior to this offering. Mr. Johnston currently serves as a director of several of Camden Partners’ portfolio companies, including Lombard Medical Technologies plc, COHR, Inc., Medivance, Inc., Pharmanetics, Inc., and Webmedx, Inc. From 1961 to 2000, Mr. Johnston was employed by The Hillman Company, an investment holding company with diversified operations, where he served from 1970 to 2000 as Vice President, Investments and as a director. From 1979 to 2003, Mr. Johnston was Chairman of the Board of The Western Pennsylvania Hospital, and its successors, The Western Pennsylvania Healthcare System and West Penn Allegheny Health System. Mr. Johnston received his B.S. from Washington and Lee University and his M.B.A. from The Wharton School, University of Pennsylvania.

David J. Drachman has served as President, Chief Executive Officer and a director since October 2002. From 2000 to 2002, Mr. Drachman served as President of Impulse Dynamics N.V., a development stage medical device company focusing on implantable electrical solutions for the treatment of heart failure, diabetes and eating disorders. From 1997 to 1999, Mr. Drachman served in a variety of positions, including Vice President of Strategic Development at Biosense Webster, Inc., a Johnson & Johnson, Inc. subsidiary that designs and manufactures diagnostic and therapeutic cardiac catheters. In addition, Mr. Drachman has also served in a variety of positions at Ventritex, Inc. and Boston Scientific Corporation. Mr. Drachman received his B.A. from the University of Louisville and holds North American Society of Pacing and Electrophysiology certification in Electrophysiology, Cardiac Pacing and Defibrillation.

Michael D. Hooven is one of our founders and has served as Chief Technology Officer and a director since August 2002 and as Chairman of the Board from August 2002 through February 2005. From November 2000 to August 2002, he served as our President and Chief Executive Officer. Since 1994, Mr. Hooven has served as Chairman of the Board, and has previously served as President and Chief Executive Officer of Enable, a developer and manufacturer of surgical instruments that Mr. Hooven co-founded and that we anticipate acquiring contemporaneously with the closing of this offering. Mr. Hooven is also a director of Omeris, Inc., a not-for-profit company devoted to building and accelerating the bioscience industry, research and education and is a member of the advisory board of EnteraTech, Inc., a privately-held life sciences company. From 1986 to 1994, Mr. Hooven served as Director of New Product Development at Ethicon Endo-Surgery, Inc., a developer and manufacturer of minimally invasive surgical instruments. In addition, Mr. Hooven has also served in a variety of positions at Cordis Corporation and Siemens Medical Solutions of Siemens AG. Mr. Hooven received his B.S. and M.S. from the University of Michigan.

Thomas Etergino, CPA has served as our Vice President and Chief Financial Officer since May 2005. From 2003 to 2005, Mr. Etergino served as Chief Financial Officer of LSSi, Corp., a database developer. From 1998 to 2003, Mr. Etergino served in a variety of positions within DoubleClick Inc., including Chief Accounting Officer, Treasurer and Senior Vice President of Finance. Prior thereto, Mr. Etergino worked in Corporate Finance for Time Warner and spent eight years as an auditor at Coopers & Lybrand. Mr. Etergino received his B.S. from Washington & Lee University.

Frederick Preiss has served as our Vice President; Operations since May 2005. From 2002 to 2005, Mr. Preiss served as Vice President of Operations, OEM of Teleflex Medical, a medical device manufacturer and subsidiary of Teleflex, Inc., a publicly-held designer and manufacturer of specialty engineered devices for various industries. From 1998 to 2002, Mr. Preiss served as Vice President of Operations of Regeneration Technologies, a tissue-based biotechnology company. Prior thereto, from 1971 to 1998, Mr. Preiss held a number of responsible positions relating to operations, manufacturing, engineering and purchasing at various companies, including Wright Medical Technology, United States Surgical Corporation and Cyromedics Inc. Mr. Preiss received his B.S. from the University of New Haven.

Salvatore Privitera has served as our Vice President; Product Development since October 2003, and previously served in the same capacity from 2000 to 2001. From 2001 to 2003, Mr. Privitera served as Director of Product Development for Ethicon Endo-Surgery, a developer and manufacturer of minimally invasive surgical instruments. Mr. Privitera has 15 years of medical product development experience and has been associated with the release of over 30 medical devices in the fields of cardiac surgery, laparoscopic general surgery, breast biopsy, and sedation. He is a named inventor on over 20 issued and filed U.S. patents. Mr. Privitera received his B.S. from University of Buffalo and his M.B.A. from Xavier University.

Elsa Chi Abruzzo has served as our Vice President; Regulatory and Clinical Affairs since February 2004. From 2002 to 2004, Ms. Abruzzo served as Senior Director, Regulatory and Clinical Affairs of Percutaneous Valve Technologies, Inc., a medical device manufacturer. From 1997 to 2002, Ms. Abruzzo served as Director of Regulatory Affairs and Manager of Regulatory Affairs of CryoLife, Inc., a publicly-held developer of implantable medical devices. Prior thereto, Ms. Abruzzo held a number of increasingly responsible positions in manufacturing, engineering, quality assurance, clinical research and regulatory affairs at various medical device companies, including Baxter International, Inc., Cordis Corporation and Cordis Endovascular (a subsidiary of Johnson & Johnson). Ms. Abruzzo received her B.S. from the University of Miami and is a Regulatory Affairs Certified Professional.

James L. Lucky has served as our Vice President; Quality Assurance and Healthcare Compliance since January 2004. From 1997 to 2004, Mr. Lucky served as Vice President of Quality Assurance and Regulatory Affairs for the medical segment of Teleflex, Inc., a publicly-held designer and manufacturer of specialty engineered devices for various industries. Prior to that position, Mr. Lucky held a number of quality assurance positions in the medical device industry, including at Ethicon Endo-Surgery, Inc., Bristol-Myers Squibb Company and Parker Hannifin Corp. Mr. Lucky received his B.S. from Western Michigan University, his M.S. from North Carolina State University and his M.B.A. from Duke University.

Richard S. Walsh has served as our Vice President; Sales since July 2004. From 2003 to 2004, Mr. Walsh served as Vice President of Sales for Stereotaxis, Inc., an emerging technology medical device company. From 1999 to 2003 he served as Director of Sales for Intuitive Surgical, Inc., a medical robotics company. Mr. Walsh also spent time at United States Surgical Corporation. Mr. Walsh has over 15 years of emerging medical device sales experience combined with eight years of military officer experience in the United States Army and the Army National Guard. Mr. Walsh received his B.S. from Embry Riddle Aeronautical University.

Donald C. Harrison, M.D. has served as one of our directors since November 2000. Since 2003, Dr. Harrison has served as a general partner of Charter Life Sciences, L.P., a venture capital investment firm that holds approximately 10.4% of our common shares prior to this offering. He also serves as a director of several public and private companies, including Kendle International, a publicly-held clinical research company, UMD, Inc., a privately-held medical device company he founded, and EnteroMedics, Inc., a privately-held developer of medical devices for the treatment of obesity and gastrointestinal disorders. From 1986 to 2003, Dr. Harrison served in various capacities at the University of Cincinnati Medical Center, including Chief Executive Officer, Senior Vice President and Provost for Health Affairs. Dr. Harrison has previously served as a director of various publicly-held companies, including EP Technology, Inc., Novoste Corporation, InControl, Inc., and SciMed Inc. From 2000 to 2003, Dr. Harrison served as a director of Enable, a developer and manufacturer of surgical instruments that we anticipate acquiring contemporaneously with the closing of this offering. From 1968 to 1986, Dr. Harrison served as co-director of the Falk Cardiovascular Research Center in Stanford, California, Professor of Medicine and William G. Irwin Professor of Cardiology at Stanford University School of Medicine and Chief of Cardiology at Stanford University Hospital. Dr. Harrison received his B.S. from Birmingham Southern College and his M.D. from the University of Alabama College of Medicine.

Alan L. Kaganov has served as one of our directors since May 2001. Since 1996, Dr. Kaganov has been a member, and is generally referred to as “partner,” of Presidio Management Group VIII, LLC, the general partner of various U.S. Venture Partners, or USVP, entities that hold approximately 33.3% of our common shares prior to this offering. Dr. Kaganov has served as Chief Executive Officer of A-Med Systems, Inc., Aptus Endosystems, Inc. and Timi3 Systems, Inc., all USVP portfolio companies that design and develop medical devices. Dr. Kaganov also serves as a director of various privately-held companies, including A-Med Systems, Inc., Aptus Endosystems, Inc., CardioKinetix, Inc., Cryovascular Systems, Inc., Sanarus Medical, Inc., St. Francis Medical Center and Timi3 Systems, Inc. From 2000 to 2004, Dr. Kaganov served as a director of Curon Medical, a publicly-held medical device manufacturer. From 1993 to 1996, Dr. Kaganov served as Vice President, Business Development and Strategic Planning at Boston Scientific Corporation, a publicly-held medical device company. Dr. Kaganov received his B.S. from Duke University, his M.S. and a Sc.D. from Columbia University and his M.B.A. from New York University. In 1970, Dr. Kaganov was awarded a Career Fellowship from the National Institute of Health.

Karen P. Robards has served as one of our directors since November 2000. Since 1987, Ms. Robards has been the President of Robards & Company, a financial advisory firm. Since 1996, Ms. Robards has also served as a director of Enable, a developer and manufacturer of minimally invasive surgical instruments that we anticipate acquiring contemporaneously with the closing of this offering. From 1976 to 1987, Ms. Robards was an investment banker at Morgan Stanley where she headed its healthcare investment banking activities. Ms. Robards is the Independent Chair of the Board of several mutual funds managed by Merrill Lynch Investment Managers. Ms. Robards is a founder and President of the Cooke Center for Learning & Development, a not-for-profit educational organization in New York City. Ms. Robards received her B.A. from Smith College and her M.B.A. from Harvard Business School.

Norman R. Weldon, Ph.D. has served as one of our directors since November 2000 and served as Chairman of the Board from November 2000 to August 2002. Since 1992, Dr. Weldon has served as Managing Director of Partisan Management Group, Inc., a venture capital investment firm he co-founded. Dr. Weldon serves as a director of two mutual funds managed by Capital Research Management Company: The New Economy Fund and The SmallCap World Fund. He also serves as a director for several privately-held medical device companies, including Medivance, Inc., Neuronetics, Inc., HemoCleanse, Inc. and Ash Access Technology, Inc. From 2000 to 2002, Dr. Weldon served as a director of Renal Solutions, Inc., a privately-held medical device company. From 1987 to 2004, Dr. Weldon served as a director of Novoste Corporation, a publicly-held medical device company. From 1994 to 2002, Dr. Weldon served as a director of Enable, which he co-founded and which we anticipate acquiring contemporaneously with the closing of the offering. From 1976 to 1979, Dr. Weldon served as Chief Executive Officer of CTS Corporation, a publicly-held electronics manufacturer. From 1979 to 1987, Dr. Weldon served as Chief Executive Officer of Cordis Corporation, a publicly-held medical device company. From 1987 to 1996, Dr. Weldon served as Chief Executive Officer of Corvita Corporation, a publicly-held medical device developer and manufacturer he co-founded. Dr. Weldon received his B.S., M.S. and Ph.D. from Purdue University.

Lee R. Wrubel, M.D. has served as one of our directors since February 2005. Since 2000, Dr. Wrubel has served as a General Partner of Foundation Medical Partners, LP, a venture capitalist investment firm that holds approximately 7.0% of our common shares prior to this offering. Dr. Wrubel also serves as a director of several privately-held medical device companies, including Vascular Architects, Inc., CardioMEMS, Inc. and EsophyX, Inc. Dr. Wrubel currently serves on the Translational Research Advisory Committee of the Muscular Dystrophy Association, and is a member of the Health Leadership Council of Save the Children. Dr. Wrubel received his B.A. from Lafayette College, his M.D. and M.P.H. from Tufts University School of Medicine and his M.B.A. from Columbia Business School.

Board Composition

Our board of directors currently has eight members. Pursuant to a voting agreement that will terminate upon the closing of this offering, the holders of our common stock nominated and elected David J. Drachman, Michael D. Hooven and Norman R. Weldon, Ph.D.; the holders of our Series A preferred stock nominated and elected Donald C. Harrison, M.D. and Karen P. Robards; the holders of our Series B preferred stock nominated and elected Alan L. Kaganov and Richard M. Johnston; and the holders of all our outstanding stock nominated and elected Lee R. Wrubel, M.D. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

The authorized number of directors may be changed only by resolution adopted by a majority of the board of directors. The composition of the board of directors will satisfy the independence requirements of the NASDAQ National Market and the SEC.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Pursuant to our amended and restated bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Audit committee

Our audit committee currently consists of Richard M. Johnston, Donald C. Harrison, M.D. and Karen P. Robards. Our audit committee is responsible for assuring the integrity of our financial control, audit and reporting functions and reviews with our management and our independent auditors the effectiveness of our financial controls and accounting and reporting practices and procedures. In addition, this committee reviews the qualifications of our independent auditors, is responsible for their appointment, compensation, retention and oversight and reviews the scope, fees and results of activities related to audit and non-audit services. The composition of the audit committee will satisfy the independence requirements of the NASDAQ National Market and the SEC.

Compensation committee

Our compensation committee consists of Alan L. Kaganov, Norman R. Weldon, Ph.D. and Lee R. Wrubel, M.D. The compensation committee’s principal responsibilities are to determine and approve the compensation of our Chief Executive Officer, review and approve compensation levels for our other executive officers, review and approve management incentive compensation policies and programs, review and approve equity compensation programs for employees and exercise discretion in the administration of those programs, and produce an annual report on executive compensation for inclusion in the proxy statement. The composition of the compensation committee will satisfy the independence requirements of the NASDAQ National Market.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Norman R. Weldon, Ph.D., Donald C. Harrison, M.D., Richard M. Johnston and Karen P. Robards. The nominating and corporate governance committee is responsible for reviewing and making recommendations on the composition of our board and selection of directors, periodically assessing the functioning of our board of directors and its committees, and making recommendations to our board of directors regarding corporate governance matters and practices. The composition of the nominating and corporate governance committee will satisfy the independence requirements of the NASDAQ National Market.

We strive to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with these responsibilities and standards. We have implemented changes to our corporate governance structure and procedures in response to the Sarbanes-Oxley Act of 2002 and the NASDAQ National Market’s current listing standards regarding corporate governance. Upon the closing of the offering, we believe that our current corporate governance structure and procedures will comply with applicable corporate governance requirements. We will strive to maintain our board of directors and committees in full compliance with these corporate governance requirements on an ongoing basis. We will also continue to regularly monitor developments in the area of corporate governance.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship is expected to exist between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. Alan L. Kaganov, Norman R. Weldon, Ph.D. and Delos M. Cosgrove, III, M.D., a former director, served on our compensation committee in 2004.

Director Compensation

Historically, we have not compensated directors for their services as directors, and have only reimbursed our directors for reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors and committees. Upon the closing of this offering, we will begin to pay non-employee directors an annual retainer of $15,000, an additional annual fee of $5,000 to each of the chairman of the board and the chairman of the audit committee and $2,500 to the chairperson of each of the other two committees of our board, a fee for each board meeting of $1,500 for in-person attendance and $500 for participation by telephone, and a fee for each committee meeting of $750 for in-person attendance and $350 for participation by telephone.

In addition, existing non-employee directors will receive stock options for 10,000 shares of our common stock upon the closing of this offering and future non-employee directors will receive stock options for 20,000 shares of our common stock upon joining the board of directors, which options will vest in 25% installments each year on the anniversary of the grant, followed by additional grants of options to purchase 3,000 shares of our common stock upon each annual meeting of shareholders to non-employee directors who have served at least six months, which options will vest in 50% installments each year on the anniversary of the grant.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. Prior to the closing of this offering, we will enter into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we understand that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers in which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive Compensation

Summary compensation table

The following table summarizes the compensation paid to, awarded to or earned during the fiscal year ended December 31, 2004 by our Chief Executive Officer and each of the four most highly compensated executive officers whose total salary and bonus exceed $100,000 for services rendered to us in all capacities during 2004. The executive officers listed in the table below are referred to in this prospectus as our named executive officers.

		Annual compensation(1)		Long-term compensation
Name and principal position(s)	Year	Salary	Bonus	Securities underlying options	All other compensation
David J. Drachman President and Chief Executive Officer	2004 2003 2002	$200,000 200,000 43,205	$69,000 40,000 25,000	— — 315,789	$	— 113,318 —	(2)

Michael D. Hooven Chief Technology Officer	2004 2003 2002	175,000 175,000 137,083	— — —	— — —		— — —

Elsa Chi Abruzzo Vice President; Regulatory and Clinical Affairs	2004 2003 2002	131,250 — —	11,888 — —	26,315 — —		15,000 — —	(2)

James L. Lucky Vice President; Quality Assurance and Healthcare Compliance	2004 2003 2002	125,000 — —	18,828 — —	14,473 — —		52,383 — —	(2)

Salvatore Privitera Vice President; Product Development	2004 2003 2002	125,000 31,248 —	19,078 11,401 —	— 46,052 —		— — —

(1)	In accordance with the rules of the SEC, the compensation disclosed in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.
(2)	Consists of an allowance for moving expenses.

Option Grants in Fiscal Year 2004

The following table provides summary information concerning the individual grants of stock options to each of our named executive officers for the fiscal year ended December 31, 2004. The exercise price per share was valued by our board of directors at the estimated fair market value of a share of common stock on the date of grant.

Named executive officers	Number of securities underlying options granted	Percentage of total options granted to employees	Exercise price per share	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term
					0%	5%	10%
David J. Drachman	—	—%	$—	—	$—	$—	$—
Michael D. Hooven	—	—	—	—	—	—	—
Elsa Chi Abruzzo	26,315	11.8	1.52	2/16/14	302,096	517,238	847,308
James L. Lucky	14,473	6.5	1.52	1/1/14	166,150	284,476	466,011
Salvatore Privitera	—	—	—	—	—	—	—

Each option represents the right to purchase one share of our common stock. These options generally become vested over four years. In 2004, we granted options to purchase an aggregate of 253,474 shares of our common stock to various officers, employees, directors and others.

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 0%, 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price (assuming an initial public offering price of $13.00 per share). Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

There were no option exercises by the named executive officers during our fiscal year ended December 31, 2004. The following table summarizes the value of options held by them as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the value of each unexercised in-the-money options listed below has been calculated on the basis of the assumed initial public offering price of $13.00 per share, less the applicable exercise price per share multiplied by the number of shares underlying the options.

	Exercisable(1)	Unexercisable	Exercisable	Unexercisable
David J. Drachman	157,894	157,894	$1,997,359.10	$1,997,359.10
Michael D. Hooven	52,631	—	675,518.88	—
Elisa Chi Abruzzo	6,578	19,736	82,882.80	248,673.60
James L. Lucky	3,618	10,855	45,586.80	136,773.00
Salvatore Privitera	23,026	23,076	290,127.60	290,127.60

(1)	Each of the outstanding options listed above may technically be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option. For purposes of the table above, only vested options have been listed as exercisable.

Employment, Severance and Change of Control Agreements

We have not entered into employment agreements with any of our executive officers. We have established a management bonus program for our executive officers that provides them the opportunity to earn a percentage of their base salary as a bonus upon the achievement of various objectives.

Other Agreements

All of our current employees and consultants have entered into agreements with us relating to the protection of our confidential information and the assignment of inventions.

None of our employees are employed for a specified term and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

We have entered into employment agreements with five employees of Enable that become effective upon the closing of the merger between Enable and us and will end on December 31, 2006. Pursuant to the terms of these agreements, each employee, subject to his continued employment, will be entitled to receive a guaranteed minimum base salary during the employment term and guaranteed minimum annual bonus payments in 2005 and 2006. In addition, we may terminate these employees only for cause at any time prior to the expiration of the agreement and three of these employees will be entitled to receive stock options to purchase shares of our common stock.

Equity Compensation Plan Information

2001 Stock Option Plan

In March 2001, our board of directors and shareholders approved the 2001 Stock Option Plan, or the 2001 Plan. The 2001 Plan was last amended by the board of directors on February 2, 2005. The 2001 Plan is designed to provide employees, non-employee members of the board of directors or non-employee members of the board of directors of any parent or subsidiary and consultants who provide services to us or any parent or subsidiary with the opportunity to receive grants of incentive stock options and non-statutory stock options. We believe that the 2001 Plan will promote our interests by providing participants with the opportunity to acquire or increase their proprietary interest in our corporation as an incentive for them to remain in the service of the corporation.

Under the 2001 Plan, we are authorized to grant shares and stock options for the purchase of up to a maximum of 1,342,105 shares of our common stock. As of May 31, 2005:

•	1,102,208 shares were issuable upon the exercise of outstanding options granted under the 2001 Plan at a weighted average exercise price of $2.39 per share; and

•	136,649 shares of common stock were issued upon the exercise of options at purchase prices ranging between $0.57 and $3.80.

103,248 shares of common stock were available for future grants under the 2001 Plan as of May 31, 2005. Upon the closing of our initial public offering, we will no longer issue any additional options under the 2001 Plan. Although no future options will be granted under the 2001 Plan, all options previously granted under the 2001 Plan will continue to be outstanding and will be administered under the terms and conditions of the 2001 Plan.

2005 Equity Incentive Plan

Prior to the closing of this offering, our board of directors and our shareholders are anticipated to approve our 2005 Equity Incentive Plan. Our Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and any parent or subsidiary’s employees, and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any parent or subsidiary’s employees, directors and consultants.

We anticipate that 1,750,000 shares of our common stock will be reserved for issuance pursuant to the Equity Incentive Plan. In addition, the shares reserved for issuance under our Equity Incentive Plan will include (a) shares reserved but unissued under the 2001 Stock Option Plan as of the effective date of this offering,

(b) shares returned to the 2001 Stock Option Plan as the result of termination of options or the repurchase of shares issued under such plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning with 2006, equal to the lesser of:

•	3.25% of the outstanding shares of common stock on the first day of our fiscal year;

•	825,000 shares; or

•	an amount our board may determine.

Our board of directors or a committee of our board administers our Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,500,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to      shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals at its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial dollar value equal to the fair market value of our common stock on the grant date.

Our Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our Equity Incentive Plan provides that in the event of a “change of control,” the successor corporation will assume or substitute an equivalent award for each outstanding option, stock appreciation right and stock purchase right. If there is no assumption or substitution of outstanding options, stock appreciation rights and stock purchase rights, the administrator will provide notice to the recipient that he or she has the right to exercise the option, stock appreciation right or stock purchase right as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of time as the administrator may determine from the date of the notice. The award will terminate upon the expiration of such period. In the event an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Our Equity Incentive Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the Equity Incentive Plan, provided such action does not impair the rights of any participant.

401(k) Plan

We have established and maintained a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax-deferred basis through contributions to the 401(k) plan. We may make matching contributions to the 401(k) plan, subject to established limits. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is exempt from federal income taxation under Section 501(a) of the Code. We contributed to our 401(k) plan contributions of approximately $36,000 for 2002, $75,000 for 2003 and $107,700 for 2004.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of May 31, 2005 and as adjusted to reflect the sale of the common stock being offered in this offering by:

•	each person or group of affiliated persons or entities known by us to beneficially own 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each of the selling shareholders; and

•	all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of May 31, 2005 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The following table reflects the conversion of all outstanding shares of our preferred stock outstanding as of May 31, 2005 into an aggregate of 6,012,020 shares of our common stock, which conversion we intend to effect prior to the offering. This table is based on 7,901,530 shares of our common stock (reflecting the conversion of our preferred stock into our common stock) outstanding as of May 31, 2005 and 11,901,530 shares outstanding immediately after this offering.

Unless otherwise indicated, the address of each shareholder is c/o AtriCure, Inc., 6033 Schumacher Park Drive, West Chester, Ohio 45069.

	Shares beneficially owned prior to this offering				Shares beneficially owned after this offering
Name and address of beneficial owner	Common stock	Options and warrants	Percentage of shares	Shares to be sold upon exercise of over-allotment option	Common stock, options and warrants with exercise of over-allotment option	Percentage without exercise of over-allotment option	Percentage with exercise of over-allotment option

Five percent shareholders
Camden Partners(1) One South Street, Suite 2150 Baltimore, MD 21202	920,132	—	11.6%	—	920,132	7.7%	7.6%
Charter Ventures(2) 525 University Avenue, Suite 1400 Palo Alto, CA 94301	786,997	37,359	10.4	85,937	738,420	6.9	6.1
Foundation Medical Partners(3) 105 Rowayton Avenue Rowayton, CT 06853	552,079	—	7.0	57,552	494,527	4.6	4.1
U.S. Venture Partners(4) 2735 Sand Hill Road Menlo Park, CA 94025	2,516,489	94,792	32.7	272,218	2,339,063	21.9	19.4
Directors and named executive officers:
David J. Drachman	—	157,895	2.0	—	157,895	1.3	1.3
Richard M. Johnston(1)	920,132	—	11.6	—	920,132	7.7	7.6
Michael D. Hooven(5)	697,746	85,526	9.8	—	783,272	6.6	6.5
Elsa Chi Abruzzo	—	6,579	*	—	6,579	*	*
James L. Lucky	—	3,618	*	—	3,618	*	*
Salvatore Privitera	—	11,513	*	—	11,513	*	*
Donald C. Harrison, M.D.(6)	1,026,459	11,316	13.1	85,937	951,838	8.7	7.9
Alan L. Kaganov(4)	2,629,702	3,947	33.3	272,218	2,361,432	22.1	19.6
Karen P. Robards	171,273	3,947	2.2	—	175,221	1.5	1.5
Norman R. Weldon, Ph.D(7).	650,537	—	8.2	—	650,537	5.5	5.4
Lee R. Wrubel, M.D.(3)	552,079	—	7.0	57,552	494,527	4.6	4.1

All directors and executive officers as a group (13 persons)	6,647,929	284,342	84.7	415,707	6,516,565	58.2	54.1

Other selling shareholders:
Duke University Special Ventures Fund, Inc.(8)	10,443	—	*	1,089	9,354	*	*
Elizabeth H. Lifschultz	38,992	—	*	4,057	34,865	*	*
Lowell S. Lifschultz	61,087	9,189	*	6,915	63,361	*	*
New England Partners Capital, L.P.(9)	184,027	—	*	19,184	164,843	1.5	1.4
William P. Santamore, Ph.D.	21,898	—	*	1,131	20,767	*	*
Roger Stern	18,403	—	*	1,918	16,485	*	*

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Consists of 868,605 shares held by Camden Partners Strategic Fund II-A, L.P. and 51,527 shares held by Camden Partners Strategic Fund II-B, L.P. Mr. Johnston is a managing member of Camden Partners Holdings, LLC, which provides management and investment advisory services to Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. Richard M. Johnston, David L. Warnock, Richard M. Berkeley and Donald W. Hughes each may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(2)	Includes 733,749 shares held by CLS I-IV, LLC; 13,946 shares and 661 shares underlying warrants held by Charter Advisors Fund IV, L.P. and 39,303 shares and 1,865 shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. A Barr Dolan, Donald C. Harrison, M.D., Fred M. Schwarzer and Nelson Teng each may be deemed to share voting and investment power with respect to the securities held by CLS I-IV, LLC and disclaims beneficial ownership of the securities held by this entity, except as to their pecuniary interest therein. A Barr Dolan may be deemed to share voting and investment power with respect to the securities held by Charter Advisors Fund IV, L.P. and Charter Entrepreneurs Fund IV, L.P. and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.

(3)	Consists of 552,079 shares held by Foundation Medical Partners, LP. Dr. Wrubel is a general partner of Foundation Medical Partners, LP. Lee R. Wrubel, M.D. and Jonathan M.D. Cool each may be deemed to share voting and investment power with respect to the securities held by this entity and disclaims beneficial ownership of the shares held by this entity, except as to his pecuniary interest therein.
(4)	Consists of 2,462,889 shares and 92,773 shares underlying warrants held by U.S. Venture Partners VIII, L.P.; 18,148 shares and 683 shares underlying warrants held by USVP VIII Affiliates Fund, L.P.; 23,073 shares and 869 shares underlying warrants held by USVP Entrepreneur Partners VIII-A, L.P. and 12,379 shares and 466 shares underlying warrants held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as a “partner,” of Presidio Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov does not have any voting or investment power over the securities held by these entities and disclaims ownership of the securities held by these entities, except as to his pecuniary interest therein. The managing members of Presidio Management Group VIII, LLC are Tim Connors, Irwin Federman, Winston Fu, Steve Krausz, David Liddle, Stuart Phillips, Jon Root, Chris Rust and Philip Young and each may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(5)	Includes 334,211 shares held by a trust for the benefit of Mr. Hooven; 334,211 shares held by a trust for the benefit of Susan Spies, Mr. Hooven’s wife; 13,157 shares underlying options held by Mr. Hooven’s wife; 10,904 shares held by Mr. Hooven and 18,421 shares held by a trust for the benefit of Brian A. Hooven, Mr. Hooven’s son. Mr. Hooven may be deemed to share voting and investment power with respect to these shares.
(6)	Includes 733,749 shares held by CLS I-IV, LLC; 13,946 shares and 661 shares underlying warrants held by Charter Advisors Fund IV, L.P. and 39,303 shares and 1,865 shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. A Barr Dolan, Donald C. Harrison, M.D., Fred M. Schwarzer and Nelson Teng each may be deemed to share voting and investment power with respect to the securities held by CLS I-IV, LLC and disclaims beneficial ownership of the securities held by this entity, except as to their pecuniary interest therein. A Barr Dolan may be deemed to share voting and investment power with respect to the securities held by Charter Advisors Fund IV, L.P. and Charter Entrepreneurs Fund IV, L.P. and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(7)	Includes 241,070 shares and 8,363 shares underlying warrants held by The Weldon Foundation; 171,502 shares and 8,363 shares underlying warrants held by Partisan Management Group; 115,595 shares and 17,118 shares underlying warrants held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group. Dr. Weldon may be deemed to share voting and investment power with respect to the securities held by his wife and these entities and disclaims beneficial ownership of these shares, except as to their pecuniary interest therein.
(8)	Thrustan B. Morton III, David R. Shumate and Gregory A. Hodgins, each may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by Duke University Special Ventures Fund, Inc., except as to their pecuniary interest therein.
(9)	John F. Rousseau Jr., Edwin Snape, David A.R. Dullum and Robert J. Hanks each may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by New England Partners Capital L.P., except as to their pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From January 1, 2002 until the date of this prospectus, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation and compensation arrangements (including with respect to equity compensation) described in “Management” and the transactions described below.

We believe that we have executed all of the transactions described below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are on terms no less favorable to us than those that we could obtain from unaffiliated third parties and, in accordance with our audit committee charter and NASDAQ National Market rules, our audit committee shall review and approve all related party transactions that are significant in size.

Issuances of Preferred Stock

In June 2002, we sold and issued an aggregate of 3,829,499 shares of our Series B preferred stock at a purchase price of $5.43 per share. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided the purchasers with registration rights under the amended and restated investors’ rights agreement discussed more fully in “Description of Capital Stock-Registration Rights.” Upon the closing of this offering, all outstanding shares of Series B preferred stock will automatically convert into an aggregate of 3,829,499 shares of common stock.

The following table summarizes the shares of our preferred stock purchased in these transactions during the three preceding fiscal years by our directors, executive officers and 5% shareholders and by the persons and entities associated with them in these private placement transactions.

Investor	Series B convertible preferred stock
Directors and executive officers
Richard M. Johnston(1)	920,132
Donald C. Harrison, M.D.(2)	398,653
Alan L. Kaganov(3)	1,472,212
Karen P. Robards	72,679
Norman R. Weldon, Ph.D.(4)	112,821
Lee R. Wrubel, M.D.(5)	552,079

5% shareholders
Camden Partners(1)	920,132
Charter Ventures(6)	369,286
Foundation Medical Partners(5)	552,079
U.S. Venture Partners(3)	1,472,212

(1)	Consists of 868,605 shares of Series B preferred stock held by Camden Partners Strategic Fund II-A, L.P. and 51,527 shares of Series B preferred stock held by Camden Partners Strategic Fund II-B, L.P. Mr. Johnston is a managing member of Camden Partners Holdings, LLC, which provides management and investment advisory services to these entities.
(2)	Consists of 29,367 shares of Series B Preferred Stock held by Dr. Harrison; 344,300 shares of Series B preferred stock held by CLS I-IV, LLC; 18,442 shares of Series B preferred stock held by Charter Entrepreneurs Fund IV, L.P. and 6,544 shares of Series B preferred stock held by Charter Advisors Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P.
(3)	Consists of 1,440,854 shares of Series B preferred stock held by U.S. Venture Partners VIII, L.P.; 10,617 shares of Series B preferred stock held by USVP VIII Affiliates Fund, L.P.; 13,498 shares of Series B preferred stock held by USVP Entrepreneur Partners VIII-A, L.P. and 7,242 shares of Series B preferred stock held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as “partner,” of Presidio Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P.

(4)	Consists of 27,880 shares of Series B preferred stock held by The Weldon Foundation; 27,880 shares of Series B preferred stock held by Partisan Management Group and 57,061 shares of Series B preferred stock held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group.
(5)	Consists of 552,079 shares of Series B preferred stock held by Foundation Medical Partners, LP. Dr. Wrubel is a general partner of Foundation Medical Partners, LP.
(6)	Consists of 344,300 shares of Series B preferred stock held by CLS I-IV, LLC; 18,442 shares of Series B preferred stock held by Charter Entrepreneurs Fund IV, L.P. and 6,544 shares of Series B preferred stock held by Charter Advisors Fund IV, L.P. Excludes shares of Series B preferred stock held by Dr. Harrison. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P.

Sales of Convertible Notes and Warrants

In April 2002, we borrowed an aggregate amount of approximately $3,500,000 from existing shareholders and new investors. We issued each lending party a convertible promissory note bearing interest at 8% per annum. In June 2002, all principal and accrued interest under these notes were converted into 3,829,499 shares of our Series B preferred stock. In addition, we issued to these parties warrants to purchase 195,160 shares of our common stock at a purchase price of $5.43 per share.

The purchasers of our convertible promissory notes and warrants to purchase our common stock include, among others, the following directors, executive officers and 5% shareholders:

Investor	Total principal and interest converted	Shares of common stock underlying warrants
Directors and executive officers
Donald C. Harrison, M.D.(1)	$220,074	46,169
Alan L. Kaganov(2)	451,842	94,792
Karen P. Robards(3)	24,984	5,241
Norman R. Weldon, Ph.D.(4)	161,334	33,846

5% shareholders
Charter Ventures(5)	178,079	37,359
U.S. Venture Partners(2)	451,842	94,792

(1)	Consists of $159,580 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 8,810 shares underlying warrants, held by Dr. Harrison; $630,914 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 34,832 shares underlying warrants held by CLS I-IV, LLC; $11,991 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 662 shares underlying warrants held by Charter Advisors Fund IV, L.P. and $33,795 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 1,866 shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P.
(2)	Consists of $1,680,428 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 92,773 shares underlying warrants held by U.S. Venture Partners VIII, L.P.; $12,383 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 684 shares underlying warrants held by USVP VIII Affiliated Fund, L.P.; $15,743 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 869 shares underlying warrants held by USVP Entrepreneur Partners VIII-A, L.P. and $8,447 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 466 shares underlying warrants held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as a “partner,” of Presidio Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P.
(3)	Consists of $94,940 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 5,241 shares underlying warrants.
(4)	Consists of $151,500 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 8,364 shares underlying warrants held by Partisan Management Group, Inc.; $151,500 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 8,364 shares underlying warrants held by The Weldon Foundation and $310,070 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 17,118 shares underlying warrants held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group.
(5)	Consists of $630,914 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 34,832 shares underlying warrants held by CLS I-IV, LLC.; $11,991 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 662 shares underlying warrants held by Charter Advisors Fund IV, L.P. and $33,795 in aggregate amount of principal and interest of the 8% notes offered in 2002 and 1,866 shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P.

Enable Medical Corporation

Contemporaneously with the closing of this offering, we anticipate closing our acquisition of Enable. Michael D. Hooven, our Chief Technology Officer and one of our directors, is a co-founder and the Chairman of the Board of Enable and owns, directly and indirectly, approximately 47% of its outstanding common stock. Karen P. Robards, one of our directors, owns, directly and indirectly, approximately 3% of Enable’s outstanding common stock. Norman R. Weldon, Ph.D, one of our directors, owns, directly or indirectly, approximately 13% of Enable’s outstanding common stock. These three members of our board of directors will receive a majority of the amounts we pay to acquire Enable. See “Business—Acquisition of Enable Medical Corporation” and “Risk Factors—Risks Relating to this Offering—We expect to use more than 10% of the net proceeds from this offering to acquire Enable, a related party, which acquisition could involve terms that are less favorable than an acquisition of an unrelated party.”

In May 2001, we entered into a technology transfer agreement with Enable whereby Enable sold us its rights in certain patents and other intellectual property relating to the treatment of heart disease, including the treatment of cardiac arrhythmias. Enable also granted us an exclusive, royalty-free license to use certain of its other technologies in the field of heart disease, including cardiac arrhythmias, and agreed to provide us design support and program management services. In exchange for the rights that we received under this agreement, we issued 1,752,861 shares of our common stock and paid an additional $150,000. The services portion of this agreement may be terminated by us without cause upon 60 days’ prior written notice to Enable.

Since our spin-off from Enable in 2000, we have entered into a series of development, manufacturing and supply agreements with Enable, which were replaced in March 2003 by a two-year master development, manufacturing and supply agreement. Under this agreement, Enable agreed to provide certain development services with respect to our handpieces, granted us a royalty-free license to use Enable’s technology in the field of cardiac arrhythmia treatment and to manufacture our handpieces. Pursuant to the terms of the master development, manufacturing and supply agreement with Enable, we were required to pay Enable a monthly fee of at least $96,000 for certain product development services during the period from February 1, 2003 to January 31, 2004. After January 31, 2004, there is no specified monthly fee requirement. Pursuant to our merger agreement with Enable, the term of this agreement was extended until December 31, 2005. Under the terms of this agreement, we and Enable have certain indemnification obligations, including with respect to claims relating to product liability and intellectual property infringement or misappropriation. For the year ended December 31, 2004, we paid approximately $6,170,000 for product development and purchases of inventory from Enable pursuant to this agreement.

Right of First Refusal and Co-Sale Agreement

In June 2002, we entered into a right of first refusal and co-sale agreement with the holders of our Series A preferred stock, the holders of our Series B preferred stock, certain of our founders and certain of our other holders of common stock, whereby the founders agreed, subject to certain exemptions, to grant us and the holders of our Series A preferred stock and Series B preferred stock certain rights of first refusal to purchase the founders’ shares. Additionally, the founders agreed, subject to certain exemptions, to grant the holders of our Series A preferred stock and Series B preferred stock certain co-sale rights to sell their shares. All parties agreed to certain take-along rights requiring sale of all shares in the event the transaction has been approved by the requisite shareholders. This right of first refusal and co-sale agreement will terminate upon the closing of this offering.

Voting Agreement

Under the terms of our amended and restated voting agreement, which terminates upon the closing of this offering, the holders of our common stock are entitled to elect three board members, one of whom shall be the Chief Executive Officer; the holders of our Series A preferred stock are entitled to elect two board members, one of which is to be designated by Charter Ventures IV, L.P. and one by Partisan Management Group, Inc.; the

holders of our Series B preferred stock are entitled to elect two board members, one of which is to be designated by U.S. Venture Partners VIII, L.P. and one by Camden Partners, Inc.; and one board member is to be elected by the holders of all classes of capital stock voting as a single class.

Investors’ Rights Agreement

We and the holders of all outstanding shares of our preferred stock or warrants entered into an amended and restated investors’ rights agreement, dated as of June 6, 2002. This agreement provides these holders with rights to receive financial information, inspection rights and preemptive rights, all of which rights will terminate upon the closing of this offering. This agreement also provides these holders with certain customary registration rights, which survive the closing of this offering. See “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Prior to the closing of this offering, we will enter into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the second amended and restated bylaws which will become effective at the closing of this offering and filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Our amended and restated certificate of incorporation, to become effective at the closing of this offering, authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors.

Immediately after the closing of this offering, we will have approximately 11,901,530 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants to acquire additional shares of common stock and, after giving effect to the conversion of all of our outstanding shares of preferred stock into shares of our common stock, we will have no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders and holders of our common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends, if any, that may be declared from time to time by the board of directors out of legally available funds for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without shareholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Warrants

As of May 31, 2005, there were warrants outstanding to purchase 195,160 shares of common stock at an exercise price of $5.43 per share, assuming the shares of the Series B preferred stock underlying the warrants have been converted into common stock, and an additional warrant outstanding to purchase 55,208 shares of our common stock at an exercise price of $11.29 per share. All of the outstanding warrants will expire one year after closing of this offering.

Stock Options

We intend to file a registration statement under the Securities Act covering approximately 2,955,559 shares of common stock reserved for issuance pursuant to our stock plans. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be held by our affiliates under the Rule 144 described above, be available for sale in the open market unless the holder is subject to the 180-day lock-up period.

As of May 31, 2005, options to purchase 1,102,208 shares of common stock were issued and outstanding at a weighted average exercise price of $2.39 per share. Upon the expiration of the lock-up period described above, at least 680,916 shares of common stock will be subject to vested options.

Registration Rights

We and the holders of all outstanding shares of our preferred stock or warrants entered into an amended and restated investors’ rights agreement, dated as of June 6, 2002. This agreement provides these holders with customary demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants. These holders have agreed to waive their registration rights under this agreement in connection with this offering.

Demand Registration

According to the terms of the amended and restated investors’ rights agreement, after the earlier of June 6, 2006 and the date that is 180 days after the first public offering, holders of an aggregate of at least 20% of the shares having registration rights (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon the exercise of stock purchase warrants) have the right to require us to register their shares with the SEC for resale to the public, subject to limited exceptions. In addition, holders who hold together an aggregate of less than 20% of the shares having registration rights may require a registration of their shares that is reasonably expected to have an aggregate offering price which equals or exceeds $10,000,000, net of underwriting discounts and commissions. We are not required to effect more than two of these demand registrations. We have currently not effected, or received a request for, any demand registrations.

Piggyback Registration

If we file a registration statement for a public offering of any of our securities, for our account or the account of any security holder, the holders of preferred stock (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon exercise of stock purchase warrants) will have the right to include their shares in the registration statement, subject to limited exceptions.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, the holders of shares having registration rights (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon exercise of stock purchase warrants) may require us to file a Form S-3 registration statement, provided that the aggregate offering price (net of underwriting discounts and commissions) of such registration must be at least $0.5 million. We are obligated to file only two Form S-3 registration statements in any twelve-month period.

These demand, piggyback and Form S-3 registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations. However, we generally will not pay for any expenses of any demand or S-3 registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about us not available at the time of the registration request or the right to demand one registration is forfeited by all holders of the right. The amended and restated investors’ rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Because our shareholders do not have cumulative voting rights, our shareholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective at the closing of this offering will provide that all shareholder action must be effected at a duly called meeting of shareholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of shareholders. Our amended and restated certificate of incorporation which will become effective at the closing of this offering will require a 66 2/3% shareholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the absence of cumulative voting, limitations of liability of our directors, the requirement that shareholder actions be effected at a duly-called meeting and the designated parties entitled to call a special meeting of the shareholders.

The combination of the lack of cumulative voting and the 66 2/3% shareholder voting requirement will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested shareholder” for a period of three years following the date that the shareholder became an interested shareholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors or officers or by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested shareholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

The NASDAQ National Market

Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “ATRC.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner of our common stock that, for United States federal income tax purposes, is not a “United States person,” as we define that term below. A beneficial owner of our common stock who is not a United States person is referred to below as a “non-United States holder.” This summary is based upon current provisions of the United States Internal Revenue Code, United States Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the United States Internal Revenue Service all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the United States Internal Revenue Service with respect to the statements made in the following summary, and there can be no assurance that the United States Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the United States Internal Revenue Service would not be sustained.

This summary is limited to non-United States holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	United States expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this discussion, a United States person means any one of the following:

•	an individual citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, or partnership, including any entity treated as a partnership for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if the administration of the trust is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election under United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If the dividend is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder, the dividend will not be subject to any withholding tax, provided certain certification requirements are met, as described below, but will be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide a properly executed United States Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the United States Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-United States holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-United States holder generally will not be subject to United States federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-United States holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons and, if the non-United States holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-United States holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-United States holder held our common stock.

We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for United States federal income tax purposes.

United States Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-United States holder will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting and Backup Withholding

Under United States Treasury regulations, we must report annually to the United States Internal Revenue Service and to each non-United States holder the amount of dividends, if any, paid to such non-United States holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-United States holder resides.

United States federal backup withholding, currently at a 28% rate of tax, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the required certification that it is not a United States person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker generally is subject to information reporting and backup withholding unless the non-United States holder certifies that it is not a United States person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a United States person) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-United States holder’s United States federal income tax liability if certain required information is furnished to the United States Internal Revenue Service. Non-United States holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current United States Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, we had 85 holders of our common stock and there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of May 31, 2005, we will have approximately 11,901,530 shares of our common stock outstanding after the completion of this offering (approximately 12,051,530 shares if the underwriters exercise their over-allotment option in full). Of those shares, the 4,000,000 shares of common stock sold in this offering (4,600,000 shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining 7,901,530 shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

We, the holders of approximately 7.8 million shares of outstanding common stock as of the closing of this offering, and the holders of approximately 1.3 million shares of common stock underlying options and warrants outstanding as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which we and they have generally agreed, subject to certain exceptions, not to offer, sell, contract to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Piper Jaffray & Co. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 180-day period. At any time and without public notice, UBS Securities LLC and Piper Jaffray & Co. may in their sole discretion release all or some of the securities from these lock-up agreements.

After the offering, the holders of 6,262,388 shares of our common stock, including 250,368 shares of our common stock issuable upon the exercise of outstanding warrants, will be entitled to certain registration rights. For more information on these registration rights, see “Description of Capital Stock—Registration Rights.”

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 119,015 shares immediately after this offering (approximately 120,515 shares if the underwriters exercise their over-allotment option in full); and

•	the average weekly trading volume of our common stock on the NASDAQ National Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the

Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities pursuant to Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

The 7,901,530 shares of our common stock that were outstanding on May 31, 2005, assuming conversion of our preferred stock in connection with this initial public offering, and assuming no shares are released from the lock-up agreements described above prior to 180 days after the date of this prospectus, will become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

•	approximately 62,000 shares of common stock that are not subject to the 180-day lock-up period described above will be immediately eligible for sale in the public market without restriction upon the effective date of the registration statement of which this prospectus is a part;

•	approximately 4,000 shares of common stock that are not subject to the 180-day lock-up period described above will be eligible for sale in the public market, under Rule 144 or Rule 701, 90 days after the effective date; and

•	the remaining shares of common stock that are subject to the 180-day lock-up period described above will be eligible for sale in the public market under Rule 144 or Rule 701, immediately upon expiration of the 180-day lock-up period described above.

Additionally, of the 1,344,022 shares issuable upon exercise of options or warrants to purchase our common stock outstanding as of May 31, 2005, approximately 744,000 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Equity Compensation

We anticipate having reserved aggregate of 2,955,457 shares of our common stock for issuance under our stock plans as of the closing of this offering. As of May 31, 2005, we had outstanding options under our 2001 Plan to purchase 1,102,208 shares of our common stock and no outstanding options under our 2005 Plan. We intend to register the shares reserved for issuance pursuant to our 2001 Plan and our 2005 Plan on a registration statement under the Securities Act of 1933 on Form S-8 following this offering. Subject to the lock-up agreements and the restrictions imposed under our plans, shares of common stock issued pursuant to our plans after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Piper Jaffray & Co., Thomas Weisel Partners LLC and A.G. Edwards & Sons, Inc. are the representatives of the underwriters. UBS Securities LLC and Piper Jaffray & Co. are the joint book-running managers of this offering. We and the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Piper Jaffray & Co.
Thomas Weisel Partners LLC
A.G. Edwards & Sons, Inc.

Total	4,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The representatives have advised us that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Over-Allotment Option

We and certain of our shareholders have granted the underwriters an option to buy up to 600,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. If the underwriters exercise their option for less than all 600,000 shares, the first 450,000 shares shall be purchased from the selling shareholders.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares.

	No exercise	Full exercise
Per share	$	$
Total to be paid by us	$	$
Total to be paid by selling shareholders	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $2.75 million.

No Sales of Similar Securities

We, our officers and directors and our existing shareholders, have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Piper Jaffray & Co., offer, sell, contract to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 180-day period. At any time and without public notice, UBS Securities LLC and Piper Jaffray & Co. may in their sole discretion release all or some of the securities from these lock-up agreements.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ National Market Quotation

Our common stock has been approved for quotation on the NASDAQ National Market under the trading symbol “ATRC.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects, and the history of and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us and certain of the selling shareholders for which they were and will be entitled to receive separate fees.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Epstein Becker & Green, P.C., New York, New York. As of the date of this prospectus, a member of Epstein Becker & Green, P.C. and his spouse hold an aggregate of 100,008 shares of our common stock and an option and warrant to purchase an aggregate of 9,188 shares of our common stock and are selling shareholders. Another member of Epstein Becker & Green, P.C. is our corporate secretary. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements of AtriCure, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and Enable Medical Corporation as of and for the years ended December 31, 2004 and 2003 included in this prospectus and the related financial statement schedule of AtriCure, Inc. included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement.

You may read and copy the registration statement, of which this prospectus is a part, at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement, of which this prospectus is a part, at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

AtriCure, Inc.

Cincinnati, Ohio

We have audited the accompanying balance sheets of AtriCure, Inc. (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche

Cincinnati, Ohio

April 12, 2005

(except for Note 1, ninth paragraph

as to which the date is July 27, 2005)

ATRICURE, INC.

BALANCE SHEETS

DECEMBER 31, 2004 and 2003

	2004	2003
Assets

Current assets:
Cash and cash equivalents	$5,175,177	$10,399,338
Accounts receivable, less allowance for doubtful accounts of $56,779 in 2004 and $27,877 in 2003	3,520,621	1,627,826
Inventory	1,087,408	638,995
Prepaid expenses	112,740	210,222

Total current assets	9,895,946	12,876,381

Property and equipment:
Machinery and equipment	3,463,964	2,234,251
Computers and other office equipment	400,517	294,885
Furniture and fixtures	153,471	70,180
Leasehold improvements	39,353	8,038

Total	4,057,305	2,607,354

Less accumulated depreciation	(1,647,254)	(731,660)

Property and equipment, net	2,410,051	1,875,694

Deferred offering costs	390,970

Other assets	33,653	7,170

Total assets	$12,730,620	$14,759,245

Liabilities and shareholders’ deficit

Current liabilities:
Accounts payable(a)	$733,444	$278,714
Commissions payable	791,639	226,595
Accrued bonus	236,268
Accrued legal	462,180	12,500
Accrued vacation and sick pay	175,698	91,005
Accrued payroll taxes	23,413	12,431
Other accrued liabilities	883,131	269,841

Total current liabilities	3,305,773	891,086

Redeemable preferred stock:
Preferred stock, $0.001 par value; designated Series A, 2,182,521 shares authorized, issued and outstanding as of December 31, 2004 and 2003	7,979,396	7,172,080
Preferred stock $0.001 par value; designated Series B, 4,059,720 shares authorized; 3,829,499 issued and outstanding as of December 31, 2004 and 2003	28,776,745	25,632,921

Total redeemable preferred stock	36,756,141	32,805,001

Shareholders’ deficit:
Common stock, $0.001 par value, 10,526,315 shares authorized as of December 31, 2004 and 2003; 1,880,169 and 1,805,789 shares issued and outstanding as of December 31, 2004 and 2003, respectively	1,880	1,806
Additional paid-in capital	3,281,447	1,196,522
Unearned compensation	(981,612)
Accumulated deficit	(29,633,009)	(20,135,170)

Total shareholders’ deficit	(27,331,294)	(18,936,842)

Total liabilities and shareholders’ deficit	$12,730,620	$14,759,245

(a) Includes the following liabilities resulting from transactions with related parties:
Accounts payable	$376,000	$221,000

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	2004	2003	2002
Revenues:
Sales of products	$18,946,037	$9,792,350	$1,766,180
Commissions	210,995

Total revenues	19,157,032	9,792,350	1,766,180

Cost of revenues(a)	5,201,562	2,612,303	681,527

Gross profit	13,955,470	7,180,047	1,084,653

Expenses:
Research and development expenses(a)	4,422,014	2,500,969	2,720,868
Selling, general and administrative expenses	15,186,081	8,036,358	4,026,214

Total expenses	19,608,095	10,537,327	6,747,082

Loss from operations	(5,652,625)	(3,357,280)	(5,662,429)

Preferred stock interest expense	3,905,169	3,905,169	2,562,529

Other interest income (expense), net	105,926	154,377	(806,486)

Net loss available to common shareholders	$(9,451,868)	$(7,108,072)	$(9,031,444)

Basic and diluted loss per share	$(5.17)	$(3.97)	$(5.08)

Weighted average shares outstanding:
Basic and diluted	1,828,452	1,791,577	1,777,277

(a)	Includes the following expenses resulting from transactions with related parties:

Cost of revenues	$4,941,341	$2,568,407	$1,082,000
Research and development expenses	$1,228,659	$981,593	$1,069,000

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Total Deficit
	Shares	Amount
Balance—December 31, 2001	1,771,283	$1,771	$100,308		$(3,942,883)	$(3,840,804)
Proceeds from exercise of stock options to purchase common stock	13,783	14	7,842			7,856
Accretion of issuance costs—preferred stock					(23,479)	(23,479)
Issuance of 195,160 warrants with short-term debt			459,800			459,800
Beneficial conversion feature of short-term debt			460,000			460,000
Issuance of stock options for services provided			118,000			118,000
Net loss available to common shareholders					(9,031,444)	(9,031,444)

Balance—December 31, 2002	1,785,066	1,785	1,145,950		(12,997,806)	(11,850,071)
Exercise of stock options to purchase common stock	20,776	21	17,572			17,593
Accretion of issuance costs—preferred stock					(29,292)	(29,292)
Issuance of stock options for services provided			33,000			33,000
Net loss available to common shareholders					(7,108,072)	(7,108,072)

Balance—December 31, 2003	1,805,842	1,806	1,196,522		(20,135,170)	(18,936,842)
Exercise of stock options to purchase common stock	74,327	74	89,109			89,183
Intrinsic value of stock options granted			1,308,816	$(1,308,816)
Issuance of stock options for services provided			687,000			687,000
Amortization of intrinsic value of stock options granted				327,204		327,204
Accretion of issuance costs—preferred stock					(45,971)	(45,971)
Net loss available to common shareholders					(9,451,868)	(9,451,868)

Balance—December 31, 2004	1,880,169	$1,880	$3,281,447	$(981,612)	$(29,633,009)	$(27,331,294)

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net loss	$(9,451,868)	$(7,108,072)	$(9,031,444)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	962,355	538,048	174,193
Loss on disposal of equipment	16,561	15,203
Stock compensation	1,014,204	33,000	118,000
Interest expense from accretion of debt warrants and beneficial conversion feature of short-term debt			919,800
Preferred stock interest	3,905,169	3,905,169	2,562,529
Changes in assets and liabilities:
Accounts receivable	(1,892,795)	(1,150,845)	(461,581)
Inventory	(448,413)	(183,955)	(455,040)
Prepaid expenses	97,482	(164,496)	(22,768)
Other assets	(417,453)	1,929	(4,925)
Accounts payable	454,730	(110,660)	345,564
Commissions payable	565,044	155,384
Payroll taxes	10,982	(2,459)	(20,537)
Accrued liabilities	1,383,931	273,143	(64,079)

Net cash used in operating activities	(3,800,071)	(3,798,611)	(5,940,288)

Cash flows from investing activities:
Purchases of property and equipment	(1,513,273)	(1,253,634)	(1,221,074)

Cash flows from financing activities:
Proceeds from stock option exercise	89,183	17,593	7,856
Proceeds from issuance of Series B Preferred Stock			17,274,500
Proceeds from issuance of convertible notes payable			3,535,000
Issuance cost for Series B Preferred Stock			(96,704)
Principal payments on capital lease obligations			(15,213)

Net cash provided by financing activities	89,183	17,593	20,705,439

Net (decrease) increase in cash and cash equivalents	(5,224,161)	(5,034,652)	13,544,077

Cash and cash equivalents—beginning of year	10,399,338	15,433,990	1,889,913

Cash and cash equivalents—end of year	$5,175,177	$10,399,338	$15,433,990

Supplemental schedule of non cash investing and financing:
Conversion of note and accrued interest to preferred stock			$3,535,000

Fair value of warrants			$459,800

Beneficial conversion feature of short-term debt			$460,000

Supplemental cash flow information:
Cash paid for interest			$1,485

See notes to financial statements.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—AtriCure, Inc. (the “Company”) was incorporated in the State of Delaware on October 31, 2000, as a spin-off of Enable Medical Corporation, to focus on the surgical treatment of atrial fibrillation. Atrial fibrillation (“AF”) is a rapid, irregular quivering of the upper chambers of the heart. The Company sells its medical devices to hospitals and medical clinics both in the United States of America and internationally. International sales were approximately $1,409,000 and $311,000 in 2004 and 2003, respectively. There were no international sales in 2002.

The spin-off transaction which established AtriCure as an independent entity was essentially composed of the transfer of personal computers from Enable to AtriCure and certain developing technology was transferred from Enable to AtriCure. In accordance with paragraph 23 of APB 29, the computers were recorded at Enable’s carrying value. The developing technology maintained no cost basis as it was developed by Enable’s research and development efforts, which were expensed at that time. No liabilities were transferred to AtriCure. At the time of the spin-off, no shareholder or group of shareholders maintained 50% or more of the voting shares of either Enable or AtriCure.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statement of cash flows.

Revenue Recognition—Revenues are generated primarily from the sale of the Company’s Bipolar Ablation System. Revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. The Company’s standard sales terms define the transfer of title and risk of loss to occur upon shipment to the respective customer. The Company maintains no post-shipping obligations to the recipients of the products. No installation, calibration or testing of this equipment is performed by the Company subsequent to shipment to the customer in order to render it operational. Product revenue includes shipping revenue of approximately $87,000, $43,000 and $8,000 in 2004, 2003 and 2002, respectively. Cost of freight is included in cost of goods sold. Commission income is recognized as the related sales are made. The Company sells its products through a direct and indirect sales force. Sales terms are consistent for both end-users and distributors, with terms generally not exceeding 120 days. Customers and distributors have generally no right of return.

The Company complies with SEC Staff Accounting Bulletin No. 101, Recognition in Financial Statements, or SAB 101, as amended by SAB 104. SAB 101 sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and ability to return products. The Company recognizes revenue when all of the following criteria are met; (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

Inventory—Inventories consist of finished goods and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to five years. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determined that there was no impairment of property and equipment in 2004, 2003 and 2002, respectively.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

Included in Property and Equipment are generators and cryo-units that are loaned at no cost to medical providers to use the Company’s product. These generators and cryo-units are depreciated over three years. The three year life reflects the fact that the generators and cryo-units are run by internal computers and are programmed with software to regulate the power to the handpieces. As they are most similar to a computer, and the tolerance for imprecision is extremely low due to the nature of the work they perform, the Company anticipates that the estimated useful life cycle of these generators will be approximately three years. Such depreciation is included in cost of sales. The total of such depreciation was approximately $543,000, $225,000 and $18,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Earnings (Loss) Per Share—Net loss per common share is based on the weighted average number of common shares outstanding during each of the respective years. Outstanding options of 1,064,294, 923,359 and 819,747 in 2004, 2003 and 2002, respectively, have not been included in the computation of basic and dilutive loss per share because they are anti-dilutive, or they would have reduced the net loss per common share. All share and per share amounts reflect the 1-for-3.8 reverse stock split that was effected on July 27, 2005.

Research and Development— Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company has adopted the pro forma disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, compensation expense has been recognized in the financial statements for stock-based awards to employees based on the intrinsic value, if any, of the options issued. In December 2004, the Financial Accounting Standards board (“FASB”) issued a revision of SFAS No. 123, Share-Based Payment (No. 123R), which is effective for periods beginning after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

SFAS No. 123, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	2004	2003	2002
Net loss available to common shareholders	$(9,451,868)	$(7,108,072)	$(9,031,444)

Add: Stock-based employee compensation expense included in net loss, net of related tax effect	327,204	—	—

Deduct: Stock-based employee compensation expense if the fair market method had been applied, net of related tax effects	(357,000)	(18,000)	(16,000)

Pro forma net loss if the fair market method had been applied	$(9,481,664)	$(7,126,072)	$(9,047,444)

Net loss per common share:
Basic—as reported	$(5.17)	$(3.97)	$(5.08)
Basic—pro forma	$(5.17)	$(3.98)	$(5.09)

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using the Black-Scholes option pricing model considering the following weighted average assumptions:

	2004	2003	2002
Risk free interest rates	1.00% to 3.25%	0.59% to 1.98%	1.67% to 1.975%
Expected lives (years)	1 - 4	1 - 4	1 - 4
Volatility	0.00%	0.00%	0.00%

Based on the assumptions noted above, the weighted average fair value of the options granted during the year was as follows:

	2004	2003	2002
Weighted average fair value of options granted during the year	$9.14	$0.11	$0.08

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Fair Value Disclosures—The fair value of the Company’s assets and liabilities approximates the carrying values.

Deferred Offering Costs—The Company has deferred expenses, primarily legal fees, incurred in connection with its filing of a registration statement to sell common shares. These costs will reduce the proceeds of the common stock offering if the offering is successful or will be written-off if the offering is not completed.

Reclassifications—Certain 2003 and 2002 balances have been reclassified to be consistent with the classification used in 2004.

2.	STOCK OPTION PLAN

As of December 31, 2004, 2003 and 2002, 1,342,105, 1,184,211 and 1,184,211 shares, respectively, of the Company’s common stock have been reserved for issuance under the 2001 Stock Option Plan (the “Plan”).

Under the Plan, the Board of Directors may grant incentive stock options or nonstatutory stock options to purchase shares of the Company’s common stock to employees, directors and officers of the Company, or to individuals rendering consulting, advisory or other independent contracting services. The Board of Directors may grant options to purchase the Company’s common stock at prices no less than the fair market value at the date of grant for incentive and nonstatutory stock options. In addition, incentive or nonstatutory options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price not lower than 110% of the fair market value at the date of the grant, as determined by the Board of Directors. Options granted under the Plan generally expire 10 years from the date of grant (5 years for persons owning more than 10% of the voting power of all classes of stock) and vest at a rate of 25% on the first anniversary date and ratably each year thereafter. Certain options are exercisable upon grant and the underlying unvested shares are subject to the Company’s repurchase right as stated in the Plan agreement.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

Activity under the Plan is as follows:

	2004 Stock Options Outstanding		2003 Stock Options Outstanding		2002 Stock Options Outstanding
	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
Outstanding—beginning of year	923,359	$1.21	819,747	$1.14	331,592	$0.61
Granted	253,474	2.38	217,500	1.52	553,945	1.44
Forfeited	(38,211)	1.82	(93,112)	1.48	(52,007)	1.14
Exercised	(74,328)	1.22	(20,776)	0.84	(13,783)	0.57

Outstanding—end of year	1,064,294	$1.44	923,359	$1.22	819,747	$1.14

Exercisable—end of year	444,827		304,234		153,368

At December 31, 2004, 2003 and 2002, there were 150,503, 207,872 and 332,164 shares, respectively, available for future grants under the Plan.

Additional information regarding stock options outstanding as of December 31, 2004 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Exercisable at December 31, 2004
$0.570	164,276	6.26	133,224
0.627	65,789	1.25	49,342
1.900	5,000	6.92	4,671
3.800	5,526	7.08	2,763
1.330	410,921	7.82	206,776
1.520	274,835	7.02	48,051
2.090	23,947	9.42
2.660	29,000	9.59
3.230	85,000	9.79

	1,064,294		444,827

For 2004, additional information regarding the options issued during the year to both employees and non- employees is as follows:

2004	Options Issued	Exercise Price	Fair Value
January 1 to March 31	69,474	$1.52	$6.50
April 1 to June 30	8,947	1.52	8.13
April 1 to June 30	23,947	2.09	8.13
July 1 to September 30	29,658	2.66	9.12
October 1 to December 31	36,447	1.52	10.94
October 1 to December 31	85,000	3.23	10.94

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

The exercise price per share of each option is equal to the fair market value of the underlying share on the date of grant. The board determined the fair market value based on a valuation performed contemporaneously by a board member with a substantial amount of experience as both a venture capitalist and a board member of several publicly held medical device companies. The valuation used a multiple of revenues reduced by a factor due to the illiquidity of the options in a private company with no assurances of public market. The illiquidity factor began at 30% and was reduced over time to as small as 15% as, in the board’s judgment, the probability of an initial public offering increased, which increased the probability of greater liquidity and certainty of value. An illiquidity discount was appropriate at the end of 2004 because there was no assurance that the Company would successfully complete an initial public offering, a significant percentage of the option holders would be subject to transfer restrictions with respect to the underlying shares in the event of a public offering, financial information was not readily available to prospective buyers if the Company remained as a private company, there was no assurance of any dividends by a company with a net loss and a significant percentage of the shares of the Company would be held by directors and officers after an initial public offering due to the conversion of the preferred stock which would limit the float of shares. For purposes of determining the fair value disclosures under SFAS No. 123, the Company used the Black-Scholes option pricing model as discussed in Note 1.

At the end of 2004, the Company believed that an initial public offering of its stock was feasible. Accordingly, the Company reviewed its fair value calculation of stock options granted during 2004 using the latest four quarters of revenue which had increased significantly and the most recent revenue multiples to estimate market value which had also increased from earlier in 2004. As noted above, the Company also reduced the illiquidity discount. Based on these updated factors, the Company determined the fair value of the options granted during 2004 as shown above. As a result of the increase in fair market value of these options, the Company recorded a charge of $327,204 which represents the compensation cost pertaining to 2004 based on the options vesting requirements as a result of issuing options with exercise prices below fair value.

Stock Compensation—The Company has issued nonstatutory common stock options to consultants to purchase shares of common stock. Such options vest over a service period ranging from immediately to four years. The fair value, which is subject to adjustment at each vesting date based upon the fair value of the Company’s common stock, was determined using the Black-Scholes valuation model with the following weighted average assumptions: contractual life of ten years; volatility 0%; risk-free interest rate ranging from 2.25% to 4.72%; and no dividends during the expected term. The values attributable to these options have been amortized over the service period on a graded vesting method and the vested portion of these options was re-measured at each vesting date.

Stock compensation expense with respect to non-employee awards totaled approximately $687,000, $33,000 and $118,000 in 2004, 2003 and 2002, respectively.

3.    CONVERTIBLE DEBT

The Company issued a $3,500,000 8% convertible note on April 22, 2002 (maturity date October 22, 2002).

In connection with the convertible note, the Company issued 195,160 warrants to purchase an equal number of shares of common stock. These warrants were valued at $2.36 per warrant. The fair value of $459,800 was credited to additional paid-in capital and charged to debt discount. The discount was amortized to interest expense over the term of the note and was fully amortized when the promissory note was converted upon the issuance of the Series B Preferred Stock in June 2002. All 195,160 warrants remained outstanding at December 31, 2004 at an exercise price of $5.43 per share.

In valuing the stock warrants, the Company utilized certain closed-form models such as the Black-Scholes-Merton model and the Bjerksund and Stensland approximation model. The valuation utilized certain pertinent

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

inputs, including the fair market value of the underlying stock, exercise price of the warrants, contractual term, expected dividends, risk-free rate and expected volatility. Using the inputs described above in the closed-form models of Black Scholes, on a probability-weighted basis, it was determined that the fair value of the respective warrants was $2.36.

In addition, the convertible note contained a beneficial conversion feature as described in EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The intrinsic value assigned to the beneficial conversion feature was $460,000. The intrinsic value was calculated as of the issuance date of the convertible note based on the difference between the effective conversion price in the convertible note ($4.71 per share) and the fair value of the Series B Preferred Stock ($5.43 per share) into which the note was ultimately converted. This value was credited to additional paid-in capital and charged to debt discount. The debt discount was amortized to interest expense over the term of the note with the remaining unamortized balance recognized as interest expense in June 2002 when the note was converted into Series B Preferred Stock.

4.	REDEEMABLE PREFERRED STOCK

In 2001, the Company issued 2,182,521 shares of Series A Preferred Stock at $2.39 per share. In exchange for the Series A Preferred Stock, the Company received $4,025,000 in cash and converted a $1,150,000 promissory note that was issued in January 2001 and the related accrued interest of $49,958. The proceeds were reduced by $131,426 in direct expenses associated with this offering. Amortization on the direct issuance expenses was $23,572, $16,428 and $9,583 during 2004, 2003 and 2002, respectively.

In 2002, the Company issued 3,829,499 shares of Series B Preferred Stock at $5.43 per share. In exchange for the Series B Preferred Stock, the Company received $17,274,500 in cash and converted the $3,500,000 note discussed in Note 3 and the related accrued interest of $35,000. The proceeds were reduced by $96,704 in direct expenses associated with this offering. Amortization of the direct issuance expenses was $22,399, $12,864 and $7,051 in 2004, 2003 and 2002, respectively.

The Series A and B Preferred Stock have a liquidation preference that provides for the distribution of $2.39 per share (Series A) and $5.43 per share (Series B) plus all dividends accrued or declared thereon but unpaid on each share outstanding at the time of liquidation.

The Series A Preferred Stock has dividend preferences at a rate of $0.1915 per share, per annum on declared dividends. The Series B Preferred Stock has a dividend preference at a rate of $0.4347 per share, per annum on declared dividends. Dividends on Preferred Stock must be paid before any other dividends can be declared or paid on any other class of common stock. Dividends are non-cumulative. No dividends were declared by the Company’s Board of Directors during 2004, 2003 or 2002.

Each share of Series A and B Preferred Stock is convertible by the holders into common stock of the Company at any time after the date of issuance. The number of shares of common stock that would be received upon conversion is determined by dividing $2.39 by the Series A conversion price and $5.43 by the Series B conversion price (original issue price subject to adjustments as specified in the Company’s Certificate of Incorporation) in effect at the time of conversion. In addition, upon conversion, the holder of each share of Series A or B Preferred Stock will receive cash in an amount equal to all dividends declared but unpaid and any and all other amounts owing with respect to the Series A or B Preferred Stock. As of December 31, 2004 and 2003, no Series A or B Preferred Stock was converted.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

The holders of at least two-thirds of the then issued and outstanding shares of Series A or a majority of the then issued and outstanding shares of Series B Preferred Stock may cause the Company, beginning on June 6, 2007, and on each of the first and second anniversaries thereof, to redeem from the holders of the Series A or B Preferred Stock at a price equal to the original Series A or B Preferred Stock purchase price plus all declared or accrued but unpaid dividends and an amount equal to 15% per annum (by simple interest calculation) of the original Series A or B per share purchase price from the date of May 25, 2001 (Series A) and June 6, 2002 (Series B), through and until the redemption date. The 15% rate is payable only if the Series A or B Preferred Stock is redeemed. If the Series A or B Preferred Stock is converted prior to redemption, no amount is due for the 15% rate. Pursuant to their terms, the Series A and B Preferred Stock will be converted into shares of our common stock on a one-for-one basis upon completion of a public offering in which the Company receives gross proceeds of at least $35,000,000. If the preferred stock is converted to common stock upon completion of a public offering, the carrying amount of the preferred stock upon any such conversion event would be reclassified to common stock. There would be no gain or loss recognized, and the amounts accrued in prior periods for the 15% return would not be reversed.

Increases in the cumulative Series A preferred stock, as shown in the accompanying balance sheets, for the 15% rate is approximately $2,819,800 and $2,036,000 at December 31, 2004 and 2003, respectively. Increases in the Series B preferred stock, as shown in the accompanying balance sheets, for the 15% rate is approximately $8,021,000 and $4,900,000 at December 31, 2004 and 2003, respectively. The Series A and Series B Preferred Stock are redeemable as follows:

Redemption Date	Portion of Shares of Series A and B Redeemable Preferred Stock
June 6, 2007	33 1/3%
June 6, 2008	66 2/3%
June 6, 2009	100%

5.	INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax assets result from an operating loss carryforward and research and development credits. The detail of deferred tax assets and liabilities is as follows:

	2004	2003	2002
Net operating loss carryforward	$5,544,000	$4,093,000	$3,001,000
Research and development credit carryforward	585,000	382,000	256,000
Stock compensation	111,000
Other-net	28,000	(162,000)	224,000

Sub total	6,268,000	4,313,000	3,481,000
Less valuation allowance	(6,268,000)	(4,313,000)	(3,481,000)

Total	$—	$—	$—

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

At December 31, 2004, 2003 and 2002, the Company recorded a valuation allowance of approximately $6,268,000, $4,313,000 and $3,481,000, respectively, due to the uncertainty of when these assets may be realized.

The benefit for income taxes is as follows:

	2004	2003	2002
Deferred tax benefit	$(1,956,000)	$(832,000)	$(1,930,000)
Increase in valuation allowance	1,956,000	832,000	1,930,000

Total	$—	$—	$—

The Company has a net operating loss carryforward of approximately $16,307,000 which will begin to expire in 2021. The Company also has a research and development credit carryforward of approximately $585,000 which will begin to expire in 2021.

6.	RELATED PARTY

The Company transacts business with Enable Medical Corporation (“Enable”), a related party by common ownership.

In November 2000, the Company entered into a rental and administrative services agreement with Enable whereby, the Company obtains access and use of facility, personnel and systems from Enable. This agreement expired in January 2003. In January 2002 (amended in 2003), the Company entered into a master development, manufacturing and supply agreement with Enable. Pursuant to the terms of the development, manufacturing and supply agreement with Enable, the Company was required to pay Enable a monthly fee of at least $96,000 for certain product development services during the period from February 1, 2003 to January 31, 2004. After January 31, 2004 there is no specified monthly fee requirement. The agreement expired in January 2005, but was extended to December 2005 in February 2005.

7.	COMMITMENTS

The Company rents its office facility under a five-year lease expiring in May 2009. The operating lease provides for annual lease payments of the following at December 31, 2004:

2005	$117,222
2006	117,222
2007	117,222
2008	117,222
2009	48,842

Rent expense was approximately $98,600, $75,300 and $66,300 for December 31, 2004, 2003 and 2002, respectively.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

8.	PROFIT SHARING PLAN

The Company sponsors a defined contribution savings and profit sharing retirement plan. Eligible employees may contribute up to 15% of their eligible compensation. For every dollar contributed by a participant, the Company will match a fixed percentage set prior to the end of the fiscal year (50% of the first 6% for 2004, 2003 and 2002, respectively). The Company may also make discretionary contributions. Total Company matching and discretionary contributions charged to expense were approximately $107,700, $75,000 and $36,000 in 2004, 2003 and 2002, respectively.

9.	SUBSEQUENT EVENTS

The Company entered into an agreement and plan of merger effective February 14, 2005 by which the Company agreed to purchase all of Enable Medical Corporation’s (“Enable”) outstanding shares. As noted in Note 6, Enable is a related party to the Company. The agreement to acquire Enable is contingent on the Company completing an initial public offering (“IPO”) of its common stock, in which the Company realizes gross proceeds of at least $35,000,000.

The aggregate consideration to be paid by the Company for Enable will be $7,000,000 if the shares are purchased prior to December 31, 2005. In February 2005, the Company made an advance payment of a portion of the purchase price in the amount of $500,000. This amount is not refundable unless the agreement is terminated due to a breach by Enable.

In March 2005 the Company entered into an agreement for a credit facility up to $5,000,000, to be drawn down by the earlier of an IPO or September 1, 2005. This credit facility is secured by substantially all of the Company’s assets, excluding intellectual property. The interest rate for any amounts drawn down will be the prime rate plus 1.75%. Under the terms of the agreement, the Company is required to pay monthly installments of interest only through August 2005 and monthly installments of principal and interest thereafter, in addition to a fee due at maturity on September 1, 2009 equal to 15% of the aggregate amount borrowed under the credit facility, with prepayment in whole allowed at any time without penalty.

The Company may use proceeds from an IPO to repay any amounts borrowed under the credit facility, plus interest and a fee equal to 15% of the amount borrowed under the credit facility. In addition, the agreement required the Company to issue to the lender 55,208 warrants to purchase an equal number of shares of common stock, at an exercise price of $11.29 per share. The warrants shall expire the earlier of seven years after the date of issuance, or one year after the closing of the initial public offering.

******

ATRICURE, INC.

CONDENSED BALANCE SHEET

(Unaudited)

March 31, 2005
Assets
Current assets:
Cash and cash equivalents	$2,451,592
Accounts receivable, less allowance for doubtful accounts of $56,779	4,396,847
Inventory	1,050,363
Prepaid expenses	201,159
Advance payment for acquisition of company	500,000

Total current assets	8,599,961

Property and equipment, net	2,561,470

Deferred offering costs	1,018,161

Other assets	228,286

Total assets	$12,407,878

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable (a)	$1,103,501
Commissions payable	722,651
Accrued liabilities	2,156,384

Total current liabilities	3,982,536

Redeemable preferred stock:
Preferred stock, $0.001 par value; designated Series A, 2,182,521 shares authorized, issued and outstanding as of March 31, 2005	8,180,369
Preferred stock, $0.001 par value; designated Series B, 4,059,720 shares authorized; 3,829,499 issued and outstanding as of March 31, 2005	29,561,377

Total redeemable preferred stock	37,741,746

Shareholders’ deficit:
Common stock, $0.001 par value, 10,526,315 shares authorized, 1,884,905 shares issued and outstanding as of March 31, 2005	1,885
Additional paid-in capital	3,335,439
Unearned compensation	(645,224)
Accumulated deficit	(32,008,504)

Total shareholders’ deficit	(29,316,404)

Total liabilities and shareholders’ deficit	$12,407,878

(a) Includes the following liabilities resulting from transactions with related parties:
Accounts payable	$821,438

See notes to financial statements

ATRICURE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Sale of products	$7,489,724	$3,797,703
Commissions	8,035	4,655

Total revenues	7,497,759	3,802,358
Cost of revenues(a)	1,919,512	1,090,042

Gross profit	5,578,247	2,712,316

Expenses:
Research and development expenses(a)	1,736,836	983,964
Selling, general and administrative expenses	5,252,098	2,911,509

Total expenses	6,988,934	3,895,473

Loss from operations	(1,410,687)	(1,183,157)
Preferred stock interest expense	976,292	976,292
Other interest income (expense), net	20,801	29,068

Net loss available to common shareholders	$(2,366,178)	$(2,130,381)

Basic and diluted loss per share	$(1.26)	$(1.18)

Weighted average shares outstanding:
Basic and diluted	1,881,542	1,805,842

(a)	Includes the following expenses resulting from transactions with related parties:

Cost of revenue	$ 1,621,470	$ 1,286,481
Research and development expenses	$ 382,635	$ 192,291

See notes to financial statements

ATRICURE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(2,366,178)	$(2,130,381)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	298,650	169,142
Stock compensation	169,451	342,888
Preferred stock interest	976,292	976,292
Changes in assets and liabilities:
Accounts receivable	(876,226)	(391,601)
Inventory	37,045	(332,839)
Prepaid expenses	(88,419)	105,580
Other assets	(605,741)	(2,052)
Accounts payable	370,057	467,653
Commissions payable	(68,988)	47,170
Accrued liabilities	375,694	199,486

Net cash used in operating activities	(1,778,363)	(548,662)

Cash flows from investing activities:
Purchases of property & equipment	(450,072)	(318,190)
Advance payments for acquisition of company	(500,000)	—

Net cash used in investing activities	(950,072)	(318,190)

Cash flow from financing activities:
Proceeds from stock option exercise	4,850	—

Net decrease in cash and cash equivalents	(2,723,585)	(866,852)

Cash and cash equivalents — beginning of period	5,175,177	10,399,338

Cash and cash equivalents — end of period	$2,451,592	$9,532,486

Supplemental cash flow information:
Warrants issued in connection with line of credit	$216,083

See notes to financial statements

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited)

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—AtriCure, Inc. (the “Company”) was incorporated in the State of Delaware on October 31, 2000, as a spin-off of Enable Medical Corporation, to focus on the surgical treatment of atrial fibrillation. Atrial fibrillation (“AF”) is a rapid, irregular quivering of the upper chambers of the heart. The Company sells its medical devices to hospitals and medical clinics both in the United States of America and internationally. International sales were approximately $927,000 and $156,000 for the three months ended March 31, 2005 and 2004, respectively.

Basis of Presentation—The accompanying interim financial statements have been prepared in accordance with the rules and regulations of Securities and Exchange Commission. The accompanying interim financial statements are unaudited, but in the opinion of management, contain all the normal, recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. Results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The accompanying condensed financial statements should be read in conjunction with the audited financial statements of the Company included in this prospectus.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statement of cash flows.

Revenue Recognition—Revenues are generated primarily from the sale of the Company’s Bipolar Ablation System. Revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. The Company’s standard sales terms define the transfer of title and risk of loss to occur upon shipment to the respective customer. The Company maintains no post-shipping obligations to the recipients of the products. No installation, calibration or testing of this equipment is performed by the Company subsequent to shipment to the customer in order to render it operational. Product revenue includes shipping revenue of approximately $33,000 and $16,000 for the three months ended March 31, 2005 and 2004, respectively. Cost of freight is included in cost of goods sold. Commission income is recognized as the related sales are made. The Company sells its products through a direct and indirect sales force. Sales terms are consistent for both end-users and distributors, with terms generally not exceeding 120 days. Customers and distributors generally have no right of return.

The Company complies with SEC Staff Accounting Bulletin No. 101, Recognition in Financial Statements, or SAB 101, as amended by SAB 104. SAB 101 sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and ability to return products. The Company recognizes revenue when all of the following criteria are met; (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

Inventory—Inventories consist of finished goods and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to five years.

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Included in Property and Equipment are generators and cryo-units that are loaned at no cost to medical providers to use the Company’s product. These generators and cryo-units are depreciated over three years, the estimated useful life, and such depreciation is included in cost of sales. The total of such depreciation was approximately $170,000 and $105,000 for the three months ended March 31, 2005 and 2004, respectively.

Loss Per Share—Net loss per common share is based on the weighted average number of common shares outstanding during the period. Outstanding options have not been included in the computation of basic and dilutive loss per share because they are anti-dilutive, or they would have reduced the net loss per common share: All share and per share amounts reflect the 1-for-3.8 reverse stock split that was effected on July 28, 2005.

Research and Development— Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company has adopted the pro forma disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, compensation expense has been recognized in the financial statements for stock-based awards to employees based on the intrinsic value, if any, of the options issued. In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123, Share-Based Payment (No. 123R), which is effective for periods beginning after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

SFAS No. 123, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	Three months ended
	March 31, 2005	March 31, 2004
Net loss available to common shareholders	$(2,366)	$(2,130)
Add: Stock-based employee compensation expense included in net loss, net of related tax effect	58	74
Deduct: Stock-based employee compensation expense if the fair market method had been applied, net of related tax effects	(149)	(89)

Pro forma net loss if the fair market method had been applied	$(2,457)	$(2,145)

Net loss per common share:
Basic—as reported	$(1.26)	$(1.18)
Basic—pro forma	$(1.31)	$(1.19)

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using the Black-Scholes option pricing model considering the following weighted average assumptions:

Three Months Ended
	March 31, 2005	March 31, 2004
Risk free interest rates	1.00% to 3.75%	1.00% to 3.16%
Expected lives (years)	1 – 4	1 – 4
Volatility	0.00%	0.00%

Based on the assumptions noted above, the weighted average fair value of the options granted for the three months ended March 31, 2005 and 2004 was as follows:

	Three Months Ended March 31,
	2005	2004
Weighted average fair value of options granted	$11.63	$6.50

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Fair Value Disclosures—The fair value of the Company’s assets and liabilities approximates the carrying values.

Deferred Offering Costs—The Company has deferred expenses, primarily legal fees, incurred in connection with its filing of a registration statement to sell common shares. These costs will reduce the proceeds of the common stock offering if the offering is successful or will be written-off if the offering is not completed.

Stock-Based Compensation—The Company has issued nonstatutory common stock options to consultants to purchase shares of common stock. Such options vest over a service period ranging from immediately to four years. The fair value, which is subject to adjustment at each vesting date based upon the fair value of the Company’s common stock, was determined using the Black-Scholes valuation model with the following weighted average assumptions: contractual life of ten years; volatility 0%; risk-free interest rate ranging from 2.58% to 3.75% and no dividends during the expected term. The values attributable to these options have been amortized over the service period on a graded vesting method and the vested portion of these options was re-measured at each vesting date.

Stock compensation expense with respect to non-employee awards totaled approximately $111,000 and $269,000 for the three months ended March 31, 2005 and 2004, respectively.

In addition, during 2004 and 2005 the Company incurred a charge for stock compensation for employees for options issued during 2004 and 2005 that subsequent to their issuance were determined to have been issued with

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

exercise prices below market value. The Company recorded a charge of $58,150 and $73,688 for these options for the three months ended March 31, 2005 and 2004, respectively, which represents the portion pertaining to the first quarter 2005 and 2004 based on the options’ vesting requirements.

2.     ENABLE MEDICAL CORPORATION ACQUISITION

The Company entered into an agreement and plan of merger effective February 14, 2005 by which the Company agreed to purchase all of Enable Medical Corporation’s (“Enable”) outstanding shares. As noted in Note 5, Enable is a related party to the Company. The agreement to acquire Enable is contingent on the Company completing an initial public offering (“IPO”) of its common stock, in which the Company realizes gross proceeds of at least $35,000,000.

The consideration to be paid by the Company for Enable will be $7,000,000 if the shares are purchased prior to December 31, 2005. In February 2005, the Company made an advance payment of a portion of the purchase price in the amount of $500,000. This amount is not refundable unless the agreement is terminated due to a breach by Enable.

3.    FINANCING ARRANGEMENTS

In March 2005 the Company entered into an agreement for a credit facility up to $5,000,000, to be drawn down by the earlier of an IPO or September 1, 2005. This credit facility is secured by substantially all of the Company’s assets, excluding intellectual property. The interest rate for any amounts drawn down will be the prime rate plus 1.75%. Under the terms of the agreement, we are required to pay monthly installments of interest only through August 2005 and monthly installments of principal and interest thereafter, in addition to a fee due at maturity on September 1, 2009 equal to 15% of the aggregate amount borrowed under the credit facility, with prepayment in whole allowed at any time without penalty.

The Company may use proceeds from an IPO to repay any amounts borrowed under the credit facility, plus interest and a fee equal to 15% of the amount borrowed under the credit facility. As of March 31, 2005 there were no amounts outstanding under this facility. In addition, the agreement required the Company to issue to the lender 55,208 warrants to purchase an equal number of shares of common stock, at an exercise price of $11.29 per share. The warrants shall expire the earlier of 7 years after the date of issuance, or 1 year after the closing of the initial public offering. The key methodologies used in valuing this warrant relied upon recognized option pricing models. The valuations used the closed-form models, such as the Black-Scholes-Merton model and the Bjerksund and Stensland approximation model, as well as the lattice form binomial models. The fair market value per share of our common stock was determined by our board to be $11.63 per share at March 8, 2005 and the exercise price of the warrant is equal to $11.29 per share. The time to expiration of the warrant ranges between 1.0 year and 7.0 years and the volatility and expected dividend yield inputs were equal to 35.0% and 0%, respectively. The risk-free discount rate ranged between 3.23% and 4.22%. Utilizing these inputs in the option-pricing models for the warrants, a value of $3.91 was determined, which has been recorded as deferred financing costs and will be amortized over the life of the credit facility.

4.    REDEEMABLE PREFERRED STOCK

In 2001, the Company issued 2,182,521 shares of Series A Preferred Stock at $2.39 per share. In exchange for the Series A Preferred Stock, the Company received $4,025,000 in cash and converted a $1,150,000 promissory note that was issued in January 2001 and the related accrued interest of $49,958. The proceeds were reduced by $131,426 in direct expenses associated with this offering. Amortization on the direct issuance expenses was $5,036 and $4,112 for the three months ended March 31, 2005 and 2004, respectively.

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In 2002, the Company issued 3,829,499 shares of Series B Preferred Stock at $5.43 per share. In exchange for the Series B Preferred Stock, the Company received $17,274,500 in cash and converted the $3,500,000 note and the related accrued interest of $35,000. The proceeds were reduced by $96,704 in direct expenses associated with this offering. Amortization of the direct issuance expenses was $4,276 and $2,998 for the three months ended March 31, 2005 and 2004, respectively.

The Series A and B Preferred Stock have a liquidation preference that provides for the distribution of $2.39 per share (Series A) and $5.43 per share (Series B) plus all dividends accrued or declared thereon but unpaid on each share outstanding at the time of liquidation.

The Series A Preferred Stock has dividend preferences at a rate of $0.1915 per share, per annum on declared dividends. The Series B Preferred Stock has a dividend preference at a rate of $0.4347 per share, per annum on declared dividends. Dividends on Preferred Stock must be paid before any other dividends can be declared or paid on any other class of common stock. Dividends are non-cumulative. No dividends were declared by the Company’s Board of Directors during 2004 or during the first three month of 2005.

Each share of Series A and B Preferred Stock is convertible by the holders into common stock of the Company at any time after the date of issuance. The number of shares of common stock that would be received upon conversion is determined by dividing $2.39 by the Series A conversion price and $5.43 by the Series B conversion price (original issue price subject to adjustments as specified in the Company’s Certificate of Incorporation) in effect at the time of conversion. In addition, upon conversion, the holder of each share of Series A or B Preferred Stock will receive cash in an amount equal to all dividends declared but unpaid and any and all other amounts owing with respect to the Series A or B Preferred Stock. As of March 31, 2005, no Series A or B Preferred Stock was converted.

The holders of at least two-thirds of the then issued and outstanding shares of Series A or a majority of the then issued and outstanding shares of Series B Preferred Stock may cause the Company, beginning on June 6, 2007, and on each of the first and second anniversaries thereof, to redeem from the holders of the Series A or B Preferred Stock at a price equal to the original Series A or B Preferred Stock purchase price plus all declared or accrued but unpaid dividends and an amount equal to 15% per annum (by simple interest calculation) of the original Series A or B per share purchase price from the date of May 25, 2001 (Series A) and June 6, 2002 (Series B), through and until the redemption date. The 15% rate is payable only if the Series A or B Preferred Stock is redeemed. If the Series A or B Preferred Stock is converted prior to redemption, no amount is due for the 15% rate. Pursuant to their terms, the Series A and B Preferred Stock will be converted into shares of our common stock on a one-for-one basis upon completion of a public offering in which the Company receives gross proceeds of at least $35,000,000. If the preferred stock is converted to common stock upon completion of a public offering, the carrying amount of the preferred stock upon any such conversion event would be reclassified to common stock. There would be no gain or loss recognized, and the amounts previously accrued for the 15% return would not be reversed.

ATRICURE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Increases in the cumulative Series A and Series B preferred stock, as shown in the accompanying March 31, 2005 balance sheet, for the 15% rate is approximately $195,935 and $780,357, respectively. The Series A and Series B Preferred Stock is redeemable as follows:

Redemption Date	Portion of Shares of Series A and B Redeemable Preferred Stock
June 6, 2007	33 1/3%
June 6, 2008	66 2/3%
June 6, 2009	100%

5.    RELATED PARTY

The Company transacts business with Enable Medical Corporation (“Enable”), a related party by common ownership.

In November 2000, the Company entered into a rental and administrative services agreement with Enable whereby, the Company obtains access and use of facility, personnel and systems from Enable. This agreement expired in January 2003. In January 2002 (amended in 2003), the Company entered into a master development, manufacturing and supply agreement with Enable. Pursuant to the terms of the development, manufacturing and supply agreement with Enable, the Company was required to pay Enable a monthly fee of at least $96,000 for certain product development services during the period from February 1, 2003 to January 31, 2004. After January 31, 2004 there is no specified monthly fee requirement. The agreement expired in January 2005, but was extended to December 2005 in February 2005.

6.    SUBSEQUENT EVENT

In June 2005, the Company entered into a 19-month development agreement with Stellartech whereby Stellartech agreed to develop enhancements to the current ASU technology and granted the Company a license to use Stellartech’s technology in the field of cardiac arrhythmia treatment. The Company agreed to pay Stellartech on an hourly basis, based on the types of services being performed. In addition, materials and components, out-of-pocket expenses and outside services will be billed to us at cost plus a specified percentage. The Company may terminate this agreement upon 30 days’ notice. Under the terms of this agreement, the Company has certain indemnification obligations to Stellartech for its performance of services under the agreement, except for Stellartech’s breach, fraud, negligence or misconduct and infringement relating to intellectual property owned by Stellartech, for each of which it indemnifies the Company. In June 2005, the Company also entered into a manufacturing agreement with Stellartech whereby the Company agreed to purchase, and Stellartech agreed to supply the first 400 ASUs that the Company requires. For a period of two years after the delivery of the first 400 ASUs, the Company must purchase, from Stellartech, at least 75% of the Company’s ASU requirements. The Company may, however, extinguish its obligation to purchase 75% of its ASU requirements from Stellartech by paying to Stellartech either a certain percentage of the gross margin Stellartech would have received if it had manufactured the ASUs or a specified dollar amount. At May 31, 2005, the Company has a total obligation of approximately $982,000 under this agreement. This agreement has an initial three-year term and renews for successive one-year periods, unless terminated. This manufacturing agreement may be terminated by Stellartech for any reason upon six months’ notice to the Company. The Company may terminate the agreement in the event the development agreement is terminated prior to expiration or after the Company has fulfilled the purchase requirements under the agreement. Under the terms of this agreement, the Company has certain indemnification obligations, including with respect to claims relating to intellectual property infringement, design defects and manufacturing defects. Any supply interruption or failure to obtain the Company’s ASU would limit the Company’s ability to sell its system and could have a material adverse effect on its business, financial condition and results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Enable Medical Corporation

Cincinnati, Ohio

We have audited the accompanying balance sheets of Enable Medical Corporation as of December 31, 2004 and 2003, and the related statements of income and shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Enable Medical Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 12, 2005

ENABLE MEDICAL CORPORATION

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$1,553,077	$422,436
Accounts receivable(a), less allowance for doubtful accounts of $0 in 2004 and $16,218 in 2003	412,695	485,057
Inventory	646,454	566,853
Prepaid expenses	20,165	38,981
Income tax receivable		99,205
Deferred income taxes	73,000	105,792

Total current assets	2,705,391	1,718,324

Property and equipment:
Machinery and equipment	996,186	909,508
Computers and other office equipment	361,749	345,216
Furniture and fixtures	33,895	33,895
Leasehold improvements	302,656	209,035
Equipment under capital lease	248,091	195,687

Total	1,942,577	1,693,341

Less accumulated depreciation	(1,482,158)	(1,303,776)

Property and equipment, net	460,419	389,565
Other assets—deposits	10,631	10,000

Total assets	$3,176,441	$2,117,889

Liabilities and shareholders’ equity

Current liabilities:
Current portion of capital lease obligations	$26,913	$17,527
Dividends payable	500,000
Accounts payable	350,946	268,492
Accrued payroll and related withholdings	110,799	134,873
Other accrued liabilities	35,663	31,286
Income taxes payable	193,276

Total current liabilities	1,217,597	452,178

Capital lease obligations	8,607	13,941

Deferred income taxes	59,000	40,664

Shareholders’ equity:
Common Stock, $.01 par value, 10,000,000 shares authorized; 6,661,375 shares issued and outstanding at December 31, 2004 and 2003	66,614	66,614
Additional paid-in capital	563,761	563,761
Retained earnings	1,260,862	980,731

Total shareholders’ equity	1,891,237	1,611,106

Total liabilities and shareholders’ equity	$3,176,441	$2,117,889

(a)	Includes the following assets resulting from transactions with related parties:

Accounts receivable	$376,000	$221,000

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:
Sales of products(a)	$5,395,594	$2,986,219
Product development(a)	1,228,659	1,314,350
Government grant for product development	310,857	290,720

Total revenues	6,935,110	4,591,289

Cost of revenues:
Product sales	3,446,772	2,311,823
Billable research and development costs	1,332,513	865,801

Total cost of revenues	4,779,285	3,177,624

Gross profit	2,155,825	1,413,665

Expenses:
Selling, general and administrative expenses	980,778	744,958
Interest, net	3,916	5,385

Total expenses	984,694	750,343

Income before provision for income taxes	1,171,131	663,322

Income tax expense	391,000	315,361

Net income	$780,131	$347,961

Earnings per common share:
Basic	$0.12	$0.05

Diluted	$0.10	$0.05

Weighted average shares outstanding:
Basic	6,661,375	6,661,375

Diluted	7,824,875	7,454,575

(a)	Includes the following revenue resulting from transactions with related parties:

Sales of product	$4,941,341	$2,568,407
Product development	$1,228,659	$981,593

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance—December 31, 2002	$66,614	$563,761	$632,770	$1,263,145
Net income			347,961	347,961

Balance—December 31, 2003	66,614	563,761	980,731	1,611,106
Net income			780,131	780,131
Dividend			(500,000)	(500,000)

Balance—December 31, 2004	$66,614	$563,761	$1,260,862	$1,891,237

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:
Net income	$780,131	$347,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	178,382	160,166
Deferred income taxes	51,128	(8,096)
Changes in assets and liabilities:
Accounts receivable	72,362	(321,685)
Income tax receivable/payable	292,481	(236,558)
Inventory	(79,601)	(138,875)
Prepaid expenses	18,816	(15,355)
Deposits	(631)	2,435
Accounts payable	111,623	222,431
Accrued liabilities	(48,866)	(13,750)

Net cash provided by (used in) operating activities	1,375,825	(1,326)

Cash flows from investing activities:
Purchases of property and equipment	(199,898)	(62,510)

Net cash used in investing activities	(199,898)	(62,510)

Cash flows from financing activities:
Principal payments on capital lease obligations	(45,286)	(35,310)

Net cash used in financing activities	(45,286)	(35,310)

Net increase (decrease) in cash and cash equivalents	1,130,641	(99,146)

Cash and cash equivalents—beginning of year	422,436	521,582

Cash and cash equivalents—end of year	$1,553,077	$422,436

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$8,120	$5,494

Income taxes paid—net	$53,000	$586,000

Supplemental schedule of noncash investing and financing activities:
Property and equipment purchased through capital leases	$49,338

Dividends declared and payable	$500,000

See notes to financial statements.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—Enable Medical Corporation (the “Company”) was incorporated in the State of Delaware on April 11, 1994 and began production of products for sale in 1998.

Segment Information—The Company operates and is managed under a single operating segment which is comprised of two business units, Enable Surgical Products and Enable Design and Manufacturing. The Surgical Products unit is engaged in the research and development of RF energy based products for surgery. The Surgical Products unit is currently distributing a line of bipolar scissors used in general surgery, cardiovascular surgery, gynecology, urology, otolaryngology, and plastic/cosmetic surgery. This line is being marketed in the United States, Europe, and Asia. The Surgical Products unit has a portfolio of RF technologies covered by U.S. and European patents that are being considered for licensing and/or commercialization by the Company. The Design and Manufacturing unit provides contract design, research and development and manufacturing services to AtriCure, Inc. (see Note 5) and other medical device companies.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statements of cash flows.

Revenue Recognition—Product sales revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. The Company’s standard sales terms define the transfer of title and risk of loss to occur upon shipment to the respective customer.

Enable maintains no post-shipping obligations to the recipients of the respective equipment. Enable does not accept product returns unless the products are damaged in shipment or deemed substandard by the customer’s quality control department.

Product development revenue is recognized as contract costs are incurred. The achievement of milestones is not required under the agreement as revenue is earned by Enable’s ongoing research and development activities. The Company received research grants through the National Institutes of Health. Grant revenue is recognized as funds are expended and not as awarded by awarding agencies.

Inventory—Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method. Inventories consist of the following at December 31, 2004 and 2003:

	2004	2003
Raw materials	$263,262	$150,237
Work in process	236,572	272,167
Finished goods	163,706	154,977
Reserve for obsolescence	(17,086)	(10,528)

	$646,454	$566,853

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to seven years. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determined that there was no impairment of property and equipment in 2004 and 2003, respectively.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

Earnings per share—Earnings per common share (“EPS”) is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the exercise of stock options. Options to purchase shares of common stock at $1.00 per share (118,700 shares) and $1.20 per share (164,000 shares) were outstanding during 2004 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average fair market value of the common shares. The options, which expire in four to six years, were still outstanding at the end of year in both 2004 and 2003.

A reconciliation of basic EPS to diluted EPS is as follows:

	Year Ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$780,131	6,661,375	$0.12
Effect of Dilutive Securities—stock options		1,163,500
Diluted EPS	$780,131	7,824,875	$0.10

	Year Ended December 31, 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$347,961	6,661,375	$0.05
Effect of Dilutive Securities—stock options		793,200
Diluted EPS	$347,961	7,454,575	$0.05

Research and Development—Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for stock-based awards to employees. In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123 titled Share-Based Payment (No. 123R), which is effective for periods after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	2004	2003
Net income as reported	$780,131	$347,961
Stock-based employee compensation expense if the fair market method had been applied	(2,668)	(3,741)

Pro forma net income if the fair market method had been applied	$777,463	$344,220

Pro forma Basic EPS	$0.12	$0.05

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using a Black-Scholes option pricing model considering the following assumptions:

	2004	2003
Risk free interest rates	1.00% to 3.25%	1.00% to 2.71%
Expected lives (years)	1-4	1-4
Volatility	0%	0%

Based on these assumptions, using the Black-Scholes option model, the fair value of the options were determined to be $0.07 and $0.04 in 2004 and 2003, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. One customer, who is a related party (see Note 5), represented 92% of net product sales in 2004 and 86% in 2003, and 100% and 75% of product development revenue in 2004 and 2003, respectively. This customer represented approximately 91% and 46% of trade accounts receivable at December 31, 2004 and 2003, respectively.

Fair Value Disclosures—The Company’s assets and liabilities fair values approximates the carrying values.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year classifications.

2.	STOCK OPTION PLAN

As of December 31, 2004 and 2003, 7,500,000 shares of the Company’s common stock have been reserved for issuance under the Stock Option Plan (the “Plan”).

Under the Plan, the Board of Directors may grant incentive or nonqualified stock options to purchase shares of the Company’s common stock to employees, directors and officers of the Company, or to individuals rendering consulting, advisory or other independent contracting services. The Board of Directors may grant options to purchase the Company’s common stock at prices no less than the fair market value at the date of grant for incentive and nonstatutory stock options. In addition, incentive or nonstatutory options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price not lower than 110% of the fair market value at the date of the grant, as determined by the Board of Directors. Options granted under the Plan generally expire 10 years from the date of grant (5 years for persons owning more than 10% of the voting power of all classes of stock) and vest at a rate of 25% on the first anniversary date and ratably each year thereafter.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

A summary of the status of the Company’s option plan as of December 31, 2004 and 2003, and changes during the years are presented below:

	2004 Stock Options Outstanding		2003 Stock Options Outstanding
	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
Outstanding—beginning of year	1,075,900	$0.45	923,200	$0.45
Granted	401,100	0.57	164,100	0.40
Forfeited	(28,700)	0.14	(11,400)	0.31

Outstanding—end of year	1,448,300	0.49	1,075,900	0.45

Exercisable—end of year	824,550	0.46	751,500	0.43

At December 31, 2004 and 2003, there were 5,666,425 and 6,036,725 shares available for future grants under the Plan.

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Exercisable December 31, 2004
$0.14	471,800	0.43	471,800
0.30	130,700	7.50	47,500
0.40	228,200	8.66	48,050
0.60	334,900	9.89
1.00	118,700	3.87	118,700
1.20	164,000	5.69	138,500

Total	1,448,300		824,550

For 2004, additional information regarding the options issued during the year to employees is as follows:

2004	Options Issued	Exercise Price	Fair Value
January 1 to March 31	57,800	$0.40	$0.05
April 1 to June 30	8,400	0.40	0.05
July 1 to September 30	17,100	0.60	0.08
October 1 to December 31	317,800	0.60	0.08

The exercise price per share of each option is equal to the fair market value of the underlying share on the date of grant. The exercise price was determined by a market valuation performed by a board member at the time the shares were issued. The valuation used a multiple of revenues reduced by a factor due to the illiquidity of the options in a private company with no assurances of a public market. The illiquidity factor was set at 25%, which reflected the board’s judgment about the likelihood of a liquidity event such as a public offering. The fair value of options granted in 2004 was determined using the Black-Scholes option pricing model as discussed above.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

3.	LEASES

The Company leases manufacturing machinery and equipment under capital leases with costs of $248,091 and $195,687 in 2004 and 2003, respectively. These assets are amortized over the estimated useful life of the asset, and such amortization is included in depreciation expense. Depreciation of $29,673 and $27,955 was recognized on the capital leases in 2004 and 2003, respectively, and accumulated depreciation on the capital leases was $168,818 and $139,145 at December 31, 2004 and 2003, respectively. The future minimum annual rentals under capital lease obligations for leases in place as of December 31, 2004 are as follows:

2005	$28,854
2006	8,910

37,764
Less portion of payments representing interest	2,244

Present value of lease payments	35,520

Less current portion	26,913

Long-term lease obligations	$8,607

The Company rents its fabrication and office facilities under leases expiring in 2010. At December 31, 2004, the operating leases in place provide for annual lease payments of:

2005	$181,000
2006	181,000
2007	181,000
2008	181,000
2009	181,000
2010	34,000

Rent expense was approximately $124,000 in 2004 and $82,000 in 2003.

4.	INCOME TAXES

The provision for income taxes is as follows:

	2004	2003
Federal:
Current	$385,872	$297,907
Income tax credit	(128,000)	(64,582)
Deferred	43,458	(45,452)

Total federal	301,330	187,873

State:
Current	82,000	90,132
Deferred	7,670	37,356

Total state	89,670	127,488

Total tax provision	$391,000	$315,361

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

A reconciliation of income tax at the statutory rate to the Company’s effective rate is as follows:

	2004	2003
Computed at the statutory rate	34.0%	34.0%
State income tax expense—net of federal benefit	5.1	12.7
Research and development income tax credit—net	(7.2)	(6.4)
Other	1.5	7.2

Income tax expense—effective rate	33.4%	47.5%

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Temporary differences gave rise to the following deferred tax asset (liability) at December 31, 2004 and 2003:

	2004	2003
Excess of tax over financial accounting depreciation	$(59,000)	$(40,664)
Accrued vacation pay	24,000	16,000
Inventory reserves	7,000	4,000
Allowance for bad debt		46,000
Inventory 263A Unicap	42,000	39,792

Total	$14,000	$65,128

5.	RELATED PARTY

The Company transacts business with AtriCure, Inc. (“AtriCure”). AtriCure was created as a spin-off of the Company to focus on the surgical treatment of atrial fibrillation.

In February 2003, AtriCure and the Company amended an agreement that engages the Company 1) to develop and manufacture electrosurgical devices, 2) to license technology, and 3) to use certain facilities, software and equipment. This agreement, as amended, expires on December 31, 2005.

6.	LINE OF CREDIT

The Company has available a revolving line of credit for up to $1,000,000 with interest at prime plus 1.0% (5.75% at December 31, 2004) which expires August 2005. All assets are pledged as collateral on the revolving line of credit. There were no borrowings under the line of credit in 2004 or 2003.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

7.	PROFIT SHARING PLAN

The Company sponsors a defined contribution savings and profit sharing retirement plan. Eligible employees may contribute up to 25% of their eligible compensation. For every dollar contributed by a participant, the Company will match a fixed percentage set prior to the end of the fiscal year (50% up to a maximum of 6% for 2004 and 2003). The Company may also make discretionary contributions. Total Company matching and discretionary contributions charged to expense were approximately $38,000 and $27,000 in 2004 and 2003, respectively.

8.	SUBSEQUENT EVENT

The Company entered into an agreement and plan of merger effective February 14, 2005 by which AtriCure agreed to purchase all of the Company’s outstanding shares. As noted in Note 5, AtriCure is a related party to the Company.

The aggregate consideration to be paid by AtriCure for the Company will be $7,000,000 if the shares are purchased prior to December 31, 2005. In February 2005, AtriCure made an advance payment of a portion of the purchase price in the amount of $500,000. The agreement to purchase the outstanding shares of Enable is contingent on AtriCure completing an initial public offering of its common stock, in which AtriCure realizes gross proceeds of at least $35,000,000.

******

ENABLE MEDICAL CORPORATION

CONDENSED BALANCE SHEET

(Unaudited)

March 31, 2005
Assets
Current assets:
Cash and cash equivalents	$1,407,637
Accounts receivable(a), less allowance for doubtful accounts of $0	931,127
Inventory	701,845
Prepaid expenses and other current assets	93,273

Total current assets	3,133,882

Property and equipment, net	476,499

Other assets	10,631

Total assets	$3,621,012

Liabilities and shareholders’ equity
Current liabilities:
Current portion of capital lease obligations	$20,305
Dividends payable
Accounts payable	689,144
Accrued liabilities	233,207
Advance payment for acquisition of company	500,000

Total current liabilities	1,442,656

Capital lease obligation	8,607
Deferred income taxes	59,000

Shareholders’ equity:
Common Stock, $.01 par value, 10,000,000 shares authorized, 6,661,375 shares issued and outstanding as of March 31, 2005	66,614
Additional paid-in capital	563,761
Retained earnings	1,480,374

Total shareholders’ equity	2,110,749

Total liabilities and shareholders’ equity	$3,621,012

(a) Includes the following assets resulting from transactions with related parties:

Accounts receivable	$821,438

See notes to financial statements.

ENABLE MEDICAL CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Sales of products(a)	$1,716,694	$1,442,832
Product development(a)	382,635	192,291
Government grant for product development	17,500	100,648

Total revenues	2,116,829	1,735,771
Cost of revenues:
Product sales	992,437	1,021,996
Billable research and development costs	400,083	323,486

Total cost of revenues	1,392,520	1,345,482

Gross Profit	724,309	390,289

Expenses:
Selling, general and administrative expenses	362,125	161,748
Interest, net	(3,669)	218

Total expenses	358,456	161,966

Income before provision for income taxes	365,853	228,323
Income tax expense	146,341	91,329

Net income	$219,512	$136,994

Earnings per common share:
Basic	$0.03	$0.02

Diluted	$0.03	$0.02

Weighted average shares outstanding:
Basic	6,661,375	6,661,375

Diluted	7,749,175	7,512,375

(a) Includes the following revenue resulting from transactions with related parties:

Sales of products	$1,621,470	$1,286,481
Product development	$382,635	$192,291

See notes to financial statements.

ENABLE MEDICAL CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Cash flows used in operating activities:
Net income	$219,512	$136,994
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	49,612	41,770
Deferred income taxes	—	46,000
Changes in assets and liabilities:
Accounts receivable	(518,432)	(67,818)
Income tax receivable/payable	—	829
Inventory	(55,391)	195,864
Prepaid expenses	(107)	29,514
Other assets	—	(631)
Accounts payable	144,922	41,241
Accrued liabilities	86,746	(26,743)
Advance payment for acquisition of company	500,000

Net cash provided by operating activities	426,862	397,020

Cash flows from investing activities:
Purchases of property and equipment	(65,693)	(60,238)

Cash flows from financing activities:
Principal payments on capital lease obligations	(6,609)	(5,656)
Payment of dividend	(500,000)

Net cash used in financing activities	(506,609)	(5,656)

Net increase (decrease) in cash and cash equivalents	(145,440)	331,126
Cash and cash equivalents—beginning of period	1,553,077	422,436

Cash and cash equivalents—end of period of period	$1,407,637	$753,562

Supplemental schedule of noncash investing activities:
Property and equipment purchased through capital leases		$49,338

See notes to financial statements.

ENABLE MEDICAL CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—Enable Medical Corporation (the “Company”) was incorporated in the State of Delaware on April 11, 1994 and began production of products for sale in 1998.

Basis of Presentation—The accompanying interim financial statements have been prepared in accordance with the rules and regulations of Securities and Exchange Commission. The accompanying interim financial statements are unaudited, but in the opinion of management, contain all the normal, recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. Results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The accompanying Consolidated Financial Statements should be read in conjunction with the audited Financial Statements of the Company included in this prospectus.

Segment Information—The Company operates and is managed under a single operating segment which is comprised of two business units, Enable Surgical Products and Enable Design and Manufacturing. The Surgical Products unit is engaged in the research and development of RF energy based products for surgery. The Surgical Products unit is currently distributing a line of bipolar scissors used in general surgery, cardiovascular surgery, gynecology, urology, otolaryngology, and plastic/cosmetic surgery. This line is being marketed in the United States, Europe, and Asia. The Surgical Products unit has a portfolio of RF technologies covered by U.S. and European patents that are being considered for licensing and/or commercialization by the Company. The Design and Manufacturing unit provides contract design, research and development and manufacturing services to AtriCure, Inc. (see Note 2) and other medical device companies.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statements of cash flows.

Revenue Recognition—Product sales revenue recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. The Company’s standard sales terms define the transfer of title and risk of loss to occur upon shipment to the respective customer. Enable maintains no post-shipping obligations to the recipients of the respective equipment. Enable does not accept product returns unless the products are damaged in shipment or deemed substandard by the customer’s quality control department.

Product development revenue is recognized as contract costs are incurred. The achievement of milestones is not required under the agreement as revenue is earned by Enable’s ongoing research and development activities. The Company received research grants through the National Institutes of Health. Grant revenue is recognized as funds are expended and not as awarded by awarding agencies.

Inventory—Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method. Inventories consist of the following:

March 31, 2005
Raw materials	$296,061
Work in process	243,274
Finished goods	179,596
Reserve for obsolescence	(17,086)

$701,845

ENABLE MEDICAL CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to seven years. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determined that there was no impairment of property and equipment in 2004 and 2003, respectively.

Earnings per share—Earnings per common share (“EPS”) is based on the weighted average number of common shares outstanding during the period. The calculation of net income per common share (diluted) assumes the exercise of stock options. Options to purchase shares of common stock at $1.00 per share (118,700 shares) and $1.20 per share (164,000 shares) were outstanding during 2004 and for the first three months of 2005, respectively, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average fair market value of the common shares. The options, which expire in four to six years, were still outstanding at the end of year in both 2004 and 2003.

A reconciliation of basic EPS to diluted EPS is as follows:

	For the Three Months Ended March 31, 2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$219,512	6,661,375	$0.03
Effect of Dilutive Securities—stock options		1,087,800
Diluted EPS	$219,512	7,749,175	$0.03

	For the Three Months Ended March 31, 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$136,994	6,661,375	$0.02
Effect of Dilutive Securities—stock options		851,000
Diluted EPS	$136,994	7,512,375	$0.02

Research and Development—Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for stock-based awards to employees. In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123 titled Share-Based Payment (No. 123R), which is effective for periods after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair

ENABLE MEDICAL CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	Three months ended March 31,
	2005	2004
Net income as reported	$219,512	$136,994
Stock-based employee compensation expense if the fair market method had been applied	(628)	(667)

Pro forma net income if the fair market method had been applied	$218,884	$136,327

Pro forma Basic EPS	$0.03	$0.02

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using a Black-Scholes option pricing model considering the following assumptions:

	Three months ended March 31,
	2005	2004
Risk free interest rates	1.00%-3.75%	1.00% to 3.60%
Expected lives (years)	1-4	1-4
Volatility	0%	0%

Based on these assumptions, using the Black-Scholes option model, the fair value of the options were determined to be $0.08 and $0.07 for the three months ended March 31, 2005 and 2004, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. One customer, who is a related party (see Note 2), represented 94% of net product sales for the three months ended march 31, 2005 and 89% for the three months ended March 31, 2004 and 100% of product development revenue for the three months ended March 31, 1005 and 2004. This customer represented approximately 88% and 91% of trade accounts receivable at March 31, 2005 and December 31, 2004, respectively.

Fair Value Disclosures—The Company’s assets and liabilities fair values approximates the carrying values.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year classifications.

2.	RELATED PARTY

The Company transacts business with AtriCure, Inc. (“AtriCure”). AtriCure was created as a spin-off of the Company to focus on the surgical treatment of atrial fibrillation.

In February 2003, AtriCure and the Company amended an agreement that engages the Company 1) to develop and manufacture electrosurgical devices, 2) to license technology, and 3) to use certain facilities, software and equipment. This agreement, as amended, expires on December 31, 2005.

ENABLE MEDICAL CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

3.	LINE OF CREDIT

The Company has available a revolving line of credit for up to $1,000,000 with interest at prime plus 1.0%, which expires August 2005. All assets are pledged as collateral on the revolving line of credit. There were no borrowings under the line of credit in 2004 or during the first three months of 2005.

4.	PROPOSED ACQUISITION OF ENABLE

The Company entered into an agreement and plan of merger effective February 14, 2005 by which AtriCure agreed to purchase all of the Company’s outstanding shares. As noted in Note 2, AtriCure is a related party to the Company.

The aggregate consideration to be paid by AtriCure for the Company will be $7,000,000 if the shares are purchased prior to December 31, 2005. In February 2005, AtriCure made an advance payment of a portion of the purchase price in the amount of $500,000. The agreement to purchase the outstanding shares of Enable is contingent on AtriCure completing an initial public offering of its common stock, in which AtriCure realizes gross proceeds of at least $35,000,000.

******

ATRICURE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been derived from the financial statements of AtriCure, Inc. (the “Company”) and Enable Medical Corporation (“Enable”) as of and for the three months ended March 31, 2005 and for the year ended December 31, 2004 included in this prospectus. The Company intends to use an additional $6,500,000 of the net proceeds of this offering if the closing occurs prior to December 31, 2005 to acquire Enable contemporaneously with the closing of this offering.

The unaudited pro forma condensed combined balance sheet as of March 31, 2005 gives effect to the following transactions as if such transactions had occurred on March 31, 2005:

•	this offering of 4,000,000 shares of common stock at an initial public offering price of $13.00 (which is the mid point of the range set forth on the cover) and the application of net proceeds therefrom;

•	the acquisition of Enable Medical Corporation;

•	the conversion of all our redeemable preferred stock into shares of common stock; and

•	amendment and restatement of the Company’s Charter.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 give effect to the above transactions as if such transactions had occurred on January 1, 2004.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of the Company and Enable, and the related notes thereto, included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information has been prepared based on currently available information and assumptions that we believe are reasonable. The unaudited pro forma condensed combined financial information does not purport to represent what our results of operations or balance sheet information would have been if the transactions had occurred as of the dates indicated, nor are they indicative of results for any future periods.

ATRICURE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2005

	AtriCure Inc. (historical)	Enable Medical Corporation (historical)	Proforma Adjustments Relating to The Enable Acquisition		Proforma Adjustments Relating to the Conversion of Preferred Stock and this Offering		Pro Forma Total
Assets
Current assets:
Cash and cash equivalents	$2,451,592	$1,407,637	$(6,500,000	)(a)	45,610,000	(e)	$42,969,229
Accounts receivable, net	4,396,847	931,127	(821,438	)(c)			4,506,536
Inventory	1,050,363	701,845					1,752,208
Prepaid expenses	701,159	20,273	(500,000	)(b)			221,432
Deferred income taxes		73,000	(73,000	)(d)			—

Total current assets	8,599,961	3,133,882	(7,894,438)		45,610,000		49,449,405

Property and equipment, net	2,561,470	476,499					3,037,969
Identifiable intangible assets			1,070,000	(a)			1,070,000
Goodwill			3,319,251	(a)			3,319,251
Other assets	1,246,447	10,631					1,257,078

Total assets	$12,407,878	$3,621,012	$(3,505,187)		$45,610,000		58,133,703

Liabilities and shareholders’ equity
Current liabilities:
Current portion of capital lease obligations	$—	$20,305					$20,305
Accounts payable	1,103,501	520,527	(821,438	)(c)			802,590
Commissions payable	722,651						722,651
Accrued liabilities	2,156,384	733,207	(500,000	)(b)			2,389,591
Income taxes payable	—	168,617	(168,617	)(d)			—

Total current liabilities	3,982,536	1,442,656	(1,490,055)		—		3,935,137

Capital lease obligation		8,607					8,607
Deferred income taxes		59,000	(59,000	)(d)			—
Redeemable preferred stock	37,741,746				(37,741,746	)(f)	—

Total liabilities	41,724,282	1,510,263	(1,549,055)		(37,741,746)		3,943,744

Shareholders’ equity:
Common stock	1,885	66,614	(66,614	)(a)	4,000	(e)	11,897
					6,012	(f)
Paid-in capital	3,335,439	563,761	(563,761	)(a)	45,606,000	(e)	86,677,173
					37,735,734	(f)
Unearned compensation	(645,224)	—					(645,224)
Retained earnings (deficit)	(32,008,504)	1,480,374	(1,480,374	)(a)			(31,853,887)
			154,617	(d)

Total shareholders’ equity (deficit)	(29,316,404)	2,110,749	(1,956,132)		83,351,746		54,189,959

Total liabilities and shareholders’ equity	$12,407,878	$3,621,012	$(3,505,187)		$45,610,000		$58,133,703

See accompanying notes to unaudited pro forma condensed combined financial statements.

ATRICURE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	AtriCure Inc. (historical)	Enable Medical Corporation (historical)	Proforma Adjustments Relating to The Enable Acquisition		Proforma Adjustments Relating to the Conversion of Preferred Stock and this Offering		Pro Forma Total
Revenues:
Sale of Product	$18,946,037	$5,395,594	$(4,941,341	)(a)			$19,400,290
Commissions	210,995	—					210,995
Product development	—	1,228,659	(1,228,659	)(b)			—
Government grant for product development	—	310,857					310,857

Total revenues	19,157,032	6,935,110	(6,170,000)		—		19,922,142

Cost of revenues:
Product Sales	5,201,562	3,446,772	$(4,941,341	)(a)			3,920,993
			214,000	(d)
Billable research and development costs		1,332,513	(1,228,659	)(c)			103,854

Total costs of revenues	5,201,562	4,779,285	(5,956,000)		—		4,024,847

Gross Profit	13,955,470	2,155,825	(214,000)		—		15,897,295

Expenses:
Research and development expenses	4,422,014	—	(1,228,659	)(b)			4,422,014
			1,228,659	(c)
Selling, general and administrative expenses	15,186,081	980,778					16,166,859

Total expenses	19,608,095	980,778	—		—		20,588,873

Income (loss) from operations	(5,652,625)	1,175,047	(214,000)		—		(4,691,578)
Preferred stock interest expense	3,905,169	—			(3,905,169	)(f)	—
Other interest income (expense)—net	105,926	(3,916)					102,010

Income (loss) before taxes	(9,451,868)	1,171,131	(214,000)		3,905,169		(4,589,568)
Income tax expense	—	391,000	(377,000	)(e)			14,000

Net Income (loss) available to common shareholders	$(9,451,868)	$780,131	$163,000		$3,905,169		$(4,603,568)

Earning (loss) per common share:
Basic	$(5.17)	$0.12					(0.39	)(g)
Diluted	$(5.17)	$0.10					(0.39	)(g)
Weighted average shares outstanding:
Basic	1,828,452	6,661,375			10,012,020	(g)	11,840,472
Diluted	1,828,452	7,824,875			10,012,020	(g)	11,840,472

See accompanying notes to unaudited pro forma condensed combined financial statements.

ATRICURE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

	AtriCure Inc. (historical)	Enable Medical Corporation (historical)	Proforma Adjustments Relating to The Enable Acquisition		Proforma Adjustments Relating to the Conversion of Preferred Stock and this Offering		Pro Forma Total
Revenues:
Sale of Product	$7,489,724	$1,716,694	$(1,621,470	)(a)			$7,584,948
Commissions	8,035						8,035
Product development		382,635	(382,635	)(b)			—
Government grant for product development		17,500					17,500

Total revenues	7,497,759	2,116,829	(2,004,105)		—		7,610,483

Cost of revenues:
Product Sales	1,919,512	992,437	(1,621,470	)(a)			1,343,979
			53,500	(d)
Billable research and development costs		400,083	(382,635	)(c)			17,448

Total costs of revenues	1,919,512	1,392,520	(1,950,650)		—		1,361,472

Gross Profit	5,578,247	724,309	(53,500)		—		6,249,056

Expenses:
Research and development	1,736,836		(382,635	)(b)			1,736,836
expenses			382,635	(c)
Selling, general and administrative expenses	5,252,098	362,125					5,614,223

Total expenses	6,988,934	362,125	—		—		7,351,059

Income (loss) from operations	(1,410,687)	362,184	(53,500)				(1,102,003)
Preferred stock interest expense	976,292				(976,292	)(f)	—
Other interest income (expense)—net	20,801	3,669					24,470

Income (loss) before taxes	(2,366,178)	365,853	(53,500)		976,292		(1,077,533)
Income tax expense		146,341	(146,341	)(e)			—

Net Income (loss) available to common shareholders	$(2,366,178)	$219,512	$92,841		$976,292		$(1,077,533)

Earning (loss) per common share
Basic	$(1.26)	$0.03					(0.09	)(g)
Diluted	$(1.26)	$0.03					(0.09	)(g)
Weighted average shares outstanding
Basic	1,881,542	6,661,375			10,012,020	(g)	11,893,562
Diluted	1,881,542	7,749,175			10,012,020	(g)	11,893,562

See accompanying notes to unaudited pro forma condensed combined financial statements.

ATRICURE, INC.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF TRANSACTIONS AND BASIS OF PRESENTATION

In connection with the initial public offering of its common stock, the Company estimates that the net proceeds from this offering will be approximately $45.6 million, or approximately $47.4 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $13.00 per share.

The Company entered into a merger agreement with Enable and made an initial payment of $0.5 million, which is non-refundable unless the agreement is terminated due to a breach or a failure by Enable. Under the terms of this agreement the purchase price would have been an additional $6.0 million if the closing occurred on or before July 1, 2005, and will be an additional $6.5 million if the closing occurs after that date and prior to December 31, 2005, when the agreement expires. In accordance with the terms of this agreement, Enable paid a cash dividend of $0.5 million to its shareholders on January 31, 2005 and, immediately prior to the closing of our acquisition, Enable is entitled to make a cash dividend to its shareholders of up to $0.5 million, provided that, after such dividend is paid, (i) the sum of Enable’s cash and accounts receivable is at least equal to its liabilities, as defined in the agreement, and (ii) Enable’s shareholders’ equity is at least equal to $0.5 million. If prior to December 31, 2005, certain Enable assets unrelated to the AtriCure bipolar ablation system are sold, the Company and the former Enable shareholders will each be entitled to 50% of the proceeds from that sale, assuming that the Company’s acquisition of Enable closes. If, instead, those assets are sold after December 31, 2005 but prior to the third anniversary of the closing of the Company’s acquisition of Enable, the Company will be required to pay the former shareholders of Enable only 50% of the consideration from that sale that is in excess of $1 million, subject to a maximum payment to the Enable shareholders of $2 million.

Effective upon the closing of this offering, the outstanding redeemable preferred stock of the Company will be converted into shares of common stock.

The unaudited pro forma condensed combined financial statements are presented to reflect the effect of the net proceeds from the offering, the acquisition of Enable, the allocation of the purchase price using the purchase method of accounting based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed and the elimination of historical inter-company transactions between the two companies. In addition, the conversion of the Company’s preferred stock into shares of common stock has been reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not reflect anticipated uses of proceeds described under “Use of Proceeds” for certain obligations that arose after March 31, 2005.

The acquisition of Enable was recorded under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value as of January 1, 2004. The allocation of the purchase price is as follows:

Net working capital	$1,691,226
Machinery and equipment	476,499
Intangible asset—proprietary manufacturing technology	1,070,000
Other assets	10,631
Goodwill	3,319,251
Other liabilities	(67,607)

$6,500,000

This initial allocation of the purchase price to specific assets and liabilities was based, in part, upon preliminary appraisals, and is therefore subject to change. Further, since the date of the acquisition is not fixed, it

ATRICURE, INC.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

is likely that the working capital of Enable on the date of acquisition will be different with a corresponding adjustment to goodwill. The proprietary manufacturing technology was valued based on Enable’s unique ability to manufacture the products to meet the Company’s close tolerance specifications for surgical products. Enable has developed an expertise in planting, mold, adhesive and assembly technology that has permitted it to be the sole supplier to the Company. The Company has utilized the income approach in conjunction with the excess earnings approach to value the cash flow attributable to the proprietary manufacturing technology. The Company has identified the product line revenues and the relevant costs and expenses and deducted the required returns on other contributing assets from the free cash flows, deriving the residual cash flows generated from the proprietary manufacturing technology assets, to which a discount rate was applied to determine a present value. Accordingly, the Company has determined, on a preliminary basis, that the value of the proprietary manufacturing technology is $1.07 million.

The excess of the estimated purchase price over the recorded amount of net assets has been preliminarily allocated to identifiable intangible assets and goodwill. Intangible assets are being amortized over 5 years. The acquisition price of Enable reflects the expected growth potential of Enable and its profitability. As a result of this, the purchase price is in excess of the fair market value of the assets acquired; therefore the Company expects to record approximately $3.3 million in goodwill as a result of this transaction. The ultimate allocation of purchase price will depend on the final results of fair value appraisals which we expect to be finalized within one year of the closing of the acquisition.

Enable maintains certain product development agreements, the most significant of which is with AtriCure. The current agreement, as amended, expires on December 31, 2005, engages Enable to develop and manufacture electrosurgical devices, and to utilize certain facilities, software and equipment. The Company was required to pay Enable a monthly fee of at least $96,000 for certain product development services during the period between February 1, 2003 to January 31, 2004. After January 31, 2004 there is no specific monthly fee requirement. The achievement of milestones is not required under the agreement as revenue is earned by Enable’s ongoing research and development activities. The Company believes that its contract with Enable represents current market values, especially given its short duration. Further, there are no stated settlement provisions in the contract. Accordingly, the Company does not believe that there is any value to be allocated to the preexisting relationship.

2.	ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The unaudited pro forma condensed combined balance sheet has been prepared as if the initial public offering and the net proceeds therefrom, the acquisition of Enable, the conversion of the redeemable preferred stock and the amendment and restatement of the Company’s charter had occurred on March 31, 2005. The pro forma adjustments reflected on the unaudited pro forma condensed combined balance sheet have been made for the following:

(a) To record the acquisition of Enable and the allocation of the $6,500,000 aggregate purchase price using the purchase method of accounting based upon preliminary estimates of the fair value of Enable’s identifiable assets and liabilities and the elimination of its historical shareholders’ equity. The excess of the purchase price over the book value of the assets acquired and the liabilities assumed of $4,389,251 was allocated to an identifiable intangible asset, representing the proprietary manufacturing technology, for a value of $1,070,000 and goodwill of $3,319,251.

(b) To eliminate the asset and liability recorded on the Company’s and Enable’s books related to the initial payment towards the purchase made by the Company to Enable in February.

ATRICURE, INC.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(c) To eliminate the inter-company receivable and payable between Enable and the Company as of March 31, 2005.

(d) To record the effect on the income tax accounts resulting from the merger.

(e) To record the estimated net proceeds of $45.6 million from the initial public offering based upon the sale of shares of common stock at an initial public offering price of $13.00 per share, assuming no exercise of the underwriters’ over-allotment option.

(f) To record the conversion of the redeemable preferred stock into shares of the Company’s common stock.

3.	ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The unaudited pro forma condensed combined statements of operations have been prepared as if the initial public offering and the net proceeds therefrom, the acquisition of Enable, the conversion of the redeemable preferred stock and the amendment and restatement of the Company’s charter had occurred on January 1, 2004.

The unaudited pro forma condensed combined statement of operations reflects a reduction of revenue of Enable for sales to AtriCure of $4.9 million for the year ended December 31, 2004 and $1.6 million for the three months ended March 31, 2005. There is also an entry in the Cost of revenues to eliminate the AtriCure recorded amount of purchases from Enable of $4.9 million for the year ended December 31, 2004 and $1.6 million for the three months ended March 31, 2005 (see explanation (a) below). While it may appear from these entries that there is no margin on this revenue, that is not the case as the entries apply to two different companies. The net effect of these entries is that the pro forma gross profit reflects the sum of the gross profit of the Company plus the gross profit of Enable (less the amortization of intangibles discussed in adjustment (d) below).

The unaudited pro forma condensed combined statement of operations also reflects an entry to eliminate the billing for research and development costs rendered by Enable. The entry eliminates the billings in the Product development revenue of Enable of $1.2 million as of December 31, 2004 and $0.4 million as of March 31, 2005 and the costs incurred by AtriCure in its research and development expense line (see explanation (b) below). A second entry reclassifies the corresponding amount of cost incurred by Enable from cost of revenues since these costs will not be billable on a combined basis to the research and development expense line (see explanation (c) below). As a result, the billings are eliminated and the research and development expenses related to AtriCure are in the research and development expense line reflecting the classification as if these costs had been incurred on a combined basis.

The pro forma adjustments reflected on the unaudited pro forma condensed combined statements of operations have been made for the following:

(a) To eliminate the product sales and purchases between Enable and the Company during 2004 and for the three months ended March 31, 2005.

(b) To eliminate the product research costs charged by Enable to the Company during 2004 and for the three months ended March 31, 2005.

(c) To reclassify Enable’s research and development costs which are no longer billable after the acquisition of Enable by the Company.

(d) To record a charge for amortization based upon the preliminary estimate of the portion of the purchase price to be allocated to the fair value of identifiable intangibles, using an estimated useful life of 5 years.

ATRICURE, INC.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(e) To reverse Enable’s income tax provision as a result of the consolidated loss that would have occurred if both companies had been merged on January 1, 2004.

(f) To reverse the preferred stock interest on the pro forma assumption that the redeemable preferred stock is converted into common stock at the beginning of the period.

(g) Unaudited pro forma net loss per share, basic and diluted, and shares used in computing net loss per share, basic and diluted, have been calculated in accordance with the SEC rules for initial public offerings. Pro forma net income (loss) available to common shareholders has been adjusted to give effect to the elimination of preferred stock interest from net income (loss). Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on the number of common shares at an initial public offering price of $13.00 (which is the mid point of the range set forth on the cover) and has been adjusted to give effect to the conversion of all of our outstanding shares of redeemable preferred stock into shares of our common stock, which will become effective at the closing of this offering.

AtriCure, Inc. develops, manufactures and sells innovative surgical devices designed to create precise lesions in soft tissues.

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AtriCure

Part II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered. All amounts other than the SEC registration fee, the NASD filing fees and the NASDAQ National Market application and entry fees are estimates.

Amount to be Paid
SEC registration fee	$7,580
NASD filing fee	6,440
NASDAQ National Market application fee	5,000
NASDAQ National Market entry fee	100,000
NASDAQ National Market annual fee (prorated for 2005)	17,791
Legal fees and expenses	2,000,000
Accounting fees and expenses	275,000
Printing and engraving	250,000
Blue Sky fees and expenses (including legal fees)	20,000
Transfer agent and registrar fees	10,000
Miscellaneous	58,189

Total	$2,750,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions, (2) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions and (3) the rights conferred in the restated bylaws are not exclusive.

Prior to the closing of this offering, the Registrant will enter into indemnification agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and to provide additional procedural protections. The Registrant also intends to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents, where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities arising under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has obtained liability insurance for its officers and directors.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D and the other rules and regulations promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions.

1. In April 2002, we issued and sold to 21 accredited investors convertible promissory notes in an aggregate principal amount of $3,500,000, which were convertible into Series B preferred stock. The convertible promissory notes were converted into 650,534 shares of Series B preferred stock in June 2002. In addition, we issued to these accredited investors warrants to purchase 195,160 shares of our common stock at a purchase price of $5.43 per share.

2. In June 2002, we issued and sold to 28 accredited investors an aggregate of 3,829,499 shares of our Series B preferred stock (including shares issued upon conversion of the convertible promissory notes described above) at a purchase price per share of $5.43 for an aggregate issue price of $20,794,180.

3. From time to time we have granted options to purchase our common stock to our directors, employees and consultants, in connection with services rendered to us, pursuant to our 2001 Stock Option Plan. Information regarding these grants since January 2002 is set forth below:

(a) From January 1, 2002 to December 31, 2002, we granted options to purchase an aggregate of 553,944 shares of our common stock at exercise prices ranging from $1.33 to $3.80 per share;

(b) From January 1, 2003 to December 31, 2003, we granted options to purchase an aggregate of 217,500 shares of our common stock at an exercise price of $1.52 per share;

(c) From January 1, 2004 to December 31, 2004, we granted options to purchase an aggregate of 253,474 shares of our common stock at exercise prices ranging from $1.52 to $3.23 per share; and

(d) From January 1, 2005 to the date of this registration statement, we granted options to purchase an aggregate of 151,592 shares of our common stock at an exercise price ranging from $11.29 to $12.35 per share.

4. In March 2005, we issued to an accredited investor warrants to purchase 55,208 shares of our common stock at an exercise price per share of $11.29 in connection with the establishment of a $5.0 million secured credit facility.

The offers, sales and issuances of the securities described in paragraphs 1 and 4 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in the transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in the transaction. Each of the recipients of securities in the transactions described in paragraphs 1 and 4 were accredited.

The offers, sales and issuances of the preferred stock described in paragraph 2 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 were accredited investors under Rule 501 of Regulation D.

The offers, sales and issuances of the options and common stock described in paragraph 3 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities pursuant to our 2001 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated as of February 14, 2005, between AtriCure, Inc. and Enable Medical Corporation (exhibits and schedules have been omitted but will be furnished supplementally to the Securities and Exchange Commission upon request).

2.1.1*	First Amendment to Agreement and Plan of Merger between AtriCure, Inc. and Enable Medical Corporation.

3.1*	Certificate of Incorporation, Filed October 31, 2000.

3.1.1*	Certificate of Amendment, Filed May 24, 2001.

3.1.2*	Certificate of Amendment, Filed November 29, 2001.

3.1.3*	Certificate of Amendment, Filed June 6, 2002.

3.1.4*	Certificate of Amendment, Filed July 27, 2005.

3.2*	Form of Amended and Restated Certificate of Incorporation (which will become effective at the closing of this offering).

3.3*	Amended and Restated Bylaws.

3.4*	Form of Second Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1*	Amended and Restated Investors’ Rights Agreement, dated June 6, 2002 between AtriCure, Inc. and each of the signatory Investors.

4.1.1*	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated March 8, 2005 between AtriCure, Inc. and each of the signatory Investors.

Exhibit Number	Description

4.2*	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain Series A shareholders, certain Series B shareholders, and certain common shareholders.

4.3*	Amended and Restated Voting Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain common shareholders, certain Series A shareholders, and certain Series B shareholders.

4.4*	Specimen common stock certificate.

4.5*	Specimen of warrant certificate issued to Series B preferred shareholders.

4.6*	Specimen of warrant certificate issued to Lighthouse Capital Partners V, L.P.

5.1*	Opinion of Epstein Becker & Green, P.C. as to legality of the securities.

10.1*	2001 Stock Option Plan.

10.2*	Form of 2005 Equity Incentive Plan.

10.3*†	Development Agreement, dated as of June 1, 2005, between AtriCure, Inc. and Stellartech Research Corporation.

10.4*†	Manufacturing Agreement, dated as of June 1, 2005, between AtriCure, Inc. and Stellartech Research Corporation.

10.6*	Lease Agreement, dated as of December 18, 2000, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.1*	Agreement to Improve Lease Premises, First Amendment to Lease Dated December 18, 2000, dated as of May 28, 2002, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.2*	Agreement to Expand Leased Premises and Extend Lease, Second Amendment to Lease Dated December 18, 2000, dated as of April 8, 2004, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.7*	Loan and Security Agreement No. 4631, dated as of March 8, 2005, by and between Lighthouse Capital Partners V, L.P. and AtriCure, Inc.

10.8*†	Master Development, Manufacturing and Supply Agreement, Second Amended and Restated, dated as of March 19, 2003 by and between Enable Medical Corporation and AtriCure, Inc.

10.9*†	Technology Transfer Agreement, dated as of May 25, 2001, by and between AtriCure, Inc. and Enable Medical Corporation.

10.10*	Development and License Agreement, dated as of July 15, 2005, by and between AtriCure, Inc. and UST Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	Previously filed.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(b)	Financial Statement Schedules

Schedule II

ATRICURE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
2004:
	Allowance for Doubtful Accounts	27,877	31,779	2,877	56,779
2003:
	Allowance for Doubtful Accounts	—	27,877	—	27,877
2002:
	Allowance for Doubtful Accounts	—	—	—	—

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Chester, Ohio on this 3rd day of August, 2005.

ATRICURE, INC.

By:	/s/ DAVID J. DRACHMAN
David J. Drachman President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities indicated on August 3, 2005:

Signature	Title(s)

* Richard M. Johnston	Richard M. Johnston Chairman of the Board

/s/ DAVID J. DRACHMAN David J. Drachman	David J. Drachman President, Chief Executive Officer and Director (principal executive officer)

/s/ THOMAS J. ETERGINO Thomas J. Etergino	Thomas J. Etergino Chief Financial Officer (principal financial and accounting officer)

* Michael D. Hooven	Michael D. Hooven Director

* Donald C. Harrison	Donald C. Harrison Director

* Alan L. Kaganov	Alan L. Kaganov Director

* Karen P. Robards	Karen P. Robards Director

* Norman R. Weldon	Norman R. Weldon Director

* Lee R. Wrubel	Lee R. Wrubel Director

*By	/S/ DAVID J. DRACHMAN
Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated as of February 14, 2005, between AtriCure, Inc. and Enable Medical Corporation (exhibits and schedules have been omitted but will be furnished supplementally to the Securities and Exchange Commission upon request).

2.1.1*	First Amendment to Agreement and Plan of Merger between AtriCure, Inc. and Enable Medical Corporation.

3.1*	Certificate of Incorporation, Filed October 31, 2000.

3.1.1*	Certificate of Amendment, Filed May 24, 2001.

3.1.2*	Certificate of Amendment, Filed November 29, 2001.

3.1.3*	Certificate of Amendment, Filed June 6, 2002.

3.1.4*	Certificate of Amendment, Filed July 27, 2005.

3.2*	Form of Amended and Restated Certificate of Incorporation (which will become effective at the closing of this offering).

3.3*	Amended and Restated Bylaws.

3.4*	Form of Second Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1*	Amended and Restated Investors’ Rights Agreement, dated June 6, 2002 between AtriCure, Inc. and each of the signatory Investors.

4.1.1*	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated March 8, 2005 between AtriCure, Inc. and each of the signatory Investors.

4.2*	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain Series A shareholders, certain Series B shareholders, and certain common shareholders.

4.3*	Amended and Restated Voting Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain common shareholders, certain Series A shareholders, and certain Series B shareholders.

4.4*	Specimen common stock certificate.

4.5*	Specimen of warrant certificate issued to Series B preferred shareholders.

4.6*	Specimen of warrant certificate issued to Lighthouse Capital Partners V, L.P.

5.1*	Opinion of Epstein Becker & Green, P.C. as to legality of the securities.

10.1*	2001 Stock Option Plan.

10.2*	Form of 2005 Equity Incentive Plan.

10.3*†	Development Agreement, dated as of June 1, 2005, between AtriCure, Inc. and Stellartech Research Corporation.

10.4*†	Manufacturing Agreement, dated as of June 1, 2005, between AtriCure, Inc. and Stellartech Research Corporation.

10.6*	Lease Agreement, dated as of December 18, 2000, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.1*	Agreement to Improve Lease Premises, First Amendment to Lease Dated December 18, 2000, dated as of May 28, 2002, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

Exhibit Number	Description

10.6.2*	Agreement to Expand Leased Premises and Extend Lease, Second Amendment to Lease Dated December 18, 2000, dated as of April 8, 2004, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.7*	Loan and Security Agreement No. 4631, dated as of March 8, 2005, by and between Lighthouse Capital Partners V, L.P. and AtriCure, Inc.

10.8*†	Master Development, Manufacturing and Supply Agreement, Second Amended and Restated, dated as of March 19, 2003 by and between Enable Medical Corporation and AtriCure, Inc.

10.9*†	Technology Transfer Agreement, dated as of May 25, 2001, by and between AtriCure, Inc. and Enable Medical Corporation.

10.10*	Development and License Agreement, dated as of July 15, 2005, by and between AtriCure, Inc. and UST Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	Previously filed.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.